SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH MARCH 21, 2003

(Commission File No. 1-15256)

BRASIL TELECOM S.A.
(Exact name of Registrant as specified in its Charter)

BRAZIL TELECOM COMPANY
(Translation of Registrant’s name into English)

SIA Sul, Área de Serviços Públicos , Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): .

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  No

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - ASSETS

Account Number	Description	12/31/2002	12/31/2001	12/31/2000

1	Total Assets	15,219,953	14,052,227	12,493,482
1.01	Current Assets	3,422,330	2,074,976	2,423,688
1.01.01	Cash and cash equivalents	1,377,432	331,258	801,642
1.01.02	Credits	1,548,634	1,230,937	1,198,214
1.01.02.01	Trade accounts receivable	1,548,634	1,230,937	1,198,214
1.01.03	Inventories	23,309	8,351	10,994
1.01.04	Other	472,955	504,430	412,838
1.01.04.01	Loans and financing	1,525	622	1,166
1.01.04.02	Deferred and recoverable taxes	313,041	310,022	225,629
1.01.04.03	Judicial deposits	724	58,663	76,846
1.01.04.04	Other Assets	157,665	135,123	109,197
1.02	Noncurrent Assets	1,170,201	992,317	487,042
1.02.01	Other Credits	0	0	0
1.02.02	Related Party Credits	65,654	33,367	0
1.02.02.01	Associated companies	1,809	30,000	0
1.02.02.02	Subsidiaries	63,845	3,367	0
1.02.02.03	Other Related Party Credits	0	0	0
1.02.03	Other	1,104,547	958,950	487,042
1.02.03.01	Loans and financing	6,554	5,169	1,314
1.02.03.02	Deferred and recoverable taxes	657,725	665,797	387,363
1.02.03.03	Judicial deposits	331,364	198,050	95,558
1.02.03.04	Inventories	39,862	50,576	0
1.02.03.05	Other Assets	69,042	39,358	2,807
1.03	Permanent Assets	10,627,422	10,984,934	9,582,752
1.03.01	Investiments	129,059	87,226	86,322
1.03.01.01	Associated companies	36,018	3,870	0
1.03.01.02	Subsidiaries	26,840	18,341	0
1.03.01.03	Other Investiments	66,201	65,015	86,322
1.03.02	Property, plant and equipment	9,846,140	10,333,900	8,846,980
1.03.03	Deferred charges	652,223	563,808	649,450

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - LIABILITIES

Account Number	Description	12/31/2002	12/31/2001	12/31/2000

2	Total Liabilities and Shareholders’ Equity	15,219,953	14,052,227	12,493,482
2.01	Current Liabilities	2,628,346	2,669,851	2,942,018
2.01.01	Loans and financing	553,431	431,786	1,253,861
2.01.02	Debentures	129,845	98,875	0
2.01.03	Suppliers	927,418	1,207,410	800,537
2.01.04	Taxes, duties and contributions	363,199	275,697	236,499
2.01.04.01	Indirect taxes	348,520	271,681	232,682
2.01.04.02	Tax on Income	14,679	4,016	3,817
2.01.05	Dividends Payable	310,297	230,483	236,591
2.01.06	Provisions	95,376	105,071	96,610
2.01.06.01	Provision for contingencies	3,232	63,403	96,610
2.01.06.02	Provision for pension plan	92,144	41,668	0
2.01.07	Related Party debts	0	0	0
2.01.08	Others	248,780	320,529	317,920
2.01.08.01	Payroll and related charges	43,808	91,459	65,601
2.01.08.02	Consignments in favor of third parties	78,609	83,809	121,431
2.01.08.03	Profit-sharing	39,060	50,101	35,181
2.01.08.04	Other Liabilities	87,303	95,160	95,707
2.02	Noncurrent Liabilities	5,617,040	4,507,072	2,393,388
2.02.01	Loans and financing	2,198,532	2,204,489	1,959,207
2.02.02	Debentures	2,200,000	1,300,000	0
2.02.03	Provisions	795,688	764,151	304,184
2.02.03.01	Provision for contingencies	385,992	315,075	294,264
2.02.03.02	Provision for pension plan	409,696	449,076	9,920
2.02.04	Related Party debts	0	0	0
2.02.05	Others	422,820	238,432	129,997
2.02.05.01	Payroll and related charges	11,439	0	0
2.02.05.02	Suppliers	4,123	0	0
2.02.05.03	Indirect taxes	344,452	182,815	75,932
2.02.05.04	Tax on Income	26,918	21,027	10,824
2.02.05.05	Other Liabilities	27,729	26,431	16,998
2.02.05.06	Fund for Capitalization	8,159	8,159	26,243
2.03	Deferred income	11,032	10,991	10,396
2.05	Shareholders Equity	6,963,535	6,864,313	7,147,680
2.05.01	Capital	3,335,770	3,296,179	3,290,815
2.05.02	Capital Reserves	1,591,454	1,647,290	1,657,182
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Company Assets	0	0	0
2.05.03.02	Subsidiaries/ Associated companies	0	0	0
2.05.04	Profit Reserves	273,244	251,238	237,176
2.05.04.01	Legal	273,244	251,238	237,176
2.05.04.02	Statutory	0	0	0
2.05.04.03	Contingency	0	0	0
2.05.04.04	Realizable profits reserve	0	0	0
2.05.04.05	Profit Retention	0	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other Profit Reserves	0	0	0
2.05.05	Retained earnings	1,763,067	1,669,606	1,962,507

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - INCOME STATEMENT

Account Number	Description	01/01/2002 a 12/31/2002	01/01/2001 a 12/31/2001	01/01/2000 a 12/31/2000

3.01	Gross Revenue	9,858,833	8,458,496	5,113,539
3.02	Revenue deductions	(2,759,951)	(2,300,088)	(1,303,836)
3.03	Net Revenue	7,098,882	6,158,408	3,809,703
3.04	Cost of services rendered	(4,395,146)	(3,989,177)	(2,463,050)
3.05	Gross Profit	2,703,736	2,169,231	1,346,653
3.06	Operating Income (Expenses)	(2,295,980)	(1,832,712)	(981,640)
3.06.01	Selling expenses	(835,355)	(722,556)	(318,221)
3.06.02	General and administrative expenses	(632,443)	(585,329)	(371,719)
3.06.02.01	Management remuneration	(5,612)	(4,384)	(1,890)
3.06.02.02	Other General and administrative expenses	(626,831)	(580,945)	(369,829)
3.06.03	Financial	(945,286)	(468,057)	(224,369)
3.06.03.01	Financial Income	199,508	178,120	138,475
3.06.03.02	Financial Expenses	(1,144,794)	(646,177)	(362,844)
3.06.04	Other operating income	257,079	248,976	155,107
3.06.05	Other operating expenses	(138,474)	(305,746)	(201,584)
3.06.06	Equity in subsidiaries	(1,501)	0	(20,854)
3.07	Operating Income	407,756	336,519	365,013
3.08	Nonoperating Income	(138,710)	(141,736)	34,364
3.08.01	Revenues	44,978	219,965	95,561
3.08.01.01	Gain on the acquisition of tax credits -REFIS	0	0	41,136
3.08.01.02	Other Revenues	44,978	219,965	54,425
3.08.02	Expenses	(183,688)	(361,701)	(61,197)
3.08.02.01	PIS/COFINS on REFIS gain	0	0	(1,501)
3.08.02.02	IRPJ/CSLL on REFIS gain	0	0	(13,476)
3.08.02.03	Other Expenses	(183,688)	(361,701)	(46,220)
3.09	Income before Taxes/Profit Sharing	269,046	194,783	399,377
3.10	Income and social contribution taxes	(112,192)	(94,407)	(129,162)
3.11	Deferred Income Tax	0	0	0
3.12	Statutory participations/contributions	(41,387)	(50,833)	(22,780)
3.12.01	Participations	(41,387)	(50,833)	(22,780)
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on capital	324,650	231,700	203,307
3.15	Net Income for the year	440,117	281,243	450,742

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

Statements of Changes in Shareholders’ Equity
01/01/2002 to 12/31/2002

Account Number	Description	Capital	Capital Reserves	Revaluation Reserves	Profit Reserves	Retained earnings	Total of Shareholders’ Equity

5.01	Initial Balance	3,296,179	1,647,290	0	251,238	1,669,606	6,864,313
5.02	Prior-year adjustment	0	0	0	0	0	0
5.03	Capital increase/decrease	39,591	(39,591)	0	0	0	0
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury Stock	0	(21,852)	0	0	0	(21,852)
5.06	Net Income for the year	0	0	0	0	440,117	440,117
5.07	Allocations	0	0	0	22,006	(346,656)	(324,650)
5.07.01	Transfers to reserves	0	0	0	22,006	(22,006)	0
5.07.02	Proposed dividends/Interest on Capital	0	0	0	0	(324,650)	(324,650)
5.08	Others	0	5,607	0	0	0	5,607
5.08.01	Donations and Subsidies for Investments	0	554	0	0	0	554
5.08.02	Adjustment of social contribution tax additiona	0	5,053	0	0	0	5,053
5.09	Final Balance	3,335,770	1,591,454	0	273,244	1,763,067	6,963,535

Statements of Changes in Shareholders’ Equity
01/01/2001 to 12/31/2001

Account Number	Description	Capital	Capital Reserves	Revaluation Reserves	Profit Reserves	Retained earnings	Total of Shareholders’ Equity

5.01	Initial Balance	3,290,815	1,657,182	0	237,176	1,962,507	7,147,680
5.02	Prior-year adjustment	0	0	0	0	(328,382)	(328,382)
5.03	Capital increase/decrease	5,364	(5,364)	0	0	0	0
5.04	Realization of reserves	0	0	0	0	0	0
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Net Income for the year	0	0	0	0	281,243	281,243
5.07	Allocations	0	0	0	14,062	(245,762)	(231,700)
5.07.01	Transfers to reserves	0	0	0	14,062	(14,062)	0
5.07.02	Proposed dividends/Interest on Capital	0	0	0	0	(231,700)	(231,700)
5.08	Others	0	(4,528)	0	0	0	(4,528)
5.08.01	Donations and Subsidies for Investments	0	15	0	0	0	15
5.08.02	Tax Incentives - FINAM	0	510	0	0	0	510
5.08.03	Adjustment of social contribution tax additiona	0	(5,053)	0	0	0	(5,053)
5.08.04	Reduction in treasury stock	0	0	0	0	0	0
5.09	Final Balance	3,296,179	1,647,290	0	251,238	1,669,606	6,864,313

Statements of Changes in Shareholders’ Equity
01/01/2000 to 12/31/2000

Account Number	Description	Capital	Capital Reserves	Revaluation Reserves	Profit Reserves	Retained earnings	Total of Shareholders’ Equity

5.01	Initial Balance	1,064,326	221,330	0	63,405	352,421	1,701,482
5.02	Prior-year adjustment	0	0	0	0	0	0
5.03	Capital increase/decrease	0	0	0	0	0	0
5.04	Realization of reserves	0	0	0	(54,312)	54,312	0
5.05	Treasury Stock	0	0	0	0	0	0
5.06	Net Income for the year	0	0	0	0	450,742	450,742
5.07	Allocations	0	0	0	24,073	(227,380)	(203,307)
5.07.01	Transfers to reserves	0	0	0	24,073	(24,073)	0
5.07.02	Proposed dividends/Interest on Capital	0	0	0	0	(203,307)	(203,307)
5.08	Others	2,226,489	1,435,852	0	204,010	1,332,412	5,198,763
5.08.01	Merger of STFC - Region II	1,778,527	860,482	0	204,010	1,407,242	4,250,261
5.08.02	Merger of CRT S.A.	447,962	573,548	0	0	(74,830)	946,680
5.08.03	Donations and Subsidies for Investments	0	1,103	0	0	0	1,103
5.08.04	Tax Incentives	0	717	0	0	0	717
5.08.05	Adjustment of social contribution tax additiona	0	2	0	0	0	2
5.08.06	Reduction in treasury stock	0	0	0	0	0	0
5.09	Final Balance	3,290,815	1,657,182	0	237,176	1,962,507	7,147,680

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - STATEMENTS OF CHANGES IN FINANCIAL POSITION

Account Number	Description	01/01/2002 a 12/31/2002	01/01/2001 a 12/31/2001	01/01/2000 a 12/31/2000

4.01	Sources	4,341,645	4,526,700	4,069,221
4.01.01	From Operating Activity	2,975,808	2,485,410	1,839,404
4.01.01.01	Net Income/ Losses	440,117	281,243	450,742
4.01.01.02	Items not affecting working capital	2,535,691	2,204,167	1,388,662
4.01.01.02.01	Depreciation and amortization	2,125,609	1,998,466	1,281,129
4.01.01.02.02	Monetary variation and interest on long-term items	171,504	61,660	24,404
4.01.01.02.03	Equity in subsidiaries	1,501	0	20,854
4.01.01.02.04	Provision for contingencies	17,188	12,972	19,756
4.01.01.02.05	Effect of write-off of permanent assets	11,660	13,108	1,408
4.01.01.02.06	Indirects Taxes	154,751	73,895	26,234
4.01.01.02.07	Directs Taxes	42,039	53,986	17,194
4.01.01.02.08	Others	11,439	(9,920)	(2,317)
4.01.02	Shareholders	0	0	0
4.01.03	Third Parties	1,365,837	2,041,290	2,229,817
4.01.03.01	Increase of noncurrent liabilities	1,322,502	1,966,635	1,695,472
4.01.03.02	Reduction of noncurrent assets	10,714	43	14,545
4.01.03.03	CCL merger of STFC operators Reg. II	0	0	505,492
4.01.03.04	Others	32,621	74,612	14,308
4.02	Use of Funds	2,952,786	4,603,245	4,209,178
4.02.01	Increase of noncurrent assets	261,203	321,528	39,145
4.02.02	Increase of Permanent assets	1,773,284	3,445,540	3,250,149
4.02.03	Dividends / Interest on Capital	324,650	231,700	203,307
4.02.04	Transfer from noncurrent to current liabilities	571,797	504,009	133,508
4.02.05	Net contingencies for REFIS	0	0	65,652
4.02.06	CCL merger CRT S.A.	0	0	517,417
4.02.07	Other Uses	21,852	100,468	0
4.03	Increase (decrease) in working capital	1,388,859	(76,545)	(139,957)
4.04	Changes in Current Assets	1,347,354	(348,712)	2,136,669
4.04.01	Current Assets at the beginning of the year	2,074,976	2,423,688	287,019
4.04.02	Current Assets at the end of the year	3,422,330	2,074,976	2,423,688
4.05	Changes in Current Liabilities	(41,505)	(272,167)	2,276,626
4.05.01	Current Liabilities at the beginning of the year	2,669,851	2,942,018	665,392
4.05.02	Current Liabilities at the end of the year	2,628,346	2,669,851	2,942,018

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - CONSOLIDATED ASSETS

Account Number	Description	12/31/2002	12/31/2001	12/31/2000

1	Total Assets	15,390,526	14,056,119	12,493,482
1.01	Current Assets	3,469,740	2,088,203	2,423,688
1.01.01	Cash and cash equivalents	1,422,899	331,363	801,642
1.01.02	Credits	1,542,851	1,230,937	1,198,214
1.01.02.01	Trade accounts receivable	1,542,851	1,230,937	1,198,214
1.01.03	Inventories	23,309	8,351	10,994
1.01.04	Other	480,681	517,552	412,838
1.01.04.01	Loans and financing	6,795	622	1,166
1.01.04.02	Deferred and recoverable taxes	314,058	310,025	225,629
1.01.04.03	Judicial deposits	724	58,663	76,846
1.01.04.04	Other Assets	159,104	148,242	109,197
1.02	Noncurrent Assets	1,106,357	988,950	487,042
1.02.01	Other Credits	0	0	0
1.02.02	Related Party Credits	1,809	30,000	0
1.02.02.01	Associated companies	1,809	30,000	0
1.02.02.02	Subsidiaries	0	0	0
1.02.02.03	Other Related Party Credits	0	0	0
1.02.03	Other	1,104,548	958,950	487,042
1.02.03.01	Loans and financing	6,554	5,169	1,314
1.02.03.02	Deferred and recoverable taxes	657,726	665,797	387,363
1.02.03.03	Judicial deposits	331,364	198,050	95,558
1.02.03.04	Inventories	39,862	50,576	0
1.02.03.05	Other Assets	69,042	39,358	2,807
1.03	Permanent Assets	10,814,429	10,978,966	9,582,752
1.03.01	Investiments	112,219	68,885	86,322
1.03.01.01	Associated companies	36,018	3,870	0
1.03.01.02	Subsidiaries	0	0	0
1.03.01.03	Other Investiments	76,201	65,015	86,322
1.03.02	Property, plant and equipment	10,040,469	10,333,924	8,846,980
1.03.03	Deferred charges	661,741	576,157	649,450

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - CONSOLIDATED LIABILITIES

Account Number	Description	12/31/2002	12/31/2001	12/31/2000

2	Total Liabilities and Shareholders’ Equity	16,102,429	14,678,908	14,208,837
2.01	Current Liabilities	2,478,708	2,622,056	2,862,816
2.01.01	Loans and financing	542,379	424,473	1,163,704
2.01.02	Debentures	49,495	24,305	23,517
2.01.03	Suppliers	919,486	1,210,838	793,805
2.01.04	Taxes, duties and contributions	371,399	281,107	236,956
2.01.04.01	Indirect taxes	356,720	277,091	233,139
2.01.04.02	Tax on Income	14,679	4,016	3,817
2.01.05	Dividends Payable	249,775	252,364	236,024
2.01.06	Provisions	95,376	105,071	96,610
2.01.06.01	Provision for contingencies	3,232	63,403	96,610
2.01.06.02	Provision for pension plan	92,144	41,668	0
2.01.07	Related Party debts	0	0	0
2.01.08	Others	250,798	323,898	312,200
2.01.08.01	Payroll and related charges	44,352	92,501	65,676
2.01.08.02	Consignments in favor of third parties	78,750	84,106	111,301
2.01.08.03	Profit-sharing	40,390	51,715	35,181
2.01.08.04	Other Liabilities	87,306	95,576	100,042
2.02	Noncurrent Liabilities	5,032,117	3,721,847	2,784,315
2.02.01	Loans and financing	2,090,400	2,126,804	1,799,958
2.02.02	Debentures	1,493,893	572,662	554,102
2.02.03	Provisions	795,688	764,151	304,184
2.02.03.01	Provision for contingencies	385,992	315,075	294,264
2.02.03.02	Provision for pension plan	409,696	449,076	9,920
2.02.04	Related Party debts	0	0	0
2.02.05	Others	652,136	258,230	126,071
2.02.05.01	Payroll and related charges	11,444	0	0
2.02.05.02	Suppliers	4,123	0	0
2.02.05.03	Indirect taxes	344,452	182,814	75,932
2.02.05.04	Tax on Income	81,238	39,530	23,649
2.02.05.05	License for operating telecoms services	174,991	0	0
2.02.05.06	Other Liabilities	27,729	26,431	16,999
2.02.05.07	Fund for Capitalization	8,159	9,455	9,491
2.03	Deferred income	11,032	10,991	10,396
2.04	Minority interests	2,355,025	2,323,040	2,438,862
2.05	Shareholders Equity	6,225,547	6,000,974	6,112,448
2.05.01	Capital	2,257,611	2,232,641	1,993,609
2.05.02	Capital Reserves	389,751	410,500	576,850
2.05.03	Revaluation reserves	0	0	0
2.05.03.01	Company assets	0	0	0
2.05.03.02	Subsidiaries/ Associated companies	0	0	0
2.05.04	Profit Reserves	978,085	1,309,572	1,569,139
2.05.04.01	Legal	187,865	165,693	152,979
2.05.04.02	Statutory	0	0	0
2.05.04.03	Contingency	0	0	0
2.05.04.04	Realizable profits reserves	790,220	1,143,879	1,416,160
2.05.04.05	Profit Retention	0	0	0
2.05.04.06	Special reserve for undistributed dividends	0	0	0
2.05.04.07	Other Profit Reserves	0	0	0
2.05.05	Retained earnings	2,600,100	2,048,261	1,972,850

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - CONSOLIDATED INCOME STATEMENT

Account Number	Description	01/01/2002 a 12/31/2002	01/01/2001 a 12/31/2001	01/01/2000 a 12/31/2000

3.01	Gross Revenue	9,839,680	8,458,496	5,113,539
3.02	Revenue deductions	(2,768,312)	(2,300,088)	(1,303,836)
3.03	Net Revenue	7,071,368	6,158,408	3,809,703
3.04	Cost of services rendered	(4,446,632)	(3,989,177)	(2,463,050)
3.05	Gross Profit	2,624,736	2,169,231	1,346,653
3.06	Operating Income (Expenses)	(2,217,746)	(1,832,712)	(981,640)
3.06.01	Selling expenses	(761,753)	(722,556)	(318,221)
3.06.02	General and administrative expenses	(630,939)	(585,329)	(371,719)
3.06.02.01	Management remuneration	(5,612)	(4,384)	(1,890)
3.06.02.02	Other General and administrative expenses	(625,327)	(580,945)	(369,829)
3.06.03	Financial	(943,550)	(468,057)	(224,369)
3.06.03.01	Financial Income	201,631	178,120	138,475
3.06.03.02	Financial Expenses	(1,145,181)	(646,177)	(362,844)
3.06.04	Other operating income	257,008	248,976	155,107
3.06.05	Other operating expenses	(138,512)	(305,746)	(201,584)
3.06.06	Equity in subsidiaries	0	0	(20,854)
3.07	Operating Income	406,990	336,519	365,013
3.08	Nonoperating Income	(138,710)	(141,736)	34,364
3.08.01	Revenues	44,978	219,965	95,561
3.08.01.01	Gain on the acquisition of tax credits -REFIS	0	0	41,136
3.08.01.02	Other Revenues	44,978	219,965	54,425
3.08.02	Expenses	(183,688)	(361,701)	(61,197)
3.08.02.01	PIS/COFINS on REFIS gain	0	0	(1,501)
3.08.02.02	IRPJ/CSLL on REFIS gain	0	0	(13,476)
3.08.02.03	Other Expenses	(183,688)	(361,701)	(46,220)
3.09	Income before Taxes/Profit Sharing	268,280	194,783	399,377
3.10	Income and social contribution taxes	(111,426)	(94,407)	(129,162)
3.11	Deferred Income Tax	0	0	0
3.12	Statutory participations/contributions	(41,387)	(50,833)	(22,780)
3.12.01	Participations	(41,387)	(50,833)	(22,780)
3.12.02	Contributions	0	0	0
3.13	Reversal of interest on capital	324,650	231,700	203,307
3.14	Minority interests	0	0	0
3.15	Net Income for the year	440,117	281,243	450,742

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION

Account Number	Description	01/01/2002 a 12/31/2002	01/01/2001 a 12/31/2001	01/01/2000 a 12/31/2000

4.01	Sources	3,990,820	4,526,700	4,069,221
4.01.01	From Operating Activity	2,976,290	2,485,410	1,839,404
4.01.01.01	Net Income/ Losses	440,117	281,243	450,742
4.01.01.02	Items not affecting working capital	2,536,173	2,204,167	1,388,662
4.01.01.02.01	Depreciation and amortization	2,126,677	1,998,466	1,281,129
4.01.01.02.02	Monetary variation and interest on long-term it	172,414	61,660	24,404
4.01.01.02.03	Equity in subsidiaries	0	0	20,854
4.01.01.02.04	Provision for contingencies	17,188	12,972	19,756
4.01.01.02.05	Effect of write-off of permanent assets	11,660	13,108	1,408
4.01.01.02.06	Indirects Taxes	154,751	73,895	26,234
4.01.01.02.07	Directs Taxes	42,039	53,986	17,194
4.01.01.02.08	Others	11,444	(9,920)	(2,317)
4.01.02	Shareholders	0	0	0
4.01.03	Third parties	1,014,530	2,041,290	2,229,817
4.01.03.01	Increase of noncurrent liabilities	969,324	1,966,635	1,695,472
4.01.03.02	Transfer from noncurrent to current assets	10,714	43	14,545
4.01.03.03	CCL merger of STFC operators Reg. II	0	0	505,492
4.01.03.04	Others	34,492	74,612	14,308
4.02	Use of Funds	2,559,463	4,593,910	4,209,178
4.02.01	Increase of noncurrent assets	191,636	318,161	39,145
4.02.02	Increase of Permanent assets	1,977,698	3,439,572	3,250,149
4.02.03	Dividends / Interest on Capital	324,650	231,700	203,307
4.02.04	Transfer from noncurrent to current liabilities	43,627	504,009	133,508
4.02.05	Net contingencies for REFIS	0	0	65,652
4.02.06	CCL merger CRT S.A.	0	0	517,417
4.02.07	Other Uses	21,852	100,468	0
4.03	Increase (decrease) in working capital	1,431,357	(67,210)	(139,957)
4.04	Changes in Current Assets	1,381,537	(335,485)	2,136,669
4.04.01	Current Assets at the beginning of the year	2,088,203	2,423,688	287,019
4.04.02	Current Assets at the end of the year	3,469,740	2,088,203	2,423,688
4.05	Changes in Current Liabilities	(49,820)	(268,275)	2,276,626
4.05.01	Current Liabilities at the beginning of the year	2,673,743	2,942,018	665,392
4.05.02	Current Liabilities at the end of the year	2,623,923	2,673,743	2,942,018

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To:
The Board of Directors and Shareholders
Brasil Telecom S.A.
Brasília - DF

We have examined the balance sheet of Brasil Telecom S.A. and the consolidated balance sheet of the Company and its subsidiaries as of December 31, 2002, and the related statements of income changes in shareholders’ equity and changes in financial position for the year then ended which are the responsibility of its management.  Our responsibility is to express an opinion on these financial statements.

Our examination was conducted in accordance with auditing standards applicable in Brazil and included: (a) planning of the audit work, considering the materiality of the balances, the volume of transactions and the accounting systems and internal accounting controls of the Company and its subsidiaries; (b) verification, on a test basis, of the evidence and records which support the amounts and the accounting information disclosed; and (c) evaluation of the most significant accounting policies and estimates adopted by management of the Company and its subsidiaries, as well as the presentation of the financial statements taken as a whole.

In our opinion, the aforementioned financial statements present fairly, in all material respects the financial position of Brasil Telecom S.A. and the consolidated financial position of the Company and its subsidiaries as of December 31, 2002, and the results of their operations, changes in shareholders’ equity and changes in their financial position for the year then ended, in conformity with accounting practices adopted in Brazil.

Our examination was performed with the objective of expressing an opinion on the financial statements taken as a whole. The statement of cash flow represents supplementary information to the financial statements and is presented to enable additional analysis.  This supplementary information was submitted to the same audit procedures applied to the financial statements, and in our opinion, is presented fairly in all material respects, in relation to the financial statements taken as a whole.

The financial statements of Brasil Telecom S.A and its subsidiary for the financial year ended December 31, 2001 were examined by other independent auditors, which issued an unqualified opinion dated March 11, 2002.

February 26, 2003

KPMG Auditores Independentes
CRC-SP-014.428/O-6-”F”-DF

Manuel Fernandes Rodrigues de Sousa
Contador CRC-RJ-052.428/O-S-DF

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

BRASIL TELECOM S.A.

MANAGEMENT REPORT 2002
To our Shareholders,

In compliance with legal and statutory provisions, the Management of Brasil Telecom S.A. submits for your appreciation the Management Report and the Individual and Consolidated Financial Statements together with the Report of Independent Public Accountants, for the year ended December 31, 2002.

Economic Conditions

The year 2002 began with a positive outlook for the economic performance of the Brazilian economy.  However, these expectations were not realized, mainly as a result of the turbulence occurring after the second quarter, which ended by reducing GDP growth to modest levels: approximately 1.5%.

The US economy, the world economy’s driving force, showed no signs of reversing the negative expectations; on the contrary, the corporate confidence crisis which afflicted the country ended by increasing risk aversion on the part of the main economic agents, thereby reducing capital flows to emerging countries. At the same time, the European and Japanese economies continued to make little progress, in other words, they also showed no sign of growth that could reactivate the world economy.

In addition, uncertainties arising from economic and political issues in Latin American countries, as well as the threat of an imminent war in the region of the Persian Gulf, also contributed to create a negative outlook.

In the domestic context, the 52.3% of the Real devaluation, arising from uncertainties as to the outcome of the presidential election and the policies to be introduced by the new government as well as the crisis in Argentina, ended by having a negative impact on the Brazilian economy.  The main consequences were: aggravation of the inflationary spiral, with the IGP-DI reaching 26.4% in 2002, an increase in interest rates, represented by an actual SELIC rate reaching 24.9% in December 2002, against 19.05% in 2001, growth in public debt and a decline in economic activity.

In order to avoid an even more adverse situation, the monetary authorities were led to increase fiscal stringency with the objective of increasing the primary surplus.  As a result, the negative impact on the already precarious ratio of net public debt to GDP (which reached 63.6%, but retreated to something around 55.9%) was minimized. Fiscal policies were directed to keeping the public debt sustainable and monetary policies aimed to offset the effects of the Real devaluation.

On the positive side, it is worth registering the performance of the trade balance, which recorded a surplus of US$13.1 billion in 2002 (US$2.6 billion in 2001).

For 2003, lower vulnerability is expected, with the domestic economy producing more favorable results. This seems to be possible because the new government has understood the issues and has given unmistakable signs that it will face up to the problems involved. A strong determination to pass pension and tax reforms are clear examples of this approach and clearly demonstrate that the direction initially sketched out by the new government’s team has not been discarded.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Furthermore, the maintenance of inflation targeting, monetary stability and support for an independent Central Bank, are measures which have been restated by the government and should contribute to re-establish the confidence of the international market in the Brazilian economy during 2003. The prospect of new foreign investment and the reopening of international credit lines, as well as responsible management of public finance will contribute to economic stability, disinflation, reduction of real interest rates and, consequently, a return to growth.

The Telecommunications Sector

The growth curve of fixed telephony in Brazil clearly showed that this market reached its maturity in 2002.  In terms of lines installed, plant increased by only 3.1%, from 47.7 million lines in December 2001 to 49.2 million in December 2002. At the same time, teledensity increased from 27.3% to 29.0%, in the same period. This maturity was already expected due to the anticipation of ANATEL’s targets from 2003 to 2001.

Competition in fixed telephony is still at low levels. The concessionaires still have total market hegemony. Mirror companies account for only 2.5% of the lines in service in Brazil and the “espelhinhos” have not succeeded in obtaining enough volume to change this scenario of limited competition.

The concessionaires that anticipated the goals for 2003 received from Anatel authorizations to operate new services: local, domestic and international long-distance, outside their original concession areas. However, in 2002 the operations of these companies were practically restricted to their respective original areas. Among the few actions taken in order to be more aggressive outside their concession areas, one was the approach to the corporate market, including long-distance calls originating in their respective areas and terminating in other regions.

In the data transmission segment, there was fiercer competition for corporate customers, leading to price reductions and progress in the quantity and quality of services provided. The supply of broadband services grew significantly, especially the Asymmetric Digital Subscriber Lines – ADSL, which reached approximately 500 thousand accesses in Brazil, showing its importance as a domestic and international reference.

Generally speaking, all the fixed telephony companies’ strategy was concentrated basically on the creation of mechanisms for traffic generation, reductions in capital expenditures, and the pursuit of operational efficiency.

Within this strategy, it is worth to stress the emphasis placed on ADSL and intelligent services, which have been playing an important role in providing incremental revenue, optimizing the infrastructure already installed.

In the mobile telephone segment, the effective introduction of Personal Mobile Service – SMP began with the start-up of the companies Oi and TIM, on the D and E-bands. Besides that, a successful auction of the remainder of the D and E-bands was held in the second half of the year. Brasil Telecom, Vésper and Telecom Américas made purchases at this auction and should start operating in 2003.

In 2003, greater competition is expected in the various different segments, involving all market players. During 2002, Anatel granted 11 licenses for local telephony with varied coverage and 14 authorizations for domestic and international long-distance, indicating companies’ willingness to enter the dispute for new markets.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

The companies best equipped to provide quality, price and complete solutions, suitable for the needs of each customer segment are those best placed to face this scenario of fiercer competition.

Regulatory Environment

During 2002, the telecommunications market sought to absorb the new regulations issued by Anatel at the end of 2001, whose basic purpose was to make the existing restrictions more flexible in order to eliminate the concessionaires’ monopoly. With these new regulations, Anatel sought to facilitate the entry of other operating companies, increasing competition in both local and long-distance services.

As part of this process Anatel intensified inspections of concessionaire companies, an activity which reached its peak in the second half of the year. Simultaneously, because of the declaration of the early achievement of goals by various companies, the agency concentrated considerable energy on the certification of these claims.

Definitely, local interconnection was the issue that demanded most intervention by the regulatory agency, as a controversial subject and over which remains many doubts.  As a result of the questions raised by long-distance providers, the subject reached Anatel’s highest levels and continues to be in progress at the Administrative Council for Economic Defense – CADE.

Another issue considerably discussed, throughout the year, was the portability of non-geographic codes, involving the Brazilian Association of Switched Fixed Telephone Service Providers – ABRAFIX.  Despite the efforts made by Anatel and the companies, a suitable methodology was not agreed, leaving the issue to be settled in 2003.

Continuing with the public placing of licenses for the D and E-bands, the agency closed the round of tenders for the radiofrequency spectrum allocated to SMP.

In the second half of the year, Anatel’s attention also turned into the holding of a public hearing on the extension of the concession contracts that, under the rules in force, must be published by December 31 2002, as in fact they were.

The Company

Area of Operation

The area of operation, comprising the following States: Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, in addition to the Federal District, corresponds to 24% of the population (approximately 41 million inhabitants), 25% of the GDP (approximately R$280 billion) and 33% of Brazilian territory (approximately 2.8 million Km2).  Region II also contains four metropolitan areas with a population of over one million inhabitants and it borders on Peru, Bolivia, Paraguay, Argentina and Uruguay.  It can be considered a Mercosur corridor.

Ownership Structure

Brasil Telecom S.A. is controlled by Brasil Telecom Participações S.A., holder of 97.7% of the common shares and 38.8% of the preferred shares, corresponding to 65.4% of total capital. Brasil Telecom Participações S.A., in turn, is controlled by Solpart Participações S.A., holder of 53.5% of the common shares, corresponding to 20.1% of total capital. Solpart Participações S.A. is controlled by Timepart Participações Ltda., Techold Participações S.A. and Telecom Italia International N.V.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

On August 28, 2002, Telecom Italia reduced its holding in the voting shares of Solpart Participações S.A., transferring 18.3% of the common shares to Techold and Timepart. In this way Telecom Italia’s holding in the Solpart voting shares was reduced from 37.3% to 19.0%, and Techold and Timepart’s holdings were increased to 19.0% and 62.0%, respectively.

Alterations were made to Solpart’s Shareholders’ Agreement, and Telecom Italia’s political rights were temporarily suspended in order to reflect the changes referred to above. Solpart’s holding in Brasil Telecom Participações S.A. remained unchanged, as shown in the diagram below:

Figure 1: Ownership Structure

Risk Factors

As part of the process of improving the Brazilian telecommunications model, during the last days of 2002 Anatel held a public hearing with a proposal of the new conditions, including new quality and universalization goals, which will act as a basis for the extension of fixed telephony concession contracts to come into effect from 2006. According to the General Telecommunications Law - LGT, the current concessionaires must

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

indicate their interest in extending their contracts until June 30, 2003, considering the new conditions, which will be approved prior to that date.

During 2003, competition will be fiercer, as the companies that anticipate their goals will aim to act in new regions, mainly in the corporate market and the residential market with high purchasing power. Brasil Telecom’s success in this scenario will depend on the outcome of its sales activity and its ability to bring forward and respond to competitive factors which affect the industry, including the introduction of new services, changes in consumer preferences, and demographic trends, economic conditions and discount policy.

The risk of losses caused by the difficulty in receiving amounts billed to customers has been observed in the telecommunications sector. As a provider of telecommunications public services, Brasil Telecom’s credit and collecting policy is subject to the regulations established by Anatel. Besides this credit policy, Brasil Telecom has introduced internal controls and permanent monitoring of the level of accounts receivable, as well as launching prepaid and hybrid terminals, as preventive action for combating delinquency and limiting the risk of loss.

Brasil Telecom’s financial risk is limited due to consolidated cash generation and low degree of leverage leading to a comfortable financial position. Exposure to exchange rate risks is also minimal, as the foreign currency debt represented 6.8% of consolidated total debt and all of that debt maturing in 2003 was hedged.

Competition

In 2002, with the liberalization of the market promoted by Anatel, the Switched Fixed Telephone Service – STFC, was exposed to greater competition. The regulatory agency increased the number of authorized companies granted new concessions authorizing entry into the market. Given that, not only local services, but also domestic and international long-distance would have a potentially larger number of competitors.

However, it was noticed that competition for local and long-distance services suffered no significant change during the year in Brasil Telecom’s concession area. There were several actions involving companies in the telecommunications market, but the local concessionaires were still able to set the rules.

Local Service

As realized in the rest of the world, creating competition in local services, especially in the voice market, is a difficult or even impossible task. In the countries, in which it has been attempted to introduce competition, even after several years of operation, the concessionaires have normally retained hegemony in the local market, with market shares over 80% and, in some markets, over 90%, as in the United States.

In its region, Brasil Telecom holds 96.5% of the local market share. However, this leadership is the result of a series of actions mainly focused on increasing customer fidelity. The more notable actions, taken for this purpose, include: spread of broadband access, expansion of intelligent services, alternative plans and permanently competitive prices.

In 2003, new competitors are expected to enter Region II to provide local services. It is believed that these new companies will only concentrate their efforts on the main cities, focusing on corporate customers and residential customers with high purchasing power.

Domestic Long-distance

Since the introduction of the Carrier Selection Code – CSP, in July 1999, competition has been introduced into this segment. Generally speaking, in the three regions, competition in the long-distance market is

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

practically restricted to local concessionaires and Embratel. Intelig and the local mirror companies have insignificant market shares.

In the context of its concession area, Brasil Telecom retained its leadership in this market in 2002, as can be seen from the graph below:

Graph 1: Market Share – Quarterly Average

The increase in market share, either in the intra-sectorial and intra-regional segments, is due to the company’s firm positioning in order to offer always the lowest tariff combined with the plan that best fits the needs of each customer segment.

In 2003, however, with the release of new authorizations by Anatel, competition should grow further. The local concessionaires that obtained new licenses to provide a service in other regions will concentrate their activity, mainly due to economic reasons, on the corporate market and also the originating calls in their concession areas.

Interconnection

Brasil Telecom concentrated throughout 2002, in accordance with the regulations in effect, on signing agreements with all those interested in interconnection with its local or long-distance networks.

Companies operating in market niches made greater efforts to attract customers that demand more traffic, such as Internet access providers and call centers. These companies, relying on the regulations, created an artificial imbalance in traffic on the local interconnection routes.  Brasil Telecom has constantly struggled this activity in various different spheres: regulatory, marketing and legal.

While this question has not yet been fully resolved, it has been minimized. This anomaly, however, will only be corrected when Anatel, through the regulation arising from Public Hearing 417/02, makes official the distinction between telecommunications services and added-value services.

Brasil Telecom monitored and permanently negotiated with the STFC and Cellular Mobile Service - SMC companies, aiming to protect its hegemony in Region II, as the provider of LDN transport services.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

The companies Telemar and Telefônica, having anticipated their 2003 universalization goals, obtained, as allowed by the regulations, new STFC authorizations, enabling them to operate in Region II. As a result, Brasil Telecom has settled with these companies the terms of relationship, based on the regulation, which included agreements for: interconnection, LDN transport, plant sharing, negotiated on principles of reciprocity. All this in order to assure, as of now, the terms for future relationship agreements with these companies, when Brasil Telecom has obtained new STFC authorizations for operating in Regions I and III, which are respectively, the original operating areas of Telemar and Telefônica.

Data Transmission

Definitely, this is the segment in which competition is already fierce and will tend to increase still further over the next few years. It is worth emphasizing, nevertheless, that voice transmission represents and will continue to represent the largest share of local concessionaires’ sales.

However, operating companies have noticed the need to take actions rapidly in order to extend the range of solutions in the data area and thus to increase their total revenue by acquiring new corporate customers, raising their share in this competitive market.

One of Brasil Telecom’s strategies to reinforce its position in the data area was ADSL. ADSL accesses in service increased from 34.4 thousand in 2001 to 140.7 thousand in 2002, representing a growth of 309% and showing that the greater demand in the data area is concentrated in Internet access. Besides ADSL, the company has emphasized the Dedicated Digital Line Service - SLDD, and Frame-Relay, which are becoming an interesting solution for the small and medium-sized corporate segment.

In 2003, the company’s expectations also include services based on IP technology, mainly Voice over Internet Protocol - VoIP and Virtual Private Network Internet Protocol- VPN IP.

Strategic Priorities

Organizations in general, and those of the telecommunications industry in particular, have been constantly demanding more from their executives: leadership, skill and a firm hand in day-by-day demands.

To satisfy these organization requirements, Brasil Telecom has been passing through an intensive but absolutely necessary transformation process since 2001, in order to position the company in the context of major changes.

The main objective of this process was and still is to change the culture of a company which was originally a state-owned monopoly, to something entirely new, directed towards the market and results. So the main priorities were: 1) to retain leadership in Region II, taking advantage of the network’s capillarity and positive image with its customers, 2) to seek consolidation in order to become one of the major national competitors, 3) to position itself strategically at all important points along the chain for generating telecommunications business value, 4) to develop integrated voice, data and image services, 5) to take actions leading to customer fidelity, and 6) to reflect the change in culture in its organization structure, bringing the company into line with a new competitive environment.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Network

Brasil Telecom’s network received capital expenditure totaling R$1.0 billion in 2002, representing 53% of total investment.  This made possible the installation of 533 thousand lines as well as the expansion of the data transmission and intelligent services network. In this way Brasil Telecom guarantees the quality of the service providers and is ready for traffic expansion.
Among the year’s main achievements is the introduction of four Points of Access to the Service - PAS in the cities of Campo Grande, Cuiabá, Maringá and Porto Alegre, as well as the enlargement of the five existing PAS’s. Because of that, new services were introduced, for example Internet Call Waiting and hybrid terminal.

The Calling Line Identification Verification- CLIV tool was introduced on the signaling network, aiming at blocking other operating companies’ users that use the CSP 14 and are in default with their bills.

In the transmission backbone, the first Dense Wavelength Digital Multiplexes - DWDMs were introduced between Blumenau and Florianópolis and between Porto Alegre and Caxias do Sul, making it possible to expand initial transmission capacity along these sections of state backbones by a factor of eight.

Evolution of Data Transmission Plant

The main actions were directed towards expansion of existing networks, in particular the installation of 124.7 thousand new ADSL gateways, to give a total of 225.3 thousand gateways installed. Plant in service totaled 140.7 thousand accesses, representing growth of 309% over 2001.

The DialNet service (dial-up access to the Internet) increased from 47.5 thousand gateways installed in December 2001 to 89.0 thousand at the end of 2002, in other words growth of 87.4%.

With regard to other data transmission services (ATM, Frame Relay, IP), there was growth of 24.4% in existing plant, as a result of the installation of 1.6 thousand new gateways, increasing the installed base to 8.2 thousand gateways.

During the last quarter of the year Multi Protocol Label Switching - MPLS along with aggregator equipment started to be installed on the IP network. These introductions will ensure the supply of superior services for corporate customers.

Changes in Quality and Universal Service Goals

Table 1 shows the results obtained in 2002 according to the indicators of the General Plan of Universal Service Goals.  As can be seen, all goals have been fully achieved, except in the case of the indicator for supplying requests for individual access up to four weeks, which showed 1.2 million (98.23%) service orders completed within the time limit and only 21.4 thousand (1.77%) completed late.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Table 1: Universal Service Goals

Indicators	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC
Quantity of fixed accesses installed (goal of 7,889 x thousand accesses)	10,266	10,408	10,442	10,472	10,480	10,505	10,537	10,541	10,544	10,546	10,575	10,548
Quantity of public telephones in service (goal of 216 x thousand TUP)	288	289	290	291	291	291	290	290	290	291	292	293
Quantity of locations which have less than 50% of TUP with capacity for originating and receiving local and long-distance domestic calls installed in places with 24 hour a day access	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations which have less than 25% of TUP with capacity for originating and receiving local and long-distance domestic calls installed in places with 24 hour a day access	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations attended by STFC, with individual accesses, with access to public telephones, in which the distance exceeds 500 m	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations, with individual accesses, with less than three public telephones per 1,000 (thousand) inhabitants, evenly distributed	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations with more than 1,000 (thousand) inhabitants, without individual accesses	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of requests for TUP at regular teaching establishments and health institutions supplied in over 2 (two) weeks	3	10	5	0	0	0	0	0	0	0	0	0

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Quantity of requests for TUP made by individuals with hearing or speech deficiencies, or those using wheelchairs, supplied in over 2 (two) weeks	0	0	0	0	0	0	0	0	0	0	0	0
Number of requests for installation of individual accesses, supplied in over 1 (one) week, submitted by regular teaching establishments and health institutions	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of requests for individual access made by individuals with hearing or speech deficiencies, supplied in over 3 (three) weeks	0	0	0	0	0	0	0	0	0	0	0	0
Locations with over 600 inhabitants without STFC, without at least one TUP with 24 hour access, capable of originating and receiving local calls, LDN and LDI	0	0	0	0	0	0	0	0	0	0	0	0
Installation of individual accesses, supplied within 4 (four) weeks- (goal of 100%)	99.93	98.5	97.47	96.76	99.72	99.74	99.56	99.17	97.43	97.47	96.84	95.03
Location served only by collective accesses, with at least one TUP with 24 hour access, capable of originating and receiving local calls, LDN and LDI	0	0	0	0	0	0	0	0	0	0	0	0
Quantity of locations with STFC, with less than 2% of TUPs adapted for persons with hearing and speech deficiencies and those using wheelchairs	0	0	0	0	0	0	0	0	0	0	0	0
Total number of goals achieved (goal of 13)	11	11	11	12	12	12	12	12	12	12	12	12
Goal achieved
Goal not achieved

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Brasil Telecom made a public announcement on January 28, 2003, stating that with effect from February 28, 2003 it will have achieved all the goals laid down by Anatel in the General Plan for Universal Service Goals.  This process was submitted to an independent auditing company.

On January 22, 2003, Brasil Telecom announced that by February 28 of the same year its branches will have achieved all the goals for universal service laid down in the General Plan for Universal Service Goals for Switched Fixed Telephone Services, stipulated in its concession contracts to be achieved by December 31, 2003.  From that day, the company will be submitting all the processes necessary for obtaining certification from Anatel that the goals have been achieved, in the shortest time possible.

Achievement of the goals for 2003 was accelerated due to the acquisition of licenses for Personal Mobile Service – SMP, for Brasil Telecom’s concession area. With certification that the goals have been achieved, besides enabling it to operate in other regions, Brasil Telecom will be able to provide its customers with a complete and integrated portfolio of products, services and solutions, including mobile telephony and domestic and international long-distance calls.

The company has reached or exceeded the goals set for 410 out of the 420 quality indicators laid down by Anatel in the General Plan for Quality Goals for STFC, as shown below in Table 2:

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Table 2: Quality Goals

GOALS FOR SERVICE QUALITY
Indicators	JAN	FEB	MAR	APR	MAY	JUN	JUL	AUG	SEP	OCT	NOV	DEC

Delay in obtaining dialing tone within a maximum waiting period of 3 seconds (goal of 98%) - Morning	99.96	99.99	99.97	99.92	99.92	99.98	99.96	99.97	99.97	99.97	99.94	99.98
Delay in obtaining dialing tone within a maximum waiting period of 3 seconds (goal of 98%) - Afternoon	99.96	99.99	99.96	99.96	99.95	99.98	99.96	99.96	99.97	99.98	99.96	99.98
Delay in obtaining dialing tone within a maximum waiting period of 3 seconds (goal of 98%) -Night	99.96	99.99	99.97	99.90	99.93	99.98	99.98	99.96	99.94	99.95	99.96	99.96
Local calls originated and completed (goal of 65%) – Morning	68.84	69.99	68.84	67.20	67.77	68.20	68.44	68.99	69.15	68.36	69.06	68.50
Local calls originated and completed (goal of 65%) – Afternoon	68.97	70.26	69.83	67.58	67.77	66.89	68.34	68.84	69.13	68.97	69.32	69.00
Local calls originated and completed (goal of 65%) – Night	67.43	68.72	67.76	66.73	66.28	66.58	66.24	66.67	67.59	66.95	67.43	66.18
Local calls originated but not completed on account of congestion (goal of 5%) - Morning	1.76	1.68	1.45	1.15	0.85	0.63	0.69	0.92	0.67	1.10	0.65	1.08
Local calls originated but not completed on account of congestion (goal of 5%) - Afternoon	1.83	1.82	1.39	1.00	0.71	0.96	0.73	0.73	0.75	0.68	0.67	0.88
Local calls originated but not completed on account of congestion (goal of 5%) - Night	2.96	2.71	2.63	0.97	0.95	0.80	0.89	1.32	0.77	0.82	1.02	1.58
LDN calls originated and completed - consolidated value (goal of 65%) – Morning	65.98	66.13	65.62	66.63	67.76	67.42	68.23	68.20	67.03	63.70	66.25	67.76
LDN calls originated and completed - consolidated value (goal of 65%) – Afternoon	65.80	65.12	66.58	67.78	68.23	66.49	68.21	69.16	67.39	66.68	67.82	67.84

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

LDN calls originated and completed - consolidated value (goal of 65%) – Night	61.47	63.53	66.09	65.68	66.41	66.05	65.66	67.48	65.58	65.30	66.80	65.13
LDN calls originated but not completed on account of congestion –consolidated value (goal of 5%) – Morning	1.93	1.89	2.89	2.39	1.92	2.22	1.40	2.35	1.54	3.58	1.82	1.44
LDN calls originated but not completed on account of congestion –consolidated value (goal of 5%) – Afternoon	2.51	2.96	2.02	1.41	1.57	2.02	1.36	1.43	1.16	1.24	1.14	1.35
LDN calls originated but not completed on account of congestion –consolidated value (goal of 5%) – Night	5.05	2.80	2.40	2.08	2.06	2.06	1.67	1.33	1.27	1.43	1.43	2.54

GOALS FOR RESPONDING TO REQUESTS FOR REPAIR

Number of repair requests per 100 STFC accesses (goal of 2.5 requests)	2.30	2.01	2.49	1.99	2.07	1.76	1.95	1.93	1.98	1.99	1.93	1.95
Response to residential users’ requests for repair within 24 hours (goal of 96%)	98.73	98.52	96.38	98.70	99.02	99.18	98.30	99.21	98.46	98.92	99.32	99.28
Response to non-residential users’ requests for repair within 8 hours (goal of 96%)	97.71	97.53	94.03	98.33	98.77	98.74	98.36	98.82	98.28	97.99	98.71	98.85
Response to requests for repair from providers of public services within 2 hours (goal 98%)	100	96	100	97	100	100	100	100	100	100	100	100

GOALS FOR RESPONDING TO REQUESTS FOR CHANGE OF ADDRESS

Requests for change of address from residential users processed within 3 business days (goal of 96%)	98.99	99.24	93.76	97.08	99.29	99.58	99.32	99.43	99.66	99.71	99.67	99.60
Requests for change of address from non-residential users processed within 24 hours (goal of 96%)	98.08	98.23	88.40	92.99	98.51	99.01	98.77	98.35	99.41	98.99	98.50	98.97
Requests for change of address from users which are providers of public service processed within 6 hours (goal 98%)	100	100	NO	100	100	NO	100	100	100	100	100	100

GOALS FOR USER SERVICE BY TELEPHONE

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Telephone response to STFC user within 10 seconds (goal of 93%) – Morning	99.32	98.88	98.23	96.53	99.61	95.16	98.78	95.93	97.88	97.93	98.24	96.58
Telephone response to STFC user within 10 seconds (goal of 93%) – Afternoon	97.14	95.43	99.45	98.72	99.66	99.45	99.03	96.41	99.17	98.84	95.64	99.04
Telephone response to STFC user within 10 seconds (goal of 93%) – Night	97.11	99.44	99.45	99.69	99.67	99.45	99.35	98.23	98.88	98.84	98.63	98.48

QUALITY GOALS FOR PUBLIC TELEPHONES

Number of requests for repair of public telephones (TUP) per 100 TUP in service (goal of 12 requests)	8.52	7.46	8.54	8.19	8.67	7.19	8.16	9.08	8.06	8.13	8.13	11.99
Response to requests for repair of public telephones (TUP) within 8 hours (goal of 96%)	98.11	98.34	96.50	98.61	98.63	98.84	99.12	99.36	99.46	99.30	96.48	96.58

GOALS FOR INFORMING USER’S ACCESS CODE

User’s access code supplied within 30 seconds (goal of 96%)	98.11	98.25	98.75	98.41	98.45	98.58	98.60	98.66	97.90	98.26	98.52	98.44

GOALS FOR REPLYING TO USERS’ CORRESPONDENCE

Users’ letters answered within 5 business days (goal of 100%)	100	100	100	100	100	100	100	100	100	100	100	100

GOALS FOR PERSONAL SERVICE TO USERS

Waiting time less than 10 minutes (goal of 95%)	100	100	100	NA	NA	NA	NA	NA	NA	NA	NA	NA

GOALS FOR ISSUE OF BILLS

Number of bills with error complaints in each 1,000 bills issued (goal of 3 bills) – local services	1.61	1.70	1.28	1.44	1.41	0.82	1.07	1.10	0.98	0.85	1.41	2.03
Number of bills with error complaints in each 1,000 bills issued (goal of 3 bills) – LDN	0.60	0.87	0.36	0.65	0.55	0.35	0.58	0.77	0.56	0.67	0.38	0.38

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Number of bills contested with credit returned to user (goal of 96%) – local services	100	100	100	100	100	100	100	100	100	100	100	100
Number of bills contested with credit returned to user (goal of 96%) – LDN	100	100	100	100	100	100	100	100	100	100	100	100

GOALS FOR NETWORK MODERNIZATION

Digitalization of local network (goal of 85%)	97.68	97.77	98.31	98.44	98.56	98.72	98.73	98.93	98.81	98.81	98.81	98.95
Number of goals achieved (goal of 35)	33	33	32	33	35	35	35	35	35	34	35	35

Goal achieved
Goal not achieved
NA = Not applicable
NO = Did not occur

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

On February 12, 2003, Anatel published the results of its first customer satisfaction survey for telephone services, in which 84.2 thousand users were interviewed between July and December 2002. The customer satisfaction indices with the 34 fixed telephone service providers were divided into the residential, non-residential and public segments.

In the residential segment, out of a total of 34 providers, the Pelotas and Santa Catarina branches obtained first and second places respectively in the satisfaction index for Brazil. In the non-residential segment, the 10 providers of Brasil Telecom are amongst the 14 with the highest satisfaction indices, and in public telephony, the four best providers in the country form part of Brasil Telecom.

The Company’s performance shows its commitment with the quality of services provided to clients.

Marketing

Residential Market and SOHO

The Brasil Telecom initiatives in the residential market were concentrated on creating and providing higher added-value services, always aimed at a considerable increase in average revenues per line in service. To achieve this objective, the Company established partnerships to expand sales channels, especially for intelligent services, which still have a reduced penetration in the Brazilian market.

For this purpose Brasil Telecom signed a partnership with the principal manufacturers of call identifiers. Large retail chains were accredited by Brasil Telecom to facilitate the sale of these devices. During the year 6.5 million leaflets were sent with telephone bills to residential and Small Office, Home Office – SOHO clients.

Another important action initiated in 2002 was to segment fixed telephone residential clients into consumer groups according to their habits. This measure, when fully implemented, will enable the Company to offer products and services according to the profile of each group.

After satisfying 100% of the demand for conventional telephones, Brasil Telecom is studying and implementing alternative plans to better utilize the infrastructure available, and also offer more adequate solutions for the socioeconomic profile of each client.

Amongst the new services developed for the residential and SOHO segment, we can highlight: prepaid telephones, SOS Fone and Fale.com.

Company Market

Aiming to offer a differentiated service to the market for small and medium-sized companies, which definitely represent an important niche market, Brasil Telecom has expanded the channel of direct relationships with these clients and increased its capillarity to better serve the segment in its concession area. For example the number of authorized agents was increased by 54% in 2002. One of the permanent objectives or Brasil Telecom is to bring integrated solutions to clients that are adequate for their real needs.

To solidify the relationship with the small and medium-sized company market, a marketing campaign was launched during the period from August to November 2002, presenting a portfolio of products, services and solutions by Brasil Telecom, in addition to strengthening customer service channels.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

The company market also gained a new channel of communications: newsletter “14 Na Linha”, edited quarterly, the purpose of which is to maintain the market informed about the principal news, cases, products and services offerings, tips for day-by-day telecommunications services and other information of public interest.

In the customized service view, the highlight is the launching of the “IP Turbo” product, which has specific characteristics to serve the Internet needs of the small and medium-sized companies market.

Public Telephone Service Market

To Brasil Telecom, the public telephone service is not only an eminently social service, but also a market with a great potential to be exploited, in other words a strategic segment, due to its great external visibility and coverage of all social classes. Based on these premises, the Company developed initiatives towards increasing the average number of credits used per card. An example was the introduction of the 40 credit card, which achieved an excellent performance, becoming the principal product in the public telephone portfolio of Brasil Telecom.

In addition to this initiative, several successful campaigns were held, such as the: LigMania Sítio do Pica-Pau Amarelo, Criança Esperança, Natal - Fábrica do Papai Noel, Reveillon - Superstições de Ano Novo, and also the introduction of a new virtual telephone card shop.

Corporate and Government Market

Brasil Telecom’s strategy for the corporate and government market is based on an integrated supply of products and services, with complete and innovative solutions. Simultaneously the Company understands that it is fundamental to work with competitive price structures, linked with the most modern and security telecommunications technology.

One of Brasil Telecom’s priorities in 2002 was to seek excellence in relationships with corporate clients, to identify their needs and serve them with the best cost-benefit ratio.

For this purpose in May of 2002 Brasil Telecom held an event at Florianópolis that provided the opportunity to bring together its main clients and present the Company, its executives, and modern technology platform in more detail, based on which all services and solutions are made available with high quality and absolute security.

The focus on relationships, and also teamwork aimed at attending to and satisfying customers’ needs, was stressed creatively and in an innovative way at this event. The success of this initiative was repeated in Rio de Janeiro in September 2002 and potential clients were invited.

Currently an exclusive personalized client service structure is available for corporate and government clients, available 24 hours a day. In addition, these clients are served by a team of specialized consultants.

In order to strengthen the image of Brasil Telecom as the principal partner and provider of communications solutions to the governmental area, especially with respect to digitalization projects, the Company sponsored the 1st International Electronic Government Forum, held in June of 2002 in Brasília.

Continually aware of the trend towards interactivity through telephony, Brasil Telecom takes an active part in tele-donation campaigns. The Criança Esperança and Teleton projects are the largest in the segment. This trend

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

is also manifesting itself in other applications such as tele-voting, and indicates the Company’s focus on facilitating wide possibilities of community interactivity through the use of telecommunications resources.

Cyber Data Center - CyDC

Two data centers were inaugurated in 2002, one in Brasília and the other in Porto Alegre, which together with the existing center in Curitiba, have enabled Brasil Telecom to strengthen its strategy of providing complete high-technology solutions, totally adapted to customers’ needs.

By using a decentralized data infrastructure, Brasil Telecom understands that clients feel safer in knowing that their information is nearby their installations. However, it should be highlighted that the Cyber Data Centers - CyDC are interconnected by high-speed networks, guaranteeing high added-value services incorporating physical and logic security resources.

In order to strengthen initiatives to commercialize the CyDC’s, Brasil Telecom has established partnerships to enable products and services focused on market segments with specific approaches to be offered.

Broadband

As part of its strategy to improve the fidelity of its customer base, Brasil Telecom has expanded the sales effort of the Turbo service (ADSL technology) to residential clients with high earning power, making available the service from stations serving the A and B social classes, currently offering the service in 190 municipalities of Region II.

In order to differentiate its product and increase average revenues per access, the Company has repositioned its ADSL product line, creating the “Turbo” family, which provides access speeds varying between downstream speeds of 300Kbps and 1.0Mbps and upstream speeds of 150Kbps to 300Kbps. Also within the idea of increasing revenue from the broadband business, added-value services were developed using the infrastructure of the ADSL network. An example is the Turbo Video, which uses the broadband network to transmit Video on Demand and Regular VPN, which enables content to be exchanged by the Internet securely by means of a dedicated access.

To increase sales of the “Turbo” family products, contracts were signed with the principal suppliers to charge for the modem via the telephone bill. Also new brands of modems were approved to stimulate competition between manufacturers and reduce prices to clients.

In 2002 partnerships were made with regional and national providers. And, 319 contracts were signed, which in addition to authenticating users of the Turbo and Turbo Empresas products, also function as sales channels.

Strategy for Tariff Pricing and Increases

Local Basic Plan

The adjustment of the Local Basic Plan tariffs is based on a basket of services comprising: installation, subscription of each type of terminal and pulses. The strategy adopted by Brasil Telecom in the 2002 adjustment meant the concentration of the adjustment on residential subscription and pulses. Tariffs for installation, non-residential and PBX subscriptions were reduced, reaching with this combination the maximum average increase allowed for the basket of services: 8.3%. In addition to the basket of services, the following items also form part of the Basic Local Plan: change of address, increased by 9.4%, public

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

telephone credit, readjusted by 8.0%, and local calls to the mobile service - VC-1, which have a different adjustment date from the others (as can be noticed in the item fixed-mobile calls).

DLD Basic Plan

For the tariffs of the Domestic Long Distance – DLD Basic Plan, which only considers originated calls and destined to fixed terminals, the 2002 increase was linear. The only difference was for the Rio Grande do Sul branch, where the tariff adjustment for Degrau 4 was higher. As a result all the branches of Brasil Telecom now use equivalent tariffs.

Brasil Telecom readjusted the DLD service basket by 4.97%, opting for a linear increase irrespective of distances and times, whereas previously, short distance and normal and reduced period tariffs had been readjusted at different rates.

Fixed-to-mobile calls, VC-2 and VC-3, are also part of the DLD Basic Plan, which were readjusted on different dates from the fixed-fixed tariffs (as can be seen in the item: Fixed-to-Mobile Calls).

Fixed-to-mobile Calls

For the readjustment of the fixed-to-mobile tariffs, VC-1, VC-2 and VC-3, Brasil Telecom has been applying the maximum adjustment rate authorized by Anatel, on a linear basis, due to the high costs of mobile network remuneration (TU-M/VU-M).

In February 2002, fixed-to-mobile tariffs were adjusted. The VC-1 tariff was adjusted by 9.9% and VC-2 and VC-3 by 8.8%.

Network Usage Tariffs

The tariffs for the use of local networks (TU-RL) and long-distance network (TU-RIU) were readjusted at the maximum rates allowed by Anatel, representing an increase of 1.65% for TU-RL and 5.02% for TU-RIU in 2002.  In 2002, the concessionaires requested the readjustment in June, but Anatel only approved the increase in December, applying the new prices backdated to June.

The tariffs for the use of mobile network (TU-M/VU-M), which represent an expense to Brasil Telecom in the case of calls to mobile phones, are also being readjusted annually at the maximum percentage allowed by Anatel. In February of 2002, these tariffs were increased by an average of 11.0%.

Customer Relationship

This was a year to consolidate infrastructure and partnerships, within the customer relationship strategy. As an illustration, it is important to register that Brasil Telecom’s call centers receive an average of 31.5 million calls per month, which demonstrates the scale of the operation.

In 2002, the Company continued to implement theCustomer Relationship Management – CRM, Work Force Management and Data Warehouse systems, in addition to the implementation of new call center platforms and development of its new web page.

The CRM project, for example, was developed to better equip the Company with respect to customer relationship, since the tool enables the organization to storage important and strategic information on

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

customer profiles, integrating them into a single base. This facilitates the analysis, enabling the establishment and maintenance of a mutually advantageous and lasting relationship.

Brasil Telecom’s website received 1.6 million accesses per month during the last quarter of 2002. By the end of the year, 207 thousand clients had registered in the Company homepage, which represented a 67% increase in relation to 2001, consolidating the strategy to make it becomes another channel for customer relationship.

During the year, the website was completely reformulated, focused principally on clients and their needs. The reformulation involved the creation of specific portals for each market segment: residential, SOHO, business, corporate and government, plus the development of new services such as: e-mail accounts, interactive accounts, online payments and consumption graphs.

In 2002, Brasil Telecom consolidated and expanded its partnership with the largest service networks in the country, the postal service company Empresa Brasileira de Correios e Telégrafos – ECT, lottery agencies and the Caixa Econômica Federal - CEF, offering certain kinds of services at more than 10 thousand points of attendance.

At the lottery agencies, 8.6 million online consultations of direct debt and 5.8 million payments without bills were made, with the automatic unblocking of telephone lines. At the postal service agencies in the Capitals of Region II, the client is already able to request various kinds of service from Brasil Telecom.

BrT Serviços de Internet S.A.

A BrT Serviços de Internet S.A. - BrTi, a wholly owned subsidiary of Brasil Telecom S.A., was incorporated in October 2001, with the mission of be the leader and the benchmark in the market for the distribution and access to interactive media and offering integrated solutions based on the Internet.

In November 2001, the company launched the BrTurbo portal, a high-speed Internet access provider, in order to expand sales of the Turbo product of Brasil Telecom. In 2002, the operations of BrTurbo can be divided into two principal phases. The purpose of the first phase was to consolidate the brand and the new concept of a 100% broadband portal. The second phase was characterized by reformulation of the portal and introduction of new broadband content, within which: live transmissions of new and entertainment channels, short movie video on demand channels and articles on radical sports can be highlighted, in addition to the exclusive channel for on line games.

In November the TurboMeeting service was launched, which enables videoconferences to be held between two points. All these initiatives increased the average daily audience from 1.5 million hits in January 2002 to 7.5 million hits in December of the same year.

BrTurbo reached the leading position in the number of active clients amongst providers operating high-speed access services based on the ADSL technology in the concession area of Brasil Telecom, reaching 54.7 5 clients in December. Around 39% of the Turbo clients of Brasil Telecom use BrTurbo as their Internet access provider.

In 2002, the implementation of a customer service strategy for business clients was also initiated, principally small and medium-sized companies and SOHO, which resulted in the launching of the portal BrTData, with the objective of serving the demand for backup space and storing information, e-mail accounts and the

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

publication of sites on the Internet. BrT also won the tender for the Permanent Electronic Address of the Brazilian postal service agency, a project that envisages the provision of 4.2 million e-mails free over four years, representing the largest mailbox solution in Latin America.

GlobeNet

On November 15, 2002, Brasil Telecom signed a stock and asset purchase and sale contract with the affiliated companies of GlobeNet Communications Group Ltd., acquiring the entire system of submarine fiber-optic cables of GlobeNet Group, interconnecting points in the regions of New York and Miami (United States), St. David’s (Bermuda Islands), Fortaleza and Rio de Janeiro (Brazil) and Maiquetia (Caracas, Venezuela). The transaction will be realized by acquiring the assets located in the United States, the Bermuda Islands, Brazil and Venezuela.

Brasil Telecom executed the transaction, which is conditional on verifying certain requisites that are normal in operations of this nature, through its wholly-owned subsidiary BrTi, which may set up subsidiaries abroad to acquire the assets and stockholdings located abroad.

The value of the transaction will be equivalent to US$48 million, of which US$28.8 million payable on the closing date of the transaction and the remainder of US$19.2 million, payable within 18 months of the payment of the first installment.

The GlobeNet Group was created in 1998 to provide fiber-optic communications services in United States and internationally between the United States and South America. The GlobeNet Group comprises two rings of protected submarine cables, representing approximately 22,000 km of the best fiber-optic cable technology connecting Brazil with the United States, passing through Venezuela and the Bermuda Islands, with an installed capacity of 80Gbps, which can reach up to 1.36Tbps. With this installed capacity, no additional investments in fixed assets are expected in the short term.

With this transaction, Brasil Telecom proceeds with its strategy to consolidate and expand as a broadband IP service provider to residential and corporate markets, in addition to becoming the owner of an important fiber-optic connection between Brazil and United States, which is fundamental to the interests of Brazil.

Acquisition of SMP License

In line with the strategy of offering integrated solutions to customers, Brasil Telecom acquired licenses for the Personal Mobile Service – SMP for R$191.5 million at an auction held on November 19, 2002. In relation to the minimum ask price of R$182.9 million, Brasil Telecom paid a premium of 3.6%.

Brasil Telecom signed the term of authorization on December 19, 2002, when it paid the equivalent of 10% of the total offered. The remaining 90% will be paid in six equal annual installments, coming due in 36, 48, 60, 72, 84 and 96 months after signing the term of authorization. The installments will be restated by the IGP-DI index.

Compared to the amounts paid for the same licenses at the auction held on February 13, 2001, a favorable situation for Brasil Telecom can be noticed, which acquired licenses for an amount approximately R$350 million lower than the amount paid at that time.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

MetroRED

On February 18, 2003, Brasil Telecom announced the acquisition of 19.9% of the capital of MTH do Brasil Ltda., a company that holds 99.99% of the capital of MetroRED Telecomunicações Ltda. (MetroRED Brasil), for US$17.0 million. In addition, Brasil Telecom holds an option on the remaining 18.1% of the capital of MTH at the price of US$51.0 million, which can only be exercised after certification by Anatel of compliance with the 2003 targets stipulated in the Company’s concession contracts.

MetroRED Brasil will enable Brasil Telecom to continue with its strategy to position itself as the leader in the provision of data transmission services to the corporate market. The transport network of MetroRED Brasil is totally complementary to the network of Brasil Telecom and has excellent capillarity in the three main corporate markets outside Region II - São Paulo, Rio de Janeiro and Belo Horizonte. The system comprises 331 kilometers of local network and 1,496 km of long-distance network connected to the cities mentioned.

The Company also has an Internet Solution Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting and added value services. In addition the company has a very experienced management team with an in-depth knowledge of the São Paulo, Rio de Janeiro and Belo Horizonte markets.

Operating Performance

Table 3:  Operating Indicators

	2002	2001	2000		1999

Lines Installed (thousand)	10,548	10,015	8955	[1]	5,243
Lines Installed Added (thousand)	533	1,060	3,712		1,060

Lines in Services - LIS (thousand)	9,465	8,638	7446	[2]	4,718
Residential	6,862	6,281	5,247		3,316
Non-Residential	1,540	1,540	1,457		959
Public Telephones	293	286	220	[3]	121
Pre-paid	206	0	0		0
Hybrid Terminals	0	0	0		0
Other (Includes PBX)	564	531	522		322
LIS Added (thousand)	827	1,192	2,728		941

Average LIS (thousand)	9,052	9,485	7,099		4,248
LIS/100 Inhabitants	23.1	21.5	19.2		16.6

Public Telephones/1,000 Inhabitants	7.2	7.1	5.7		4.3
Public Telephones/100 Lines Installed	2.8	2.9	2.5		2.3

Utilization Rate	89.7%	86.3%	83.2%		90.0%
Digitization Rate	99.0%	97.3%	93.1%		84.7%

[1]	That includes 1.851 thousand lines referred to CRT acquisition, held on 07/31/2000.
[2]	That includes 1.732 thousand lines referred to CRT acquisition, held on 07/31/2000.
[3]	That includes 43 thousand public telephones referred to CRT acquisition, held on 07/31/2000.

During 2002, Brasil Telecom added 533 thousand lines to its installed plant, reaching a total of 10.5 million lines at the end of the year. The increase in relation to 2001 was equivalent to 5.3%, demonstrating that the Brasil Telecom plant was dimensioned to handle the demand in 2002.

In relation to the plant in service, Brasil Telecom closed 2002 with 9.5 million lines, which represents a net addition of 827 thousand lines. Basically the 9.6% increase compared to the plant in service 2001 can be mainly explained by the increase in residential lines as a result of marketing initiatives focused on selling promotional plans and the start of marketing of prepaid terminals, available only at switches with spare capacity and focused on clients with credit risk.

Another important factor that contributed towards the increase in plant in service was the Brasil Telecom’s policy adopted since July, not removing terminals from defaulting clients. As result of this policy, Brasil

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Telecom maintained the terminals partially blocked at switches with spare capacity, reducing costs with disconnecting and reinstalling terminals and increasing traffic in the network.

The increase in installed plant, combined with the expansion of the plant in service, resulted in a utilization rate (lines in service / lines installed) of 89.7%, exceeding by 3.4 p.p the ratio recorded in 2001.

Graph 2: Plant

At the end of December 2002, the digitalization rate reached 99.0%, 1.7 p.p. higher than in 2001.

The public telephone service plant of Brasil Telecom comprised of 293 thousand terminals on December 31, 2002, representing an increase of approximately 2.5% in relation to the previous year.

At the end of 2002, Brasil Telecom reached the figure of 168.4 thousand ADSL accesses sold, an increase of 314.4% in relation to 2001. During the year, Brasil Telecom put 106.3 thousand ADSL accesses in service, reaching 140.7 thousand at the year.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Graph 3: ADSL Accesses

Productivity

At the end of 2002, Brasil Telecom had 5,565 employees, a reduction of 2,312 as compared to 2001. During 2002, Brasil Telecom hired a total of 694 employees and dismissed 3,006. The dismissals reflected the outsourcing of operational activities, principally with respect to maintenance of the internal and external plant, together with corporate restructuring.

In addition to the 29.4% reduction in the number of employees, the 9.6% plant expansion also contributed to increase Brasil Telecom’s productivity by 55.1%, which reached 1,701 lines in service (LIS)/employee against 1,097 in 2001.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Graph 4: Productivity

Consolidated Financial and Economic Performance

Table 4: Financial Indicators

	2002	2001	2000	1999

Net operational revenue (R$Million)	7,071	6,158	3,810	977
Net operational revenue/average LIS1/month (R$)	65.1	63.8	52.2	19.2

EBITDA - R$Million	3,353	2,674	1,879	460
Margin EBITDA	47.4%	43.4%	49.3%	47.1%
EBITDA/average LIS1/month (R$)	30.9	27.7	25.7	9.0

Net earnings (R$million)	440	281	451	(46)
Net margin	6.2%	4.6%	11.8%	-4.7%
Net earnings/average LIS1/month (R$)	4.1	2.9	6.2	(0.9)

Return on total assets average	3.0%	2.1%	6.0%	-1.8%
Return on equity average	6.4%	4.0%	10.2%	-2.6%

Total debt (R$million)	5,082	4,035	3,213	473
Cash (R$million)	1,423	331	802	41
Net debt (R$million)	3,659	3,704	2,411	433
Net debt/shareholders’ equity	52.5%	54.0%	33.7%	25.4%

Dividends/interest on shareholders’ equity (R$million)	325	232	203	—
Pay Out (Dividends and interest on shareholders’ equity/net	73.8%	82.4%	45.1%	0.0%

(1)	LIS = Lines in Service

Revenue

In 2002, consolidated gross revenues reached R$9,840 million, 16.3% above the revenue registered in 2001.  The revenue increase of R$1,381 million is basically due to the higher performance of local service(+ R$396 million), fixed-to-mobile call (+ R$372 million), long-distance service (+ R$279 million) and data

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

communication (+ R$180 million). Consolidated net revenue reached R$7,071 million, 14.8% above the revenue recorded in 2001.

Table 5: Gross Revenue by Services

R$Million	2002	2001	Variation

Local Service	4,121.1	3,725.1	10.6%
Long Distance Service	1,363.7	1,085.1	25.7%
Fixed-Mobile Calls	2,176.8	1,805.3	20.6%
Interconnection	785.8	789.6	-0.5%
Lease of Means	235.5	204.8	15.0%
Public Telephony	341.8	274.2	24.6%
Data Communication	505.0	324.7	55.5%
Supplementary and Value Added Services	278.8	216.5	28.8%
Other	31.2	33.2	-6.1%
Gross Revenues	9,839.7	8,458.4	16.3%

Deductions	(2,768.3)	(2,300.1)	20.4%
Net Revenues	7,071.4	6,158.4	14.8%

Graph 5: Gross Revenue Breakdown

2002	2001

Consolidated local service revenue reached R$4,121 million, 10.6% above the revenue recorded in 2001. The increase in the share of local service revenue is due to the 12.6% expansion of the average plant in service, added to the average tariff adjustment of 8.3% in the local services basket, which became effective from June 28, 2002. It should be considered that during the year, Brasil Telecom stimulated the sale of promotional plans, which offer free registration, in addition to giving discounts on the subscription charge. Basic subscription and measured services accounted for R$2,657 million and R$1,315 million, corresponding to 64.5% and 31.9% of local service gross revenue, respectively.

The consolidated long-distance revenue reached R$1,364 million, 25.7% above the revenue reached in 2001. This higher share reflects the 12.6% expansion of the average plant in service, added to the average tariff adjustment of 4.97% in the long-distance services basket, which became effective from June 28, 2002. In

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

addition, Brasil Telecom increased its average market share from 82.2% to 86.5% in the intra-sectorial segment and from 67.0% to 73.0% in the intra-regional segment in 2002.

The consolidated fixed-to-mobile revenue reached R$2,177 million, 20.6% above the revenue registered in 2001. The 10.1% increase in the volume of fixed-to-mobile calls in the period and the tariff adjustments of 9.9% for VC-1 tariff and 8.8% for VC-2 and VC-3, authorized by Anatel in February 2002, were the principal factors that accounted for this performance.

Consolidated interconnection revenue totaled R$786 million in 2002, stable compared to the prior year. In 2001, consolidated interconnection revenue represented 9.3% of gross revenue while the interconnection share in 2002 represented 8.0% of gross revenue. This drop is a result of the expansion of other operators’ networks. Of the 2002 revenue, R$607 million was generated from fixed-to-fixed interconnections and R$179 million from mobile-to-fixed interconnections.

Consolidated lease of means revenue totaled R$236 million, representing a 15.0% increase compared to the figure recorded in 2001. This increase reflects the larger number of leased circuits during 2002.

Consolidated public telephone revenue reached R$342 million, representing 3.5% of gross revenue, indicating stability in comparison to the share noticed in 2001. During the year, public telephone revenues increased by 24.6%, reflecting the 2.5% increase in public terminals, and also the tariff increase approved by Anatel of 8.4%, which came into effect on June 28, 2002.

Consolidated data communication revenue totaled R$505 million, 56.0% above the revenue recorded in 2001. The improved performance reflects the success of the Brasil Telecom strategy, which can be verified by the 309% increase in the number of ADSL lines in service during 2002, totaling 141 thousand ADSL lines in service. The 116.2% increase in the number of IP accesses in service, 83.8% in the number of frame relays in service and 192.4% in the number of Dialnet accesses in service, together with an 8.7% fall in the number of SLDD in service, also contributed towards the increase in consolidated data communication revenues.

Consolidated supplementary and added-value services revenue reached R$279 million, a 28.8% increase in relation to 2001, principally reflecting the 19.4% increase in intelligent activated services. Intelligent activated services - virtual answering machines, call rerouting, waiting calls and call identification - totaled 4.1 million and in 2002. Considering that each Brasil Telecom’s line in service have at least one intelligent service activated, the penetration of this service was 27.5% at the end of 2002, against 23.0% at the end of 2001.

Operating Costs and Expenses

Operating costs and expenses, excluding depreciation and amortization, reached R$3,718 million in 2002, equivalent to 52.6% of net revenue. In 2001, operating costs and expenses reached 56.6% of net revenue. This drop is explained principally by the lower personnel costs and expenses (-R$73 million), accounts receivable losses (-R$39 million), with lay-offs (-R$95 million) and advertising and marketing (-R$9 million).

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Table 6: Consolidated Operating Costs and Expenses

R$Million	2002	Revenues %	2001	Revenues %	Change

Costs and Expenses	5,720.8	80.9%	5,353.8	86.9%	-6.0 p.p.
Personnel	395.9	5.6%	469.1	7.6%	-2.0 p.p.
Materials	85.3	1.2%	103.6	1.7%	-0.5 p.p.
Subcontracted Services	1,122.7	15.9%	880.0	14.3%	1.6 p.p.
Interconnection	1,526.5	21.6%	1,260.0	20.5%	1.1 p.p.
Advertising and Marketing	117.6	1.7%	126.7	2.1%	-0.4 p.p.
Provisions and Losses	292.7	4.1%	331.7	5.4%	-1.2 p.p.
Lay-Offs	3.3	0.0%	98.2	1.6%	-1.5 p.p.
Depreciation and Amortization	2,002.6	28.3%	1,869.3	30.4%	-2.0 p.p.
Other	174.3	2.5%	215.2	3.5%	-1.0 p.p.

Graph 6: Costs and Expenses Breakdown

2002	2001

Interconnection costs totaled R$1,527 million, representing 26.7% of 2002 total cost (23.5% in 2001), which reflected the growth of the fixed-to-mobile traffic as a result of the expansion of the Brasil Telecom average plant in service and of the mobile plant in Region II, combined with the higher average market share in 2002.

In 2002, costs and expenses incurred with third-party services, excluding advertising and marketing, reached R$1,123 million, equivalent to 19.6% of total cost, compared to 16.4% in 2001. The higher expenses with third party services are explained by the outsourcing of the internal and external plant maintenance and call center services, and also higher expenses with technical-administrative services, such as business consultancy, and regular services such as security, cleaning and conservation. Part of the increase in costs and expenses with third party services was compensated by the reduction in costs and expenses with personnel as a result of the motivated dismissal program.

Advertising and marketing expenses totaled R$118 million in 2002, a reduction of 7.2% compared to 2001.

Personnel costs and expenses reached R$396 million, a reduction of 15.6% compared to 2001. This decrease results from a reduction of 2,312 employees during the year. Personnel costs and expenses include the remuneration of officers.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Expenses with lay-off expenses totaled R$3.3 million in 2002, against R$98.2 million in 2001, representing a 96.6% reduction.

Provisions totaled R$293 million in 2002, against R$332 million in the prior year, resulting in a reduction of 11.8%. The provisions include accounts receivable losses and contingencies.

Accounts receivable losses totaled R$264 million in 2002, against R$324 million in 2001, a decrease of 18.6%. The accounts receivable losses represented 2.7% of 2002 gross revenue, against 3.8% for the prior year, reflecting the successful policy adopted by Brasil Telecom aiming at reducing default levels.

Graph 7: Accounts Receivable Losses/ Gross Operating Revenue

In relation to collection initiatives, in February Brasil Telecom implemented the telephone warning system, made before the payment date, to warn previously delinquent clients to pay their bills on time.

In July, Brasil Telecom implemented a system of collection agreement letters to warn of final disconnections. This system consists of offering a client in debt to Brasil Telecom, on the point of final disconnection, the possibility to pay in installments.

As of July, Brasil Telecom changed its policy of disconnecting lines of defaulting clients at switches with spare capacity, in order to increase traffic and reduce expenses with disconnecting and reconnecting lines.

According to the previous policy, with termination of the contract planned to occur as of 90 days of payment in delay, according to Anatel Resolution 85, the client’s line was disconnected. After settling the debts, a client generally requested a new line.

With the new policy, the contract is terminated but Brasil Telecom does not remove the line. At this time, the client’s obligation to Brasil Telecom is restricted to paying the debt.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

In addition to the reduction in costs, with the new policy Brasil Telecom returns the line not removed to the status of partially blocked as of 105 days of payment in delay, for the purpose of increasing incoming traffic.

In November Brasil Telecom introduced a program to recover losses called the “Christmas Campaign”. The initiative facilitated payment terms for 1 million clients that were in default for more than six months. By joining the campaign, clients received discounts of as much as 80% to settle their debts, varying according to the total delay. The result was the recovery of R$11.5 million and a reversal of R$2.8 million in the provision for doubtful accounts.

EBITDA

In 2002, EBITDA (earnings before interest, taxes, depreciation and amortization) totaled R$3.353 million, 25.4% higher than the R$2,674 million registered in 2001.

The EBITDA margin was 47.4% in 2002, as compared to 43.4% in 2001. The increase of 4.0 percentage points in the EBITDA margin is principally a consequence of the 55.5% increase in data communications revenue, 25.7% in long distance revenue, 20.6% from fixed-mobile calls, together with the 17.7% in expenses with materials, 15.6% in expenses with personnel, 11.8% in provisions, 7.2% in expenses with advertising and marketing and 96.6% in lay-off expenses.

Financial Result

In 2002, the consolidated net financial result was negative by R$943.5 million, constituted of income of R$201.6 million, expenses of R$820.5 million, and R$324.7 million of interest on shareholders’ equity recorded as expenses. In 2001, the financial result was negative by R$468.1 million, constituted of income of R$178.1 million, expenses of R$414.5 million and interest on equity of R$231.7 million.

Non-operating Result

Constituted basically of the amortization of goodwill on the acquisition of CRT, the 2002 non-operating result was negative by R$138.7 million. The amortization has no impact on Brasil Telecom’s cash flow and dividend distribution.

Net Income

Net income reached R$440.1 million in 2002, against R$281.2 million in 2001, representing an increase of 56.5% against the previous year. Net income/average LIS/month was R$4.1 in 2002, against R$2.9 in 2001.

Investments

Brasil Telecom’s investments totaled R$1,977.6 million in 2002, R$1,042.4 million of which for network expansion and modernization. The investments in network expansion and modernization were 58.3% lower than in 2001, resulting in a reduction of the share of total investments from 73.0% to 52.0% in 2002, as a result of the decision not to anticipate the universal service targets.

Investments in information technology reached R$366.8 million, equivalent to 18.5% of total investments in 2002, against R$216.8 million in 2001, equivalent to 6.3%, an increase of 69.2%. Investments in data network and intelligent network reached R$312.3 million, or 15% of the total in 2002, against R$176.3 million, or 5.1% of the total in 2001, an increase of 77.2%.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Investments in 2002 also took into account the amount of R$194 million for Personal Communication Service - PCS licenses, acquired at an auction held on November 19, 2002.

Graph 8: Investment Breakdown

2002	2001

Indebtedness

Table 7: Debt

R$Million	2002	Total %	2001	Total %	Change

Short Term	683.3	13.4%	530.7	13.2%	28.8%
In R$	616.6	12.1%	424.1	10.5%	45.4%
In US$	66.7	1.3%	106.6	2.6%	-37.4%
Long Term	4,398.5	86.6%	3,504.5	86.8%	25.5%
In R$	4,121.4	81.1%	3,274.9	81.2%	25.9%
In US$	277.1	5.5%	229.6	5.7%	20.7%
Total	5,081.8	100.0%	4,035.2	100.0%	25.9%
In R$	4,738.0	93.2%	3,699.0	91.7%	28.1%
In US$	343.8	6.8%	336.2	8.3%	2.3%
Cash	1,422.9	28.0%	331.3	8.2%	329.5%
Net	3,658.9	72.0%	3,703.9	91.8%	-1.2%

At the end of 2002, the net debt was R$3,659 million, practically stable in relation to 2001. It is important to mention that of the total debt at the end of 2002, R$1,525.3 million was with Brasil Telecom Participações S.A., comprising:

•	R$1,405.2 million (R$105.2 million in the short-term) corresponding to private debentures;
•	R$120.1 million (R$11.2 million in the short-term) corresponding to a loan.

Excluding the intercompany debt and private debentures with Brasil Telecom Participações, the net debt at the end of December was R$2,134 million.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

At the end of the year the total debt was R$5,082 million, 25.9% higher than the debt recorded in 2001. In 2002, the BNDES released a loan of R$325.3 million, coming due in November of 2007. R$71.5 million bears an interest rate of the TJLP + 6.5% p.a. and R$253.8 million with an interest rate based on a basket of currencies + 6.5% p.a.

Brasil Telecom also issued non-convertible debentures to a total amount of R$500 million, in a single series, on May 1, 2002. The cost of the operation was 109% of the DI rate and the maturity date is May 1, 2004.

A second public issue of non-convertible debentures was made on December 1, 2002, of a total amount of R$400 million, in a single series. The cost of the operation was 109% of the DI rate and the maturity date is December 1, 2004.

At the end of the year Brasil Telecom had a R$1,423 million in cash, exceeding the figure returned in 2001 by R$1,092 million, mainly as a result of the issue of the public debentures and cash generation by the Company during the period.

Of the total debt, R$343.8 million was dollar-denominated, of which 38.1% hedged against exchange variations. The entire dollar-denominated debt maturing during 2003 and 2004 is protected by mechanisms against exchange variations. In addition, 75.0% of the debt in UMBNDES (basket of currencies) has been protected by Brasil Telecom.

The net debt/shareholders’ equity ratio was 52.5% of the end of 2002, against 54.0% at the end of 2001. Excluding the debt with the parent Company, the net debt/shareholders’ equity ratio was 30.6% at the end of 2002.

Ratings

Brasil Telecom maintains systematic relations with the largest and most prestigious international rating agencies, such as Standard & Poor’s, Moody’s and Fitch.

During 2002, the best ratings were attributed to Brasil Telecom compared to other companies in the telecommunications sector. However certain fluctuations occurred as a result of variations in the Brazil risk, to which the Company’s ratings are tied.

In July of 2002, Standard & Poor’s downgraded the ratings of its national Brazil scale from brAA+ to brAA, to reflect the downgrading of the sovereign ratings of the Federal Republic of Brazil by the agency during the same month.

Although Fitch downgraded the ratings of several Brazilian companies in June of 2002, according to the downgrading of the sovereign risk of the Federal Republic of Brazil, Brasil Telecom was the only company in the telephone sector to maintain its ratings: AA(bra) on National Scale and BBB- on International Scale in Local Currency. However, in October, with the economic slow-down, Fitch downgraded the Brasil Telecom ratings to AA-(bra) on National Scale and BB+ on International Scale in Local Currency.

The ratings given by the agency Moody’s remained stable during 2002. On National Scale, the rating of Brasil Telecom was Aa1.Br.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

Table 8: Ratings

National Scale	Moody’s		Standard & Poor’s		Fitch

	Rating	Panorama	Rating	Panorama	Rating	Panorama

BT	Aa1.br	Stable	BrAA	Negative	AA(bra)	N/A
BT Emissão[1]	Aa1.br	Stable	BrAA	Negative	AA(bra)	N/A
BT Participações	—	—	BrAA	Negative	AA-(bra)	N/A
[1] The two issues of debentures (R$500 million and R$400 million) were rated at the same level. The R$500 million issue was rated by three agencies, whilst the R$400 million issue was only rated by Standard & Poor’s and Fitch.

Insurance

Brasil Telecom adopts practices to protect itself against hazards that may affect its assets. The main policies are listed below:

Table 9: Insurance

Policy	Insured Assets	Amount Insured (R$million)

Operating Risks	Buildings, machines, equipment, installations, call centers, towers and infrastructure, information technology equipment and Brasil Telecom goods in the possession of third parties.	R$8,683
Loss of Profit	Loss of Profit – Fixed Charges and Net Income	R$5,240
Contractual Warranties	Concession Contract Performance - Anatel	R$77

Corporate Governance

Brasil Telecom’s Corporate Governance practices are oriented by the bylaws and the Manual to Publicize the Use of Information and Trading of Securities in order to grant quality and transparency of the information disclosed to the market, and also to protect the interests of the shareholders.

General Shareholders’ Meeting

According to the bylaws, the General Shareholders’ Meeting is the Company’s highest body, with powers to take resolutions on all business related with the corporate purpose and take the measures it considers to be adequate to defend and develop the Company.

The General Shareholders’ Meetings of Brasil Telecom S.A. are convened by the Chairman of the Supervisory Board with a minimum prior notice of 15 days for the first calling and eight days for the second. The General Shareholders’ Meeting regularly meets during the first four months subsequent to the end of each financial year, for the purpose of (i) examining, discussing and voting on the financial statements; (ii) taking resolutions on the destination of net earnings for the financial year and the distribution of dividends;

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

and (iii) electing the members of the Fiscal Committee and, as the case may be, the Supervisory Board members. Extraordinary Shareholders’ Meetings are held whenever Company interests require them.

Board of Directors

The Board of Directors of Brasil Telecom S.A. is constituted of seven effective members and the same number of deputy members, one member being appointed by the preferred shareholders.
The Board meets regularly every two months and extraordinarily when convened by the Chairman or two Board Members, with a minimum prior notice of ten days, and takes resolutions on the majority of votes cast, provided that the majority of the members are present. In 2002 the Board of Directors of Brasil Telecom S.A. met 24 times.

The Board of Directors of Brasil Telecom S.A. was elected at the General Shareholders’ Meeting held on April 29, 2002, and its mandate extends to the General Shareholders’ Meeting of 2005. With the reduction in the interest of Telecom Italia in the control of Brasil Telecom, the Board Members Mr. Ludgero José Pattaro and Mr. José de Lorenzo Messina, together with the deputies Mr. Rogério Cruz Themudo Lessa and Mr. Altamiro Boscoli, resigned from their posts on September 11, 2002.

Fiscal Committee

According to the bylaws, the Fiscal Committee, the body responsible for inspecting the administration of the Company, should be constituted of between 3 and 5 effective members and the same number of deputies.

The Fiscal Committee meets regularly on a quarterly basis and extraordinary when necessary, and manifests its opinion by an absolute majority of votes, being present the majority of members.

The Fiscal Committee of Brasil Telecom S.A., elected at the General Shareholders’ Meeting of 2002, with a mandate until the General Shareholders’ Meeting of 2003, met nine times during 2002.

Adhesion to Level 1 of Corporate Governance of Bovespa

On May 9, 2002 Brasil Telecom S.A. adhered to Level 1 of Corporate Governance of the São Paulo Stock Exchange – Bovespa, and together with its parent company, was the first company in the telecommunications sector to form part of the quoted companies that adopted policies primarily focused on the quality and accuracy of the information provided to the market.

In a survey held by the magazine Institutional Investor and published in the Brazilian edition of September 2002, Brasil Telecom was elected the best company in the Brazilian telecommunications sector in Corporate Governance. The opinions of 132 institutional investors and fund managers of Brazilian pension funds were taken into account, which indicated the leading companies in each sector in Corporate Governance.

Use of Information Policy

On July 23, 2002, Brasil Telecom published its Manual for the Disclosure and Use of Information and Trading of Securities. The manual expands the investor relations policy already adopted by the Company and satisfies the regulations established by the CVM in Instruction 358. Controlling shareholders, Board members, executives and other staff with access to relevant information must sign a term of compliance with the Manual, whose objective is to ensure high standards of conduct and transparency.

The manual can be divided into two parts. The first, mandatory according to Instruction 358 of the CVM, defines the policy for disclosing and using information and contains the rules for disclosing relevant facts to

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 – FINANCIAL STATEMENTS – MANAGEMENT REPORT

the market that could alter the perception of investors with respect to Company shares. The second, optional under the same Instruction, defines the regulations that govern the trading of shares (or any other security) issued by the Company by the controlling shareholders, Board members and executives of Brasil Telecom. Among these regulations, the following can be highlighted: (i) all trading in Company shares by the individuals subject to the manual must be carried out through accredited brokers; and (ii) the individuals subject to the manual are prohibited from trading shares during periods prior to the disclosure of results or imminent relevant facts.

Independent Auditors

In accordance with Instruction CVM 381/03, Brasil Telecom S.A. informs that KPMG Auditores Independentes, contracted in June 2002 to perform external audit services on the financial statements of the Company, did not perform, after that date, non-audit services which exceeded 5% (five percent) of the audit contract value.

Investor Relations Policy

Investor relations, governed by the Manual for the Disclosure and Use of Information and Trading of Securities, consists of disclosing regular information, communicated to the market, conference calls and holding meetings with analysts, investors and the general public. The Investor Relations department is also responsible for maintaining the management informed on the perception of the market in relation to the results, strategies and prospects of the Company.

Additionally, the www.brasiltelecom.com.br/ri page is the most effective means of democratizing and simultaneously disclosing information. The page includes financial results, presentations, records of conference calls, notices to the market, quotations, and schedule of events, among other information of interest to the market. As an effective mean of communication, providing democratization and simultaneity, the web site is always updated.

On April 24 and 25 of 2002, Brasil Telecom innovated by organizing a visit of a analysts group from the financial market to its installations in Brasília - called the First Field Trip. The group was shown the data processing center, a switching center, the National Networks and Services Center and the Cyber Data Center. After the visit to the installations, the principal executives of Brasil Telecom made a presentation about the Company and answered to questions from the analysts. This first meeting was another step in the relation of transparency that Brasil Telecom has established with the capital market.

Capital Market

On the Bovespa exchange, the preferred shares of Brasil Telecom S.A. (BRTO4) – which has the highest liquidity - returned a performance that exceeded the principal Brazilian indices in 2002.

The common shares (BRTO3) of Brasil Telecom S.A. appreciated by 7.6% in 2002, closing the year quoted at R$11.30 per thousand shares, whilst the preferred shares (BRTO4) depreciated by 11.1% to R$11.74 per thousand shares. The average daily trading volume of the preferred and common shares increased by 85% and 600% respectively, reaching R$20.3 million for the preferred shares and R$240 5 million for the common shares.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

On the NYSE, the Brasil Telecom S.A. ADR (BTM) depreciated by 41.3%, partially as a consequence of the appreciation of the Dollar against the Real. The average daily trading volume during the year was US$80.2 thousand.

As from June 3, 2002, the Brasil Telecom S.A. shares began to be traded on the Bovespa under new codes: “BRTO3” for the common shares and “BRTO4” for the preferred shares. The purpose of this alteration was to facilitate identification of the stock in Brazil.

Table 10: Capital Market

	Closing Price as of Dec/31/02	Performance

		In 2002	24 months	36 months	Desde Sep/21/98 (1)

Brasil Telecom S.A.
Common Shares (BRTO3) (in R$/1,000 shares)	11.30	7.6%	-28.1%	-7.8%	275.4%
Preferred Shares (BRTO4) (in R$/1,000 shares)	11.74	-11.1%	-28.4%	-21.5%	163.2%
ADR (BTM) (in US$/ADR)	10.42	-41.3%	—	—	—
Index
Ibovespa (points)	11,268	-17.0%	-26.2%	-34.1%	74.7%
Itel (points) (2)	532	-20.3%	-40.6%	-46.8%	—
IGC (points) (3)	1,027	1.6%	—	—	—
Dow Jones (points)	8,342	-17.7%	-22.7%	-27.4%	5.1%
MSCI-LA (points)	659	-25.2%	-28.0%	-41.3%	2.7%
Nasdaq (points)	1,336	-31.5%	-47.8%	-67.2%	-20.5%

(1)	Beginning of the trading of the shares of companies originated from the Telebrás system in Bovespa.
(2)	Telecom Index, created on January 2002 with a base of 1,000 points for December 30th, 1999.
(3)	Index of Stocks with Differentiated Corporate Governance, created on June 26, 2001.

Remuneration policy

Brasil Telecom S.A. shareholders receive dividends for interest on shareholders’ equity equivalent to 25% of adjusted net earnings, as established by Law 6.404/76 and Company bylaws. The bylaws establish that preferred shares have priority in receiving the non-cumulative minimum dividends of 3% of shareholders’ equity, when dividends calculated are higher than 6% of capital.

If 25% of adjusted net income is more than 3% of equity or more than 6% of capital, holders of preferred shares receive the equivalent to 25% of adjusted net earnings. Holders of common shares will then receive dividends up to the limit paid to preferred shares. Any remaining balances will be equally divided between all shares.

Table 11: Dividends and Interest on Capital Stock History

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Year	Type	Date of Credit on Accounting Books	Record Date	Payment Date	Gross Rate (R$)	Total Amount (R$)

2003	Interest on Shareholders’ Equity	01/31/03	02/07/03	to follow	0.224270770000	120,000,000.00
2002	Interest on Shareholders’ Equity	11/29/02	12/09/02	to follow	0.074637296731	40,000,000.00
2002	Interest on Shareholders’ Equity	10/31/02	11/11/02	to follow	0.093120621072	50,000,000.00
2002	Interest on Shareholders’ Equity	08/30/02	09/05/02	to follow	0.213298691236	114,594,000.00
2002	Interest on Shareholders’ Equity	05/31/02	05/29/02	to follow	0.074492493818	40,000,000.00
2002	Interest on Shareholders’ Equity	03/31/02	03/29/02	to follow	0.149116544573	80,056,000.00
2001	Interest on Shareholders’ Equity	11/29/2001 e 12/28/01	12/05/01	06/26/02	0.436811718142	231,700,000.00
2000	Interest on Shareholders’ Equity	12/28/02	12/29/00	05/14/01	0.036364208520	19,357,734.81
2000	Interest on Shareholders’ Equity	12/28/02	12/29/00	05/14/01	0.108350366747	50,167,991.63
2000	Interest on Shareholders’ Equity	08/31/00	09/01/00	05/14/01	5.634219071968	66,890,655.52
2000	Interest on Shareholders’ Equity	04/28/00	05/02/00	05/14/01	5.634219071968	66,890,655.52
	Dividends / Telepar	12/31/99	04/28/00	06/27/00	0.018763073111	63,859,543.27
	Dividends / Telesc	12/31/99	02/28/00	06/27/00	0.010814725833	34,103,051.56
	Dividends / Telebrasília	12/31/99	02/28/00	06/27/00	0.010128089543	20,809,647.65
1999	Dividends / Telegoias	12/31/99	02/28/00	06/27/00	0.004242399334	20,853,484.83
	Dividends / Telemat	12/31/99	02/28/00	06/27/00	0.016429476295	9,984,424.86
	Dividends / Telems	12/31/99	02/28/00	06/27/00	0.008222340002	8,405,100.98
	Dividends / Teleron *	12/31/99	02/28/00	06/27/00	0.005035785185	5,615,078.75
	Dividends / CTMR	12/31/99	02/28/00	06/27/00	0.008889791898	1,939,631.62

Note: Dividends per share of Teleron: ON 0.005035785185 and PN 0.005075946810

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

SOCIAL REPORT

Cultural Projects

Brasil Telecom sponsored several cultural projects during 2002, resulting in investments of R$22 million. The projects are described as follows.

DANCE
Circuito Brasil Telecom de Dança (Dance circuit)	Lia Rodrigues Companhia de Dança (Dance company)
Clip-se	Passa Tempo (Pastime)

HUMANITIES
Grupo Folclórico Bumba Meu Boi da Ilha Grande (Folklore group)	Oficinas de Leitura Dramática com Fernanda (Dramatic reading workshops with Fernanda)
Hekel Tavares	Flap!

AUDIOVISUAL
Abril Despedaçado (April shattered)	Madame Satã (Madame Satan)
As Três Marias (The three Marias)	Madeireiras (Lumber companies)
Brasil Documenta (Brazil documents)	Mistério de Irma Vap (The mystery of Irma Vap)
Cinema em Movimento (Cinema in movement)	Nina
Durante o Processo (During the process)	Noites de Temporal (Stormy nights)
Furos no Sofá (Holes in the sofa)	O Cinema, a Aspirina e os Urubus (The cinema, the aspirin and the vultures)
Glauber o Filme, Labirinto do Brasil (Movie, labyrinth of Brazil	O Poeta da Vila (The poet of the village)
Janela da Alma (Window of the soul)	O Tempo Imenso (Immense time)
Limite (Limit)	Série Travessias (Crossings series)

LITERATURE
Bastidores (Behind the scenes)	História da História em Quadrinhos (The story of history in comics)
Camisa 13 (Shirt number 13)	O Mundo do Surdo Brasileiro em Libras (The world of the Brazilian deaf-mute in Pounds)
Dicionário Cravo Albin da Música Popular Brasileira (Dictionary of popular Brazilian music)	Teatros - Uma Memória do Espaço Cênico no Brasil (Theaters - A recollection of scene space in Brazil)

THEATER
10 Anos de Sutil Companhia de Teatro (10 years of subtle theater company)	Memorial do Convento (Diary of the convent)
15 Anos do Teatro de Anônimo (10 years of anonymous theater)	Missa dos Quilombos (Mass at the slaves’ sanctuary)
170 Milhões em Ação (170 million in action)	Noises Off
Bibi Ferreira Vive Amália Rodrigues (Bibi Ferreira lives Amália Rodrigues	Norma
Blue Room	O que diz Molero (What Molero says)
Candaces - A Reconstrução do Fogo (A reconstruction of the fire)	O Senhor das Flores (Master of the flowers)
Capitanias Hereditárias (Hereditary fiefdoms)	Os Meus Balões (My balloons)
Cia dos Atores “Meu Destino É Pecar” (my destiny is sin)	Repetition
Closet Show	Reveillon
Conduzindo Miss Daisy (Driving Miss Daisy)	Sardanapalo - Parlapatões

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Dez Anos de Vertigem - Teatro da Vertigem (Ten years of vertigo)	Stella do Patrocínio
Francisco de Assis	Woyzeck
Homem Objeto (Man as an object)	Zastrozzi
Jeffrey - De Caso com a Vida (An affair with life)

RECOVERY OF HERITAGE
Jardim Botânico (Botanical gardens)

Social and Community Projects

Brasil Telecom invested, in 2002, a total of R$2.2 million in 42 social projects. The projects are listed as follows:

SOCIAL AND COMMUNITY PROJECTS
Casa de Apoio à Criança com Câncer - Santa Teresa
Rio Voluntário
Rede Jovem e Rede Sol
II Campeonato Brasileiro Especial de Futebol para Deficientes
Instituto de Reciclagem do Adolescente - RECICLAR
Projeto Educar
Bolsa-Escola Cidadã
Implantação de Escolas de Informática e Cidadania
IV Jornada de Adoção
ALLADIN
Alfabetização Solidária
Cartilha “O Brasileirinho”
Picasso Não Pichava - arte para jovens
Goiás Faz Arte
Revitalização do Centro Cultural Gustav Ritter
Na Rua: As Crianças e as Artes Cênicas
Centro do Menor
Se Essa Escola Fosse Minha
Agente Jovem do Desenvolvimento Social
Siminina
Balé Bolshoi - Bolsa-auxílio
A Terapia da Dança
Crescendo com Pontal
Fundação Pró - Renal
XV Feira da Esperança
Campanha Desarma Tubarão
Campanha do Agasalho 2002
Esperança
Guri
Crianças em Risco
Informática para a Cidadania
Programa salão de beleza para meninas carentes
Lugar de criança é na escola
Programa de Atendimento Integral ao Adolescente
Projeto Carinho

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Asilo Padre Cacique
Hospital da Criança Santo Antônio
Esporte Clube Cidadão

Sports Projects

Through sponsoring sport, the Company intends to bring new concepts to its staff, of which the following can be highlighted: “Surpassing limits, discipline, establishing objectives, persistence, daring, dynamism and versatility”.

The principal focus of Brasil Telecom on sports sponsorship is the triathlon, athletics and Olympic gymnastics, in addition to radical sports such as ultra-marathons and adventure races, basically since they are events that require the limits of the human body to be greatly exceeded, in addition to lacking sponsorship in Brazil. Through sponsorship, Brasil Telecom also seeks to improve sport in the country.

In total, 24 athletes were sponsored in 2002. The most significant results are summarized below:

•	The Brasil Telecom OSKALUNGA adventure racing team, formed by the athletes Monclair Cammarota, Bárbara Bomfim, Guilherme Pahl and Frederico Gall, took 2nd place in the national ranking.
•
The handicapped athlete Rivaldo Martins won the triathlon world championship for the fourth time, in addition to taking 1st place in the Pan-American Triathlon Championship - 2002, both in the category: lower member handicap.

•	The ultra-marathons runners Sérgio Cordeiro and Manoel de Jesus Mendes took 4th and 7th places respectively in the World Ultraman Championship – 2002.
•	The triathletes Virgilio de Castilho, Luiz Fernando Catta Preta and Leonardo Casadio are members of the Permanent Brazilian Olympic Team.

Brasil Telecom is the official sponsor of the triathlon event in Brazil, and the only private company to sponsor the Brazilian Triathlon Federation, and the Permanent Brazilian Olympic Team. Together Brasil Telecom and the Triathlon Federation created the Brasil Telecom Triathlon Training Camp Project in Florianópolis, to offer adequate preparation to athletes aiming to take part in the 2004 Olympics. During a period of four months the athletes will be receiving professional guidance on training and nutrition routines.

The principal sporting event sponsored by Brasil Telecom is the Brazil Ironman event, the most important triathlon competition in Latin America, held at Florianópolis. In 2002 Brasil Telecom was one of the master sponsors of the event, but in 2003 and 2004 the Company has become the title sponsor, so that the event is now called Ironman Brasil Telecom.

Quality of Life Program - VIVA MAIS

The purpose of the Viva Mais program is to experience situations that act as personal motivation agents for work and free time. For this purpose it develops initiatives to improve the quality of life of staff and their families. In general Brasil Telecom employees have a positive perception of the program:

•	91% believe that Viva Mais created a positive differential.
•	64% believe that Viva Mais provided greater integration.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

•
56% introduced new habits into their daily lives after Viva Mais, principally those related with health/sport, such as stretch exercises, gymnastic exercises, walking and a concern with their health and posture.

The pillars of the program are: Health, Sport and Leisure. With respect to the Health pillar, Brasil Telecom drew up a target of preserving both physical, mental and social integrity, seeking well-being and not only prevention of sicknesses, in addition to stimulating and developing the self-knowledge and awareness of people, encouraging them to lead a healthy lifestyle. The principal initiatives in 2002 were:

•	Viver Plus: agreement with an alternative healthcare and preventive plan (psychology, Oriental massages, orthomolecular medicine, nutritional guidance, physiotherapy and others).
•	Stretch exercises and massages at the workplace.
•	Evaluation of the quality of life of each employee by means of an online questionnaire on the intranet, in which 1,071 employees collaborated.
•	Flu vaccine.
•	Viver Odonto: complete preventive dental treatment plan (dental treatment, dental surgeons, aesthetics, periodontics).

In relation to sport, Brasil Telecom stimulated the practice of sports by its staff, encouraging a proactive, dynamic and versatile attitude to work, and stimulating creativity and responsibility for the work done, focused on results and overcoming challenges.

In this way, the Company staged an event during the year with two meetings, called the Breakfast Run, encouraging a walk or run by its staff and their families followed by breakfast. The II Breakfast Run had 3000 participants, 500 more than the first meeting.

Also in 2001, Brasil Telecom set up a group of marathon runners called Maratonistas Daqui, formed of 24 employees, who received professional guidance on their training routines. Out of this group, four athletes were selected to compete in the New York Marathon, held in November 2002, with the trip completely paid by Brasil Telecom.

In November, the Company mobilized employees of the headquarters and Brasília branch with the Brasil Telecom 2002 Company Games, which involved competitions between eight teams in men’s and women’s soccer, tennis, table tennis, swimming relay, volleyball, basketball and athletics relay. Points were given not only for the matches played, but also for the organized groups of fans, also employees. Also in this competition, the team that collected the largest quantity of food for the Natal Sem Fome campaign was also awarded additional points. In total, considering all the branches of the Company, 14,560 tons of foodstuffs were collected. The three teams scoring the highest points received trophies at a subsequent get-together.

In the leisure category Brasil Telecom also sought to promote a good-humored and relaxed working environment focused on team spirit, developing events that enabled the integration of employees.

An example of this was the Brasil Telecom Choir, in which 210 people took part at seven branches and the headquarters. At the end of year party the Company organized the First Choir Festival, with a jury constituted of celebrities such as Bibi Ferreira, in addition to the Company Board. The three best groups were awarded trophies.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Also in 2002, tickets to plays, movies and dance shows related with the cultural projects sponsored by the Company were raffled amongst the staff.

Quality Management

Aware that it is people who are responsible for success and overcoming challenges, principally in a sector of constant changes and a market where service quality is primordial, Brasil Telecom has developed programs focused on the recognition of success and support in achieving results.

Gente em Destaque

The object of the Gente em Destaque program is to recognize employees that, individually or as part of a team, implemented outstanding projects during the year, either as a result of innovation or creativity or the results achieved.

Each year the categories and prizes are reviewed to bring them into line with Company strategies. In 2003, when projects that were outstanding in 2002 will be recognized, the fourth Gente em Destaque event will be held: with nine categories and 31 prizes.

POT – Process Optimization Teams

The POT Program – Process Optimization Teams, provides conditions for the development and full utilization of the workforce potential as a means of achieving targets and overcoming challenges through teamwork.

POT was created in 2000 and consists of the formation of multifunctional teams to work on a challenge associated with the Brasil Telecom strategies, enabling experiences to be exchanged and promoting the integration of people at all levels of the organization.
In 2002, 71 POTs were formed in the entire company, involving more than 850 people in projects focused on increasing revenue, reducing expenses, compliance with the Anatel quality targets, the data communication market, occupational safety and others. Using this model Brasil Telecom has been able to solve problems or deficiencies quickly.

Complementary Pensions

The Company began a reorganization of its Complementary Pension Plan in March of 2000, with a migration from the Stipulated Benefit Plan to the Stipulated Contribution Plan TCSPREV, with Fundação SISTEL de Seguridade Social. In December 2001, all the pension plans managed by SISTEL were unified. Simultaneously, the Company began restructuring the CRT Foundation, approving the new bylaws of the foundation, finalizing the agreement with the organizations representing the members and retirees and introducing a new stipulated contribution plan, BrTPREV, the theme of which is “your life evolving with us”.

The objective of the reorganization is to rationalize and optimize operating, administrative and management planning processes, and also adjust them to the new Private Pension Plan Laws, especially Resolution 2.829 of the Central Bank and Complementary Law 109/01.

At the end of 2002, the assets of Brasil Telecom private pension plans totaled approximately R$973 million involving 5,910 active participants and 4,886 retirees and pensioners. The Company’s contributions reached

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

R$2.7 million/month and payments of benefits to retirees and pensioners reached approximately R$6.8 million per month.

Profit-sharing Program

In March of 2002, Brasil Telecom paid around R$29.6 million to employees in profit sharing for the 2001 financial year, when approximately 70% of the targets established were achieved.

In 2002 Brasil Telecom introduced a new system of quarterly follow-up of targets to facilitate monitoring of employees and organize efforts. The Profit-sharing Program for 2002 involved 4,500 employees and financial and qualitative targets. Possible gains increased from 120% to 130% of monthly salaries.

Positive Restructuring Program

Prepared together with partner companies and an external consultant, the Positive Restructuring Program was created to minimize the impact of outsourcing, involving all staff that left the Company between May and December of 2002.

The program consists of relocating former employees of Brasil Telecom, either by means of the service provider companies or by means of job cells. During the relocation period, Brasil Telecom guaranteed medical and food assistance to the former employees.

The program assisted more than 1,100 people, of which 90% were reemployed.

“Arrancada de Vendas – Ultrapasse seus Limites” Program

Brasil Telecom’s philosophy considers that not only fair compensation is required to maintain an employee motivated, but also recognition of his or her work and professional development.

Therefore, in August of 2002, Brasil Telecom introduced an incentive program for the sales force called Arrancada de Vendas – Ultrapasse seus Limites, with the objective of increasing the sales of products and services and also client fidelity.

The Arrancada de Vendas program operated from August to December 2002. Every month the best salespeople from each segment were awarded prizes. However, after consolidating the results obtained during the entire program, the best salesperson in each segment won a Ford Ranger pickup, to be delivered in March 2003.

“Jovem Vendedor” Program

Brasil Telecom anticipated the scenario of fierce competition and in November launched the Jovem Vendedor Program, with the objective of creating a technical reserve of sales staff at the Company.

Since then, Brasil Telecom has been seeking young and recently graduated people with the potential to work in the sales area, who will receive training to fill vacancies in the marketing department of Brasil Telecom. This initiative will rejuvenate the staff, maintaining the level of customer service.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Selection Strategy

Selection and Recruitment

Brasil Telecom is constantly renewing its staff in order to make the Company more dynamic, hiring professionals with various organizational and social cultures. The selection and recruitment processes are conducted in both the local and national markets, depending on the position.

Brasil Telecom seeks to manage the Company’s intellectual capital by valuing in-house talents and promoting a career plan using professional growth within the Company environment as its basic core. In 2002, the Internal Opportunities Program provided professional valuation and development for employees.

Student Program

By means of the student program, Brasil Telecom selects young talents that, in contact with the Company’s culture, can act as agents of renovation in the organization and become a source of new ideas. The program is a complement to the curriculum of these young people. At the end of 2002, 396 students were working at Brasil Telecom.

Trainee Program

With the Trainee Program, Brasil Telecom is developing potential employees for the organization to collaborate in the drive to achieve results. In 2002, 13,733 young people applied for the program, of which 33 were selected.

Summer Internship Program

The objective of the Summer Internship Programis to identify potential Brazilian executives taking MBA courses at the best U.S. and European universities, bringing together academic excellence and the Brasil Telecom culture, enabling an exchange of knowledge and current practices in the business field.

Compensation Policy

Brasil Telecom’s compensation policy is based on the premise of a competitive company able to attract and retain qualified professionals capable of conducting and ensuring the success of the business.

In addition to salary, employees receive profit-sharing payments of up to 130% of monthly salary, associated with achieving established targets. From the management level upwards, staff receive bonuses of between 200% and 800% of monthly salary, also conditioned to performance appraisals and achieving previously established targets.

Union Agreement

At the end of 2002, Brasil Telecom extended the validity of the social clauses of the current Union Agreement – ACT for a further two years. With this initiative Brasil Telecom speeded up union negotiations and the 2002/2003 Collective Bargaining Agreements were signed with the unions and federations within the base date.

The ACT 2002/2003 defined a salary increase as from February of 2003 with readjustments of between 6.5% and 8.5% according to the salary range. In addition to the increase, the ACT also defined the payment of cash bonuses varying from 21.06% to 27.54% of monthly salary and bonuses in meal vouchers.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT REPORT

Benefits

Health Care

The certainty that when he or she needs treatment, the Brasil Telecom employee can rely on a qualified professional and reputable institution to treat health problems of staff and dependents ensures the peace of mind necessary to face challenges inside and outside the Company with enthusiasm and tenacity.

Brasil Telecom contracted Bradesco Saúde to manage the health plan, since it has a wide range of professionals, clinics and hospitals over the entire country, which ensures employees and their dependents a reliable and efficient service, in addition to providing executives with assistance abroad.

Access to the plan is by means of a magnetic card or the SABS - Bradesco Saúde Service System, which operates through the telephone 0800 701-2700.

The employee’s share is 20% of the costs of the services used, limited to 5% of salary if he/she opts for a semi-private room or 20% of salary for hospitalization in a private room.

Meals

The Brasil Telecom employees receive food assistance monthly according to the following options:

•	Electronic food card, which enables foodstuffs to be purchased at accredited supermarkets; and/or
•	Book of meal vouchers according to the Worker Food Program - PAT.

Employees who work five days per week receive 22 vouchers per month and those who work six days per week receive 26 vouchers per month in the amount of R$10.50 each. The total amount can be requested in the form of a credit on the food card.

Employees participate with 5% up to a salary level of R$1,000.00, 10% between R$1,000.01 and R$1,999.99 and 15% for salaries above R$2,000.00.

Group Life Insurance

The Company offers its employees a group life insurance scheme that pays beneficiaries an indemnity equal to 30 times monthly salary, limited to R$240 thousand. In the case of death of the spouse, indemnity is 15 times the monthly salary of the insured person, limited to R$120 thousand. In the case of accidental death, the indemnity is paid in double, observing the limits established.

In case of an accident resulting in the insured’s permanent disability, the insurance company pays an indemnity that varies according to the disability level. If disability results from a disease, the insurance company pays 100% of the indemnity for natural death on the retirement date, limited to R$240 thousand.

Training

During 2002, Brasil Telecom sought to develop and improve the capabilities of its employees, holding training courses in the technology, leadership, finance, marketing and sales areas. The Company achieved a daily average of 136 students taking courses, resulting in an annual training average of 31.95 hours per employee. Of the total training hours, 16% were given on-line.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT - REPORT

In 2002, 40 employees graduated from The George Washington University, receiving an MA (Masters) in Project Management, reaching a total of 103 master’s graduates. In 2003 Brasil Telecom is planning to graduate another 38 masters, which will total 141 staff graduated since the program was implemented.

Together with the implementation of the EVA (Economic Value Added) project, Brasil Telecom developed an innovative learning map methodology in the educational area - explaining and detailing the importance of the commitment by each employee to Company results. Then, 4,433 employees took part in the learning map experience.

Through the Distance Learning Portal Brasil Telecom provided a total of 24,628 hours of training, including courses in the PeopleSoft system, CRN, English and computing, in addition to courses via the intranet using the video streaming technology (BrTV).

For 2003, Brasil Telecom is planning to offer courses focused on leaders, addressing teamwork, coaching, leadership, finance and others, since the Company believes that it is Brasil Telecom’s intellectual capital that enables it to overcome challenges.

Staff

In 2002 Brasil Telecom continued the outsourcing process of operating activities, optimizing processes and the corporate restructuring, which resulted in 3,006 employees leaving during the year. With the admission of 694 new employees, the Brasil Telecom headcount was 5,565 in December of 2002, representing a reduction of 29.4% compared to 2001.

Table 12: Number of Employees by Company

Company	2002	2001	Variation

Brasil Telecom S.A. (BT)	5,549	7,877	-29.6%
BrT Serviços de Internet S.A. (BrTI)	16	0	—

Total	5,565	7,877	-29.4%

With the exception of the Mato Grosso branch, all the Brasil Telecom branches reduced staff in 2002. Approximately 440 employees were absorbed by head office with the centralization of certain activities and strengthening of the organization structure.

Table 13: Headcount per Branch

Branch	2002	%	2001	%	Relative variation

BTP, Head Office and BrTI	1,363	24.5%	923	11.7%	12.8 p.p.
Branch AC	29	0.5%	43	0.5%	0 p.p.
Branch RO	117	2.1%	118	1.5%	0.6 p.p.
Branch MT	219	3.9%	196	2.5%	1.4 p.p.
Branch MS	240	4.3%	366	4.6%	- 0.3 p.p.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT - REPORT

Branch TO	39	0.7%	54	0.7%	0 p.p.
Branch GO	398	7.2%	810	10.3%	-3.1 p.p.
Branch DF	467	8.4%	669	8.5%	- 0.1 p.p.
Branch PR	1,120	20.1%	1,691	21.5%	- 1.4 p.p.
Branch SC	577	10.4%	883	11.2%	- 0.8 p.p.
Branch RS	996	17.9%	2,124	27.0%	- 9.1 p.p.

Total	5,565	100%	7,877	100%	—

With respect to the distribution by function, the principal changes in relation to 2001 were related with the call centers and networks as result of outsourcing. In human resources the reduction was also accentuated as result of centralizing activities at headquarter, with a consequent reduction in staff at the branches. Brasil Telecom’s client focus can also be confirmed by the increase in the share of marketing and sales staff in the total of Brasil Telecom: whilst in 2001 this share was 10.5%, in 2002 it increased to 20.7%.

It is important to stress that of the 5,565 employees, 240 were on leave or transferred at the end of 2002 and did not form part of the Company workforce. This concept was adopted in June, when 433 employees on leave for more than 90 days or assigned to the unions were transferred to this category. Since then, 193 employees were dismissed, signifying a 44.6% reduction.

Table 14: Number of Employees by Function

Function	2002	2001	Variação

Marketing and Sales	1,151	827	39.2%
Call Centers	364	1,242	-70.7%
Network	2,171	3,840	-43.5%
Expansion	622	861	-27.8%
Operation	1,549	2,979	-48.0%
Information Technology	456	505	-9.7%
General and Administrative	1,183	1,463	-19.1%
Presidency and Divisions	339	289	17.3%
Materials and Services	263	368	-28.5%
Human Resources	112	231	-51.5%
Financial	469	575	-18.4%
Leave and on Assignment	240	0	—

Total	5,565	7,877	-29.4%

Profile of Employees

Distribution by Age Range

The profile by age range indicates that the share of employees with between 23 and 37 years of age increased by 3.7 p.p. compared to the prior year. On the other hand a reduction of 2.3 p.p. can be observed in

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT - REPORT

employees with more than 38 years of age. As result we can be observe a slight rejuvenation of the workforce.

Table 15: Distribution by Age Range

Age Range	2002	%	2001	%	Relative variation

Up to 22	184	3.3%	386	4.9%	- 1.6 p.p.
From 23 to 27	787	14.1%	1,053	13.4%	0.7 p.p.
From 28 to 32	947	17.0%	1,155	14.7%	2.3 p.p.
From 33 to 37	829	14.9%	1,117	14.2%	0.7 p.p.
From 38 to 42	947	17.0%	1,370	17.4%	- 0.4 p.p.
From 43 to 47	1.091	19.6%	1,716	21.8%	- 2.2 p.p.
From 48 to 52	638	11.5%	891	11.3%	0.2 p.p.
From 53 to 57	124	2.2%	158	2.0%	0.2 p.p.
Above 58	18	0.3%	31	0.4%	- 0.1 p.p.

Total	5.565	100%	7,877	100%	—

Average Age		37		37

Distribution by Service Time

The reduction in headcount was concentrated on employees that have worked with Brasil Telecom for a longer period, resulting in a change in the profile by service time: increase of 6.2 p.p. in the proportion of employees with service times between 3 and 10 years and a reduction of 5.7 p.p. in the range between 21 and 25 years service.

Table 16: Distribution by Service Time

Service Time	2002	%	2001	%	Relative variation

Up to 2 years	1,679	30.2%	2,369	30.1%	0.1 p.p.
From 3 to 5 years	732	13.2%	881	11.2%	2.0 p.p.
From 6 to 10 years	817	14.7%	817	10.4%	4.3 p.p.
From 11 to 15 years	386	6.9%	716	9.1%	- 2.2 p.p.
From 16 to 20 years	543	9.8%	748	9.5%	0.3 p.p.
From 21 to 25 years	944	17.0%	1,784	22.6%	- 5.6 p.p.
From 26 to 30 years	426	7.7%	510	6.5%	1.2 p.p.
Above 31 years	38	0.7%	52	0.7%	0 p.p.

Total	5,565	100%	7,877	100%	—

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT - REPORT

Distribution by Gender

Brasil Telecom had 1,733 women working with the Company, representing 31.1% of the total workforce at the end of 2002. Of this total, 51 women held management posts, signifying 15.2% of the total number of leaders in the organization, against 12.7% in 2001 (42 women in management posts).

Table 17: Distribution by Gender

Gender	2002	%	2001	%	Relative variation

Men	3,832	68.9%	5,343	67.7%	1.2 p.p.
Women	1,733	31.1%	2,544	32.3%	- 1.2 p.p.

Total	5,565	100%	7,877	100%	—

Distribution by Education Level

The following table demonstrates a significant improvement in the level education of the Brasil Telecom staff. The highlight was a fall of 57.8% in the number of employees that only have second grade education.

Table 18: Distribution by Education Level

Education Level	2002	%	2001	%	Relative variation

1st Grade incomplete	58	1.0%	156	2.0%	- 1.0 p.p.
1st Grade complete	66	1.2%	580	7.4%	- 6.2 p.p.
2nd Grade incomplete	62	1.1%	825	10.5%	-9.4 p.p.
2nd Grade complete	1,615	29.0%	2,704	34.3%	- 5.3 p.p.
University incomplete	869	15.6%	655	8.3%	7.3 p.p.
University complete	2,299	41.3%	2,462	31.3%	10.0 p.p.
Specialization	532	9.6%	444	5.6%	4.0 p.p.
Masters/Doctorate/Post-Doctorate	64	1.2%	51	0.6%	0.6 p.p.

Total	5,565	100%	7,890	100%	—

Physically Handicapped and Rehabilitated Staff

Considering Company and outsourced employees, Brasil Telecom closed 2002 with 542 physically handicapped and rehabilitated employees. Of this total 132 are employees and 410 outsourced. The outsourced personnel work at the call centers and are hired by a partner company of Brasil Telecom.

Distribution by Ethnic Group

Currently the Company’s databank does not have information on the number of employees by ethnic group, color or race.

Outsourced Labor

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - MANAGEMENT - REPORT

The services provided are related to call centers, external and internal plant operation and maintenance, cleaning, surveillance services, business security and systems maintenance. Brasil Telecom service providers at the end of 2002 employed 23,329 workers, against 29,450 in the prior year.

Added Value Statement

The added value to be distributed by Brasil Telecom in 2002 totaled R$6,986 billion, exceeding the figure for the previous year by 18.7%. The principal changes in relation to the distribution of added value can be summarized as follows:

•	Increase of 56.5% in the shareholders’ portion;
•	Increase of 73.9% in the portion related with rentiers, basically caused by high interest rates during the year;
•	Increase of 21.1% in the government portion, which increased its share of the distribution from 38.9% to 42.0% in 2002, due to the introduction of the Fistel contribution; and
•	An 18.2% reduction in the portion for salaries as a result of the reduction in headcount during the year.

Table 19: Added Value Statement– DVA

R$Million	2002		2001

(+) Revenues	9,684.8	138.6%	8,213.0	139.6%
Revenues from services	9,839.7	140.9%	8,458.5	143.8%
Other revenues	206.1	3.0%	177.7	3.0%
Discounts, Provisions and losses on Accounts Receivable	(361.0)	-5.2%	(423.2)	-7.2%
(-) Inputs purchased from third parties	(2,902.9)	-41.6%	(2,509.5)	-42.6%
Materials	(85.3)	-1.2%	(103.6)	-1.8%
Maintenance services	(439.0)	-6.3%	(336.8)	-5.7%
Other services	(2,327.7)	-33.3%	(1,930.0)	-32.8%
Other third party expenses	(51.0)	-0.7%	(139.2)	-2.4%
(=) Added Value	6,781.9	97.1%	5,703.6	96.9%
Added value from third parties (financial income, equity gain and dividends received)	203.8	2.9%	180.4	3.1%
(=) Added Value for Distribution	6,985.7	100.0%	5,883.9	100.0%
(=) Distribution of Added Value	(6,985.7)	-100.0%	(5,883.9)	-100.0%
(+) Remuneration for work (salaries, allowances and benefits)	(367.1)	-5.3%	(448.8)	-7.6%
(+) PDI - Redundancy Program	(5.0)	-0.1%	(98.2)	-1.7%
(+) Government (taxes: contributions: duties and surface security)	(2,930.8)	-42.0%	(2,421.0)	-41.1%
(+) Rentiers (interest, rentals, leasing)	(1,079.3)	-15.4%	(620.5)	-10.5%
(+) Shareholders (dividends/residual income)	(440.1)	-6.3%	(281.2)	-4.8%
(+) Amount retained (depreciation, amortization and retained earnings)	(2,163.4)	-31.0%	(2,014.2)	-34.2%

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

NOTES TO THE FINANCIAL STATEMENTS

YEARS ENDED DECEMBER 31, 2002 AND 2001

(In thousands of Brazilian reais)
1.	OPERATIONS

BRASIL TELECOM S.A. is a concessionaire of the Switched Fixed Telephone Service (STFC) and operates in Region II of the General Concessions Plan, covering the Brazilian states of Acre, Rondônia, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Paraná, Santa Catarina and Rio Grande do Sul and the Federal District. The area is 2,859,375 square kilometers, corresponding to 34% of the Brazilian territory, and the company holds the local and long distance concessions.

The company is a subsidiary of Brasil Telecom Participações S.A. (BTP), incorporated on May 22, 1998 as a result of the privatization of the Telebrás System.

The Company’s business, together with the services that it offers and the tariffs charged, are regulated by the National Telecommunications Agency – ANATEL.

Information related with the quality and universal service targets of the Fixed Switched Telephone Service are available to interested parties on the homepage of ANATEL, on the site www.anatel.gov.br.

The Company is filed with the Brazilian Securities Commission (CVM) and the Securities and Exchange Commission (SEC) in the USA, and its shares are traded on the principal stock exchanges in Brazil and its ADR on the New York Stock Exchange (NYSE).

On May 9, 2002, the Company adhered to Level 1 of the Corporate Governance classification of the São Paulo Stock Exchange – BOVESPA.

Company Subsidiaries

The Company is the parent company of BrT Serviços de Internet S.A. (BrTI), a wholly-owned subsidiary incorporated in October 2001, engaged in the provision of Internet services and related activities. The Subsidiary began operations during this financial year, since up to the date of the closing of the 2001 balance sheet it had not issued any invoices and expenses had been recorded as pre-operating expenses.

On December 10, 2002, Brasil Telecom Celular S.A. (BrT Celular) was incorporated, which is also a wholly-owned subsidiary, to operate the Mobile Personal Service (SMP), holding a license to serve the same coverage area where the Company operates STFC. At the balance sheet date BrT Celular was initiating its structuring process - pre-operating phase.

2.	PRESENTATION OF FINANCIAL STATEMENTS

Preparation Criteria

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

The financial statements were prepared in accordance with accounting practices emanating from Brazilian corporate law, standards of the Brazilian Securities Commission – CVM and standards applicable to Switched Fixed Telecommunications Services – STFC concessionaires.

As the Company is filed with the Securities and Exchange Commission – SEC, it is subject to its standards, and should prepare financial statements and other information by using criteria that comply with that entity’s requirements. For complying with these requirements and aiming at meeting the market’s information needs, the Company adopts, as a principle, the practice of simultaneously publishing information in both markets in their respective languages.

The notes to the financial statements are presented in thousands of reais, unless demonstrated otherwise in each note.

According to each situation, the notes to the financial statement presented information related with the Company and the consolidated statements, identified as “PARENT COMPANY” and “CONSOLIDATED” respectively.  When the information is common to both situations, it is indicated as “PARENT COMPANY AND CONSOLIDATED”.

Consolidated financial statements

The consolidation was made in accordance with CVM Instruction No. 247/96 and includes the companies listed in Note 1.
Some of the principal consolidation procedures are:

• Elimination of intercompany balances, as well as of revenue and expenses of intercompany transactions;

• Elimination of the investor’s shareholdings, reserves and accumulated results in the investees;

The consolidation for 2001 was only effected for the balance sheet, since BrT Serviços de Internet S.A., the only subsidiary during that financial year, was at the pre-operating stage.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING PRACTICES

a. Cash and cash equivalents:  Cash equivalents are short-term, high-liquidity investments, which mature in less than three months. They are recorded at cost, plus income earned to the balance sheet, not exceeding market value.

b. Trade accounts receivable: Receivables from users of telecommunications services are recorded at the amount of the tariff in effect on the date the service is rendered. Unbilled services provided to customers at the balance sheet date are also included in trade accounts receivable. The criterion adopted for making the provision for doubtful accounts takes into account the calculation of the actual percentage losses incurred on each range of accounts receivable. The historic percentages are applied to the current ranges of accounts receivable, also including accounts coming due and the portion yet to be billed, thus composing the amount that could become a future loss, which is recorded in the accounts as a provision.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

c. Inventories: Stated at average acquisition cost, not exceeding replacement cost. Inventories are segregated into inventories for plant expansion and those for maintenance. The inventories to be used in expansion are classified in property, plant and equipment (construction in progress) and inventories to be used in maintenance are classified as current and noncurrent assets. Obsolete items are recorded in allowance for losses.

d. Investments: Investments in subsidiaries are carried under the equity method. Other investments are recorded at cost less allowance for probable losses, when applicable.  The investments resulting from income tax incentives are recognized at the date of investment, and result in shares of companies with tax incentives or investment fund quotas. In the period between the investment date and receipt of shares or quotas, they remain recognized in noncurrent assets. The Company adopts the criterion of using the maximum percentage of tax allocation. These investments are periodically carried at cost or market prices, when the latter is lower, and allowances for losses are recorded if required.

e. Property, plant and equipment: Stated at cost of acquisition and/or construction, less accumulated depreciation. Financial charges for financing assets and construction in progress are capitalized.

Maintenance and repair costs, when they represent improvements (increase in installed capacity or useful life) are capitalized, while other costs are charged to income, on an accrual basis.

Depreciation is calculated under the straight-line method. Depreciation rates used are based on expected useful lives of the assets and in accordance with the standards of the Public Telecommunications Service. The principal rates used are set forth in Note 24.

f. Deferred charges: Segregated between deferred charges on amortization and formation. Principal items are goodwill on merger of CRT – Cia Riograndense de Telecomunicações (incorporated by Brasil Telecom S.A. in December 2000), net of tax savings, costs incurred on installation, reorganization, data processing and other. Amortization is calculated under the straight-line method in accordance with the legislation in force. When the asset does not generate benefits anymore, it is written off against nonoperating income.

g. Income and Social Contribution Taxes:  Income and social contribution taxes are accounted for on an accrual basis. These taxes levied on temporary differences, tax losses and the negative social contribution base are recorded under assets or liabilities, as the case may be, according to the assumption of realization or future demand, within the parameters established in CVM Instruction No. 371/02.

h. Loans and Financing: Updated to balance sheet date for monetary or exchange variations and interest incurred to the balance sheet date. Equal restatement is applied to the guarantee contracts to hedge the debt.

i. Provision for Contingencies: Recognized based on the risk assessment and quantified with economic grounds and based on legal counselors’ opinions on the lawsuits and other contingency factors known as of the balance sheet date. The basis and nature of the provisions are described in Note 7.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

j. Recognition of Revenues: Revenues from services rendered are accounted for on the accrual basis. Local calls are charged based on time measurement according to the legislation in force. Revenues from sales of payphone cards are recorded upon sale. In the case of fixed terminals with prepaid subscriptions, the amounts of sales are recorded as advances from customers and revenue is recorded according to the provision of the services.

k. Recognition of Expenses: Expenses are recognized on the accrual basis, considering their relation with revenue realization. Expenses related to other periods are deferred.

l. Financial Income (Expense), Net: Financial income represent interest earned on accounts receivable settled after maturity, gains on investments and hedge. Financial expenses represent interest incurred and other charges on loans, financing and other financial transactions.

Interest on capital is included in the financial expenses balance; for financial statement presentation purposes, the recognized amounts are reversed to profit and loss accounts and reclassified as deduction of retained earnings, in the shareholders’ equity.

m. Research and Development: Costs for research and development are recorded as expenses when incurred, except for expenses with projects linked to the generation of future revenue, which are recorded under deferred assets and amortized over a five-year period after the operations start.

n. Benefits to Employees: Private pension plans and other retirement benefits sponsored by the Company and its Subsidiaries to their employees are managed by SISTEL and Fundação CRT. Contributions are determined on an actuarial basis, when applicable, and accounted for on an accrual basis. As of December 31, 2001, to comply with CVM Instruction 371/00, the subsidiary Brasil Telecom S.A. recorded the actuarial deficit on the balance sheet date against shareholders’ equity, excluding the corresponding tax effects. As from 2002, adjustments to the provision will be recognized in profit and loss accounts. Information regarding private pension plans and other benefits to employees is described in Note 6.

o. Employee and directors Profit Sharing: The Company recognized provisions for employee and directors  profit sharing, and the calculation of the amount, which is paid in the year after the provision recognition, is in accordance with the target program established with the labor union, in accordance with Law No. 10.101/00 and the Company’s bylaws.

p. Earnings per thousand shares: Calculated based on the number of shares outstanding at the balance sheet date, which comprises the total number of shares issued net of treasury stock.

4.	RELATED-PARTY TRANSACTIONS

Related party transactions refer to operations with Brasil Telecom Participações S.A., the Company’s parent company, BrT Serviços e Internet S.A. and Brasil Telecom Celular S.A., which are wholly-owned subsidiaries, together with Vant Telecomunicações S.A., a minority investment.

Operations between related parties and Brasil Telecom S.A. are carried out under normal prices and market conditions. The principal transactions are:

Brasil Telecom Participações S.A.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Dividends/Interest on Capital: the interest on capital credited in 2002 allocated an amount of R$213,367 (R$152,366 in 2001) to the Parent Company. Of this amount, R$59,013 (R$31,707 in 2001) was allocated to the dividend provisioned. The balance of this liability as of December 31, 2002 is R$181,362 (R$129,511 on 12/31/01).

Loans with Subsidiary: Asset balance as of December 31, 2002 arises from the spin-off of Telebrás and is indexed to exchange variation, plus interest of 1.75% per year, amounting to R$120,081 (R$85,717 in 2001). Yield recognized in income for 2002 (financial income) was R$44,591 (R$20,252 in 2001).

Debentures: On January 27, 2001, the company issued 1,300 private debentures non-convertible or exchangeable for any type of share, at the unit price of R$1,000, totaling R$1,300,000, with the purpose of financing part of its investment program. All these debentures were acquired by Brasil Telecom Participações S.A. The nominal value of these debentures will be paid in three installments equivalent to 30%, 30% and 40% with maturities on July 27, 2004, 2005 and 2006, respectively. The debenture remuneration is equivalent to 100% of CDI, received semiannually. The balance of this asset as of December 31, 2002 is R$1,405,228 (R$1,398,875 in 2001) and yield recognized in income for 2002 represents R$236,356 (R$130,539 in 2001).

Accounts Receivable and Payable: arising from transactions related to operating income/expenses due to use of installations and logistic support. As of December 31, 2002, balance receivable is R$663 (R$13 receivable as of December 31, 2001) and the amounts recorded in income represent: Operating Income: R$2,352 (R$2,466 in 2001). Operating Expense: R$256 (R$4,182 in 2001).

BrT Serviços de Internet S.A.

Advance for Future Capital Increase - AFAC: the amount recorded as AFAC on 12/31/02 is R$44,695 (R$3,367 on 12/31/01), and is posted under long-term assets.

Other Amounts Receivable and Payable: the result of transactions related with operating revenues and expenses for the use of installations, logistics support and telecommunications services. As of December 31, 2002, the balance payable was R$5,643 (R$136 receivable as of 12/31/01). The amounts posted under operating income in 2002 represent a revenue of R$24,573 and an expense of R$84,793.

Brasil Telecom Celular S.A.

Advance for Future Capital Increase - AFAC: as of 12/31/02, the amount recorded as AFAC is R$19,149, derived from amounts transferred to make payments to ANATEL for the initial portion of the Mobile Personal Service License.

Vant Telecomunicações S.A.

Collateral: as of 12/31/02 (and 12/31/01) the amount deposited as collateral to guarantee the future purchase of shares is R$15,575. This amount is recorded under long-term assets.

Advance for Future Capital Increase - AFAC: the amount of AFAC as of 12/31/02 is R$1,809 (R$30,000 as of 12/31/01).

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 –  FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Other Related Parties

The subsidiary BrTI has an investment of R$10,000 in the company iBEST Holding Corporation (iBEST), which corresponds to a minority interest valued at acquisition cost. The relationships between the subsidiary and the company iBEST, established in Brazil, on the balance sheet date are the following:

Balance for advances to suppliers of R$1,364 (R$13,105 in 2001) and a balance of onlending of R$4,782. With respect to the amounts recorded under the income of the subsidiary, R$17,266 represents expenses derived from operating activities and R$1,259 of financial income related with the loans and advances granted.

5.	MARKET VALUE OF FINANCIAL ASSETS AND LIABILITIES (FINANCIAL INSTRUMENTS) AND RISK ANALYSIS.

The Company and its subsidiary BrTI assessed the book value of its assets and liabilities as compared to market or realizable values (fair value),  based on information available and valuation methodologies adequate for each situation. The interpretation of market data regarding the choice of methodologies requires considerable judgment and determination of estimates to achieve an amount considered adequate for each situation. Accordingly, the estimates presented may not necessarily indicate the amounts which can be obtained in the current market. The use of different assumptions for calculation of market value or fair value may have material effect on the obtained amounts. The selection of assets and liabilities presented in this Note was made based on their materiality. Those instruments the value of which approximates fair value and whose risk assessment is not significant are not mentioned.

In accordance with their natures, financial instruments may involve known or unknown risks; the potential of such risks is important for the best judgement. Thus, there may be risks with or without guarantees, depending on circumstantial or legal aspects. Among the principal market risk factors which can affect the Company’s and subsidiaries’ business are the following:

a. Credit Risk

Most services provided by Brasil Telecom S.A. are related to the Concession Agreement and a significant portion of these services is subject to the determination of tariffs by the regulatory agency. The credit policy, in case of telecommunications public services, is subject to legal standards established by the concession authority. The risk exists since the Company may incur losses arising from the difficulty in receiving amounts billed to its customers; in 2002, the Company’s default was 2,67% of gross revenue (3.83% in 2001). By means of internal controls, the level of accounts receivable is constantly monitored, thus limiting the risk of past due accounts by cutting the access to the service (out phone traffic) if the bill is overdue for over 30 days. Exceptions are made for telephony services which should be maintained for national security or defense. As of December 31, 2002, the company’s customer portfolio did not include subscribers the receivables of which were, individually, higher than 1% of total service accounts receivable.

b. Exchange Rate Risk

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 –  FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

The Company has loans and financing contracted in foreign currency. The risk related to these liabilities arises from possible exchange rate fluctuations, which may increase these liabilities balances. Loans subject to this risk represent approximately 7.2% of the total liabilities (8.3% in 2001). To minimize this type of risk, the subsidiary enters into swap agreements with financial institutions to hedgeforeign exchange exposures. 38% of the debt portion in foreign currency is covered by hedge agreements (53% in 2001). Unrealized positive or negative effects of these operations are recorded in income as gain or loss. In 2002, consolidated net gains totaled R$28,874 (losses of R$2,358 in 2001).

Net exposure as per book and market values, at the exchange rate prevailing on the balance sheet date, is as follows:

	PARENT COMPANY

	2002		2001

	Book Value	Market Value	Book Value	Market Value

LIABILITIES
Loans and financing	363.147	347.106	332.465	332.541
Hedge Contracts	(19.338)	(28.838)	3.731	3.731
TOTAL	343.809	318.268	336.196	336.272
CURRENT	66.700	51.637	106.563	106.607
NONCURRENT	277.109	266.631	229.633	229.665

The method used for calculation of market value (fair value) of loans and financing in foreign currency and hedgeinstruments was the discounted cash flow, at the market rates prevailing on the balance sheet date.

c. Interest Rate Risk

Assets

The Company has loans with a company producing telephone directories and resulting from the sale of fixed assets to other telephone companies.

At the balance sheet date, these assets are represented as follows:

	PARENT COMPANY		CONSOLIDATED

	Book and Market Value		Book and Market Value

	2002	2001	2002	2001

ASSETS
Loans tied to the IGP-DI	6,424	4,085	6,424	4,085
Debentures linked to CDI	—	—	5,270	—
Loans tied to the IPA-OG Column 27 (FGV)	1,655	1,706	1,655	1,706
TOTAL	8,079	5,791	13,349	5,791
CURRENT	1,525	622	6,795	622
NONCURRENT ASSETS	6,554	5,169	6,554	5,169

The carrying values are equal to market values, since the current contracting conditions for this type of financial instrument are similar to the original conditions.

Liabilities

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 –  FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Brasil Telecom S.A. has loans and financing contracted in local currency subject to interest rates linked to indexing units (TJLP, UMBNDES, CDI, etc). The risk inherent in these liabilities arises from possible variations in these rates. The Company has contracted derivative contracts to hedge 75% of the liabilities subject to the UMBNDES rate, using exchange rate swap contracts, considering the influence of the dollar on the interest rate (basket of currencies) of these liabilities. However the other market rates are continually monitored to evaluate the need to contract derivatives to protect against the risk of volatility of these rates.

In addition to the loans and financing, the Company issued non-convertible private and public debentures. These liabilities were contracted at interest rates tied to the CDI and the risk linked with this liability is the result of the possible increase in the rate.

The aforementioned liabilities at the balance sheet date are as follows:

	PARENT COMPANY

	Book Value

	2002	2001

LIABILITIES
Debentures – CDI	2,329,845	1,398,875
Loans linked to TJLP	2,075,065	2,212,746
Loans linked to UMBNDES	307,413	61,249
Loans linked to IGPM	25,647	24,466
Other loans	29	1,618
TOTAL	4,737,999	3,698,954
CURRENT	616,576	424,098
LONG-TERM	4,121,423	3,274,856

Book Value are equivalent to market values because the current contractual conditions for these types of financial instruments are similar to those in which they were originated. In case of a hypothetical variation of 1% in the aforementioned rates, unfavorable to the Company, the annual negative impact on income would be approximately  R$8,571.

d. Risk of Not Linking Monetary Restatement Indexes to Accounts Receivable

Loan and financing rates contracted by Brasil Telecom S.A. are not linked to amounts of accounts receivable. Telephony tariff adjustments do not necessarily follow increases in local interest rates which affect the company’s debts. Consequently, a risk arises from this lack of linking.

e. Contingency Risks

Contingency risks are assessed according to loss hypotheses, as probable, possible or remote. Contingencies considered as probable risk are recorded in liabilities. Details on this risk are presented in Note 7.

f. Risks Related to Investments

The Company has investments carried under the equity method and stated at acquisition cost. BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A. are the only wholly-owned subsidiaries whose investments are valued using the equity method, but only the former is in operation. There is no market value applicable to value the investments in the wholly-owned subsidiaries since they are

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 –  FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

private companies. The future cash flows expected from the investments, both directly and indirectly, do not lead to the expectation of losses.

The investments valued at cost are immaterial in relation to total assets. The risks related with them would not cause significant impacts to the Company if significant losses were to occur on these investments.

g. Temporary Cash Investment Risks

The Company and its subsidiary BrTI have several temporary cash investments in exclusive financial investment funds (FIFs), the assets of which are represented solely by post-fixed federal securities,  and there is no credit risk in this type of operation. As of December 31, 2002, the Company had temporary cash investments in the amount of R$1,315,024 (R$305,821 as of December 31, 2001). Income earned to the balance sheet date are recorded in financial income and amounts to R$74,857 (R$65,198 in 2001). In the consolidated financial statements, the situation is: temporary cash investments in the amount of R$1,360,231 (R$305,821 as of December 31, 2001) and income earned in the amount of R$75,714 (R$65,198 in 2001).

h. Risk of Anticipated Settlement of Loans and Financing

Some of the loans and financing contracts signed by the Company with its creditors contain clauses that stipulate the advance payment of the covenants in cases where minimum values for certain ratios are not achieved, such as indebtedness, liquidity, cash generation and other ratios. The indicators required in these clauses, which are common in loan and financing transactions, were fully achieved by the Company.

6.	BENEFITS TO EMPLOYEES

(A) PRIVATE PENSION PLAN

The Company sponsors private pension schemes related with retirement for its employees and assisted members, and in the case of the latter, medical assistance in some cases. These plans are administered by two foundations, which are Fundação de Seguridade Social (SISTEL), which originated from certain companies of the former Telebrás System and Fundação dos Empregados da Companhia Riograndense de Telecomunicações (FCRT), which administered the benefit plans of CRT, a company managed on December 28, 2000.

The Company bylaws stipulate approval of the supplementary pension policy and the joint liability attributed to the defined benefit plans is linked to the acts signed with the foundations, with the agreement of the Supplementary Pensions Department - SPC, where applicable to the specific plans.

The plans sponsored are valued by independent actuaries on the balance sheet date and in the case of the defined benefit plans described in this explanatory note, immediate recognition of the actuarial gains and losses is adopted. The full liabilities are provisioned for plans showing deficits. This measure has been applied since the 2001 financial year, when the regulations of CVM Ruling No. 371/00 were adopted. In cases that show positive actuarial situations, no assets are recorded due to the legal impossibility of reimbursing the surpluses.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 –  FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

The characteristics of the supplementary pension plans sponsored by the Company are described below:

FUNDAÇÃO SISTEL DE SEGURIDADE SOCIAL (SISTEL)

Plans

TCSPREV (Defined Contribution, Settled Benefit, Defined Benefit)

This defined contribution and settled benefit plan was introduced on February 28, 2000, with the adherence of around 80% of the employees at that time. On December 31, 2001, all the pension plans sponsored by the Company with SISTEL were merged, being exceptionally and provisionally approved by the Complementary Pensions Department – SPC, due to the need for adjustments to the regulations. They were subsequently transformed into defined contribution groups with settled and defined benefits. The plans that were merged into the TCSPREV were the PBS-TCS, PBT-BrT, Convênio de Administração BrT and the Termo de Relação Contratual Atípica, the conditions established in the original plans being maintained. TCSPREV currently attends to around 62% of the staff.

PBS-A (Defined Benefit)

Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000.

PAMA – Health Care Plan for Retired Employees (Defined Contribution)

Maintained jointly with other sponsors linked to the provision of telecommunications services and destined for participants that had the status of beneficiaries on January 31, 2000, and also for the beneficiaries of the PBS-TCS Group, incorporated into the TCSPREV on December 31, 2001. According to a legal/actuarial appraisal, the Company’s liability is exclusively limited to future contributions.

PAMEC-BrT (Health-care Plan for Supplementary Pension Beneficiaries)
Medical assistance for retirees and pensioners linked with the PBT-BrT Group, which was incorporated into the TCSPREV on December 31, 2001.

Contributions Established for the Plans

TCSPREV

Contributions to this plan were maintained on the same basis as the original plans incorporated in 2001 for each group of participants, and were established based on actuarial studies prepared by independent actuaries according to regulations in force in Brazil, using the capitalization system to determine the costs. Currently contributions are made by the participants and the sponsor only for the internal groups PBS-TCS (defined benefit) and TCSPREV. In the TCSPREV group, the contributions are credited in individual accounts of each participant, equally by the employee and the Company, and the basic contribution percentages vary between 3% and 8% of the participant’s salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. In the case of the PBS-TCS group, the sponsor’s contribution in 2002 was 12% of the payroll of the participants, whilst the employees’ contribution varies according to the age, service time and salary. An entry fee may also be payable depending on the age of entering the plan. The sponsors are responsible for the

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 –  FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

cost of all administrative expenses and risk benefits. In 2002 contributions by the sponsor to the TCSPREV group represented on average 7.14% of the payroll of the plan participants.

PBS-A
Contributions may occur in case of accumulated deficit. As of December 31, 2002, the plan presented surplus.

PAMA

This plan is maintained with contributions of 1.5% on payroll of active participants linked to PBS plans, segregated and sponsored by several SISTEL sponsors. In the case of Brasil Telecom (group), the PBS-TCS was incorporated into the TCSPREV plan on December 31, 2001, and became an internal group of the plan.

PAMEC-BrT
Contributions for this plan were fully paid in July 1998, through a single allotment.

FUNDAÇÃO DOS EMPREGADOS DA CIA. RIOGRANDENSE DE TELECOMUNICAÇÕES -FCRT

The main purpose of the Company sponsoring FCRT is to maintain the supplementary retirement, pension and other provisions in addition to those provided by the official social security system to participants. The actuarial system for determining the plan’s cost and contributions is collective capitalization, valued annually by an independent actuary. On October 21, 2002, the BrTPREV defined contribution and settled benefits plan was introduced, aimed at active participants linked with the Company, self-sponsored and beneficiaries of FCRT.

Plans

BrTPREV

Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security. As of December 31, 2002, this plan was still receiving migrations from the Fundador and Alternative plans sponsored by the Company.

Fundador – Brasil Telecom and Alternative – Brasil Telecom
Defined contribution and settled benefits plan to provide supplementary social security benefits in addition to those of the official social security, now closed to the entry of new participants.

Contributions Established for the Plans

BrTPREV

The contributions to this plan are established based on actuarial studies prepared by independent actuaries according to the regulations in force in Brazil, using the capitalization system to determine the costs. Contributions are credited in individual accounts of each participant, the employee’s and Company’s contributions being equal, the basic percentage contribution varying between 3% and 8% of the participation salary, according to age. Participants have the option to contribute voluntarily or sporadically to the plan above the basic contribution, but without equal payments from the Company. The sponsor is responsible for the cost of administrative expenses and risk benefits. In 2002 contributions by the sponsor represented on average 1.32% of the payroll of the plan participants, whilst the average employee contribution was 1.34%. It should be stressed that

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 –  FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

these figures consider only contributions in November and December 2002, since the plan was recently implemented.

FUNDADOR – BRASIL TELECOM

The regular contribution by the sponsor in 2002 was an average of 9.04% of the payroll of plan participants, which contributed at variable rates according to age, service time and salary, the average rate in 2002 being 7.87%.

The technical reserve corresponding to the current value of the Company’s supplementary contribution must be amortized within the maximum established period of 20 years as from January 2000, according to Circular No. 66/SPC/GAB/COA from the Supplementary Pensions Department dated January 25, 2002. Of the maximum period established, 19 years still remain for complete settlement. The amortizing contributions in 2002 related with the actuarial deficit were equivalent on average to 29.3% of the participants’ payroll.

ALTERNATIVE-BRASIL TELECOM

The regular contribution by the sponsor in 2002 was on average 7.19% of the payroll of plan participants, which contributed at variable rates according to age, service time and salary, the average rate in 2002 being 6.77%. In this plan the participants also pay an entry fee depending on the age of entering the plan.

The rules applicable to settlement of the Fundador Plan are also applicable to the technical reserve to be amortized corresponding to the current value of the Company’s supplementary contribution. The amortizing contributions in 2002 related with the actuarial deficit were equivalent on average to 37.4% of the participants’ payroll.

Resolution CVM No. 371/2000

A valuation of the supplementary pension schemes sponsored by the Company was made on December 31, 2001, and an actuarial deficit of R$490,744 was found for the Fundador and Alternative plans administered by FCRT. At that time Brasil Telecom S.A. decided to recognize the entire deficit, as established in the above ruling, directly under shareholders’ equity, net of the corresponding taxes. The tax effect recognized in assets was R$162,362 (corporate income tax and social contribution tax) and the amount recorded in shareholders’ equity was R$328,382.

On December 31, 2002, after a new actuarial valuation of all the plans, it was found that the actuarial deficit of the plans that showed a deficit in the previous year had increased to R$501,840, which resulted in an increase in the liability recorded by the Company to the same amount, the difference being posted as a balancing item under income.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 –  FINANCIAL STATEMENTS – NOTES TO THE FINANCIAL STATEMENTS

Status of the Aforementioned Plans (SISTEL and FCRT), based on CVM Resolution No. 371/00

The data for the private pension schemes sponsored by the Company is presented below, valued on an actuarial basis on the balance sheet date:

FCRT				SISTEL

2002			2001	2002	2001

TOTAL OF THE PLANS	ALTERNATIVE AND FUNDADOR	BRTPREV	ALTERNATIVE AND FUNDADOR	TCSPREV

RECONCILIATION OF ASSETS AND LIABILITIES RECOGNIZED IN THE BALANCE SHEET
Actuarial liabilities with benefits granted	772,989	185,701	587,288	740,714	154,657	127,001
Actuarial liabilities with benefits to be granted	149,161	76,939	72,222	218,163	349,072	364,090
(=) Total present value of actuarial liabilities	922,150	262,640	659,510	958,877	503,729	491,091
Fair value of plan assets	(420,310)	(123,270)	(297,040)	(468,133)	(503,729)	(491,091)

(=) Net actuarial liability recognized in the balance sheet	501,840	139,370	362,470	490,744	—	—

CHANGES OF NET ACTUARIAL LIABILITY
Present value of actuarial liability - beginning of period	958,877	958,877	—	834,143	491,091	467,583
Cost of interest	14,210	14,210	—	87,584	—	—
Current service cost	12,717	12,543	174	53,241	30,752	31,614
Current service cost of the sponsor	3,090	3,009	81	46,106	16,247	18,049
Current service cost of the participants	9,627	9,534	93	7,135	14,505	13,565
Net benefits paid	(142,003)	(72,144)	(69,859)	(71,836)	(45,399)	(29,411)
Administrative cost of the plan	(5,029)	(5,029)	—	—	(5,386)	—
Transfer of commitments to BrTPREV	—	(729,195)	729,195	—	—	—
Actuarial (gain) or loss on actuarial liability	83,378	83,378	—	55,745	32,671	21,305

Present value of actuarial liability – end of period	922,150	262,640	659,510	958,877	503,729	491,091

Fair value of plan assets at the beginning of the period	468,133	468,133	—	428,782	491,091	449,054
Expected income from plan assets	—	—	—	103,260	—	—
Regular contributions received by the plan	13,412	13,238	174	35,451	30,490	31,614
Sponsor	3,785	3,705	80	27,575	15,985	18,049
Participants	9,627	9,533	94	7,876	14,505	13,565
Amortization contributions received from the sponsor	14,210	14,210	—	—	—	—
Other funds collected	1,125	790	335	—	—	—
Payment of benefits	(142,003)	(72,144)	(69,859)	(71,836)	(45,399)	(29,411)
Administrative expenses of the plan	(6,154)	(5,818)	(336)	(3,441)	(5,124)	(4,652)
Transfers to BrTPREV	—	(366,726)	366,726	—	—	—
Actuarial gains (losses) on plan assets	71,587	71,587	—	(24,083)	32,671	44,486

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Fair value of plan assets at the end of the period	420,310	123,270	297,040	468,133	503,729	491,091
(=) Value of net actuarial liability	501,840	139,370	362,470	490,744	—	—

EXPENSE RECOGNIZED IN THE INCOME STATEMENT
Current service cost (with interest)	12,717	12,543	174	34,710	30,752	31,614
Contributions from participants	(9,627)	(9,534)	(93)	(7,135)	(14,505)	(13,565)
Interest on actuarial liabilities	14,210	14,210	—	—	—	—
Actuarial losses (gains) recognized	11,791	11,791	—	—	—	—

Total expense recognized	29,091	29,010	81	27,575	16,247	18,049

PRINCIPAL ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	6%			6%	6%	6%
Total yield expected from plan assets	17.68% (Inflation + 6%)			6%	17.68%	6%
Estimated salary increase index	0%		N/A	1%	N/A
Administrative cost (loading)	8% of total contributions			15% of regular contributions	5%
Mortality table	UP84			UP84	AT 2000 M
Disability table	Álvaro Vindas			Álvaro Vindas	Álvaro Vindas
Mortality rate of disabled	IAPB 57			IAPB 57	IAPB 57
Turnover	—	Average 5%	N/A	Average 4%	N/A
Retirement age	—	Equal to INSS, Altern. 55	60	Equal to INSS, Altern. 55	60
Inflation rate	11.02% p.a.			4.5% p.a.	11.02% p.a.	4.5%p.a.

N/A = Not applicable

ADDITIONAL INFORMATION
a)	The position of the plan assets is for December 31, 2002.
b)	The individual record data used for TCSPREV is for 12/31/02 and for FCRT is for 12/01/2002, projected to 12/31/2002.
c)	The statistical records presented consider a family group of benefits as a single benefit.

SISTEL

PAMA		PAMEC		PBS-A

2002	2001	2002	2001	2002

RECONCILIATION OF ASSETS AND LIABILITIES
Present value of actuarial liabilities	59,499	52,749	844	710	430,459
Fair value of plan assets	59,499	(52,749)	(844)	(710)	(542,744)

(=) Net actuarial liability/(asset)	—	—	—	—	(112,285)

MOVEMENTS OF NET ACTUARIAL LIABILITY/(ASSET)
Present value of actuarial liability - beginning of period	52,749	51,830	710	625	412,664
Cost of interest	—		43	38	44,826
Current service cost	21	212	—	2	—
Current service cost of sponsor	21	212	—	2	—
Net benefits paid	(5,835)	(1,918)	(26)	(18)	(36,731)
Administrative cost of plan	(1,424)	(179)	(2)	(3)	—
Actuarial (gain) or loss on actuarial liability	13,988	2,804	119	66	9,700

Present value of actuarial liability – end of period	59,499	52,749	844	710	430,459

Net assets of plan at beginning of period	52,749	51,830	710	622	472,118
Expected income from plan assets	—	—	43	40	107,357
Regular contributions received by the plan	22	212	—	2	—
Sponsor	22	212	—	2	—
Payment of benefits	(5,835)	(1,918)	(26)	(18)	(36,731)
Administrative expenses of the plan	(1,425)	(179)	(2)	(3)	—

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Actuarial gains (losses) on plan assets	13,988	2,804	119	67	—
Fair value of plan assets at the end of the period	59,499	52,749	844	710	542,744
(=) Value of net actuarial liability	—	—	—	—	(112,285)[1]

(1) Unrecorded actuarial asset.

EXPENSE RECOGNIZED IN THE INCOME STATEMENT
Current service cost (with interest)	21	212	—	2	—

Total expense recognized	21	212	—	2	—

PRINCIPAL ACTUARIAL ASSUMPTIONS USED
Discount rate for actuarial liability	6%	6%	6%
Total yield expected from plan assets	17.68% (Inflation + 6%)	17,68%	14,45%
Estimated salary increase index	N/A	N/A	8,15%
Administrative cost (loading)	15%	15%	—
Mortality table	N/A	EB 7/75	UP 84
Disability table	N/A	Álvaro Vindas	N/A
Mortality rate of disabled	N/A	Exp. Ex. CAP	N/A
Starting age for benefits	Retired accord. to Pl. PBS-A	Retired accord. to Pl. PBT-BrT	N/A
Inflation rate	11.02% p.a.	11.02% p.a.	5% p.a.

N/A = Not applicable

ADDITIONAL INFORMATION
a)	The position of the plan assets is for December 31, 2002.
b)	The individual record data used for PAMA and PAMEC is for 12/31/02. For the PBS-A data for 09/30/02 was used, projected to 12/31/2002.
c)	The statistical records presented consider a family group of benefits as a single benefit.
d)	PBS-A is informed net of the plan’s administrative costs.

(B)	STOCK OPTION PLAN FOR OFFICERS AND EMPLOYEES

The Extraordinary Shareholders' Meeting held on April 28, 2000 approved the general plan to grant stock purchase options to officers and employees of the Company and its subsidiaries. The plan authorizes a maximum limit of 10% of the shares of each kind of Company stock. Shares derived from exercising options guarantee the beneficiaries the same rights granted to other Company shareholders. The administration of this plan was entrusted to a management committee appointed by the Supervisory Board, which decided the only to grant preferred stock options. The plan is divided into two separate programs:

Program A:

This program is granted as an extension of the performance objectives of the Company established by the Supervisory Board for a five-year period. Up to December 31 of 2002, no stock had been granted.

Program B:

The price of exercising the option is established based on the arithmetic average of the market price of 1000 shares for the last 20 trading sessions prior to granting the option, and will be monetary restated by the IGP-M between the date of signing the contracts and the payment date.

The right to exercise the option is given in the following way and within the following periods:
•	33% as from January 1, 2004
•	33% as from January 1, 2005
•	34% as from January 1, 2006

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

The acquisition periods can be anticipated as a result of the occurrence of events or special conditions established in the option contract. Options not exercised up to December 31, 2008 will expire without compensation.

The information related with the general plan to grant stock options is summarized below:

	2002

	Preferred stock options (thousand)	Average exercise price – R$

Balance as of 12/31/2001	—	—
Granted	622,364	11.34
Balance as of 12/31/2002	622,364	11.34

	(C)	OTHER BENEFITS TO EMPLOYEES

Other benefits are granted to employees, such as: health care/dental care, meal allowance, group life insurance, occupational accident allowance, sickness allowance, transportation allowance, and other.

7.	PROVISIONS FOR CONTINGENCIES

The Company periodically performs an assessment of its contingency risks, and also reviews of its lawsuits taking into consideration the legal, economic and accounting aspects. The assessment of these risks aims at classifying them according to the chances of unfavorable outcome among the alternatives of probable, possible or remote, taking into account, as applicable, the opinion of the legal counselors.

For those contingencies the risks of which are classified as probable, provisions are recognized.  Contingencies classified as possible or remote are discussed in this note. In certain situations, due to legal requirements or precautionary measures, judicial deposits are made to guarantee the continuity of the cases in litigation. These lawsuits are in progress in various courts, including administrative, lower, and higher courts.

Labor Claims

The provision for labor claims includes an estimate by the Company’s management, supported by the opinion of its legal counselors, of the probable losses related to lawsuits filed by former employees of the Company and of service providers.

Tax Suits

The provision for tax contingencies refers principally to matters related to tax collections due to differences in interpretation of the tax legislation by Brasil Telecom (Group) counselors and the tax authorities. These differences, if interpreted in favor of the Company, could represent future gains. Taxes to be ratified in the future by the tax authorities are subject to complete extinction of the tax liability on expiry of the limitation period.

Civil Suits

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

The provision for civil contingencies refers to cases related to contractual adjustments arising from Federal Government economic plans, and other cases.

Classification by Degree of Risk

Contingencies with a Probable Risk

Contingencies classified as having a probable risk of loss, for which provisions are recorded under liabilities, have the following balances:

	PARENT COMPANY

NATURE	2002	2001

LABOR	316,334	320,337
TAX	11,905	7,871
CIVIL	60,985	50,270

TOTAL	389,224	378,478

CURRENT	3,232	63,403
NONCURRENT	385,992	315,075

Contingencies with a Possible Risk

The position of contingencies with degrees of risk considered to be possible, and therefore not recorded in the accounts, is the following:

	PARENT COMPANY

NATURE	2002	2001

LABOR	440,798	323,467
TAX	570,460	402,610
CIVIL	253,771	102,761

TOTAL	1,265,029	828,838

Contingencies with a Remote Risk

In addition to the claims mentioned, there are also contingencies considered to be of a remote risk to the amount of R$717,097 (R$500,519 in 2001).

The judicial deposits related with contingencies and contested taxes (suspended demand) are described in Note 21.

8.	SHAREHOLDERS’ EQUITY

Capital

The Company is authorized to increase its capital by means of a resolution of the Supervisory Board to a total limit of 560,000,000,000 (five hundred and sixty billion) common or preferred shares, observing the legal limit of 2/3 (two thirds) for the issue of preferred shares without voting rights.

By means of a resolution of the General Shareholders' Meeting or the Supervisory Board, the Company's capital can be increased by the capitalization of retained earnings or prior reserves allocated by the General Shareholders' Meeting. Under these conditions the capitalization can be effected without modifying the number of shares.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

The capital is represented by common and preferred stock, with no par value, and it is not mandatory to maintain the proportion between the shares in the case of capital increases.

By means of a resolution of the General Shareholders' Meeting or the Supervisory Board, preference rights can be excluded for the issue of shares, subscription bonuses or debentures convertible into shares in the cases stipulated in art. 172 of Corporation Law.

The preferred shares do not have voting rights, except in the cases specified in the paragraphs 1 to 3 of art. 12 of the bylaws, but are assured priority in receiving the minimum non-cumulative dividend of 6% per annum, calculated on the amount resulting from dividing the capital by the total number of Company shares, or, as from 2002, 3% per annum calculated on the amount resulting from dividing the net book shareholders' equity by the total number of Company shares, whichever is greater.

Subscribed and paid-up capital as of the balance sheet date is R$3,335,770 (R$3,296,179 as of December 31, 2001) represented by shares without par value as follows:

	In thousand of shares

TYPE OF SHARES	Total of Shares		Shares held in treasury		Outstanding shares

	2002	2001	2002	2001	2002	2001

Common	243,564,130	237,165,397	—	—	243,564,130	237,165,397
Preferred	295,569,090	295,569,091	3,548,760	2,351,322	292,020,330	293,217,769

TOTAL	539,133,220	532,734,488	3,548,760	2,351,322	535,584,460	530,383,166

	2002	2001

BOOK VALUE PER THOUSAND OUTSTANDING SHARES (R$)	13.00	12.94

Treasury stock

In the calculation of the book value per thousand shares, were deducted 3,548,760 thousand preferred shares held in treasury (2,351,322 thousand on 12/31/01). These shares held in treasury are derived from two separate events:

Company Merger

The Company is holding in treasury preferred stock acquired in the first half of 1998 by the former Companhia Riograndense de Telecomunicações - CRT, the company that was merged by Brasil Telecom S.A. on December 28, 2000. Since the merger, the company has only placed shares in circulation to comply with judicial rulings as a result of ownership claims from the original subscribers of the merged company. The amount originally paid in this case is considered as a cost of replacement, according to the control made by the Company, considering the outgoings for the older acquisitions to the more recent.

The average acquisition cost originally represented at CRT an amount of R$1.24 per share. With the swap ratio of the stock as a result of the merger process, each CRT share was swapped for 48.56495196 shares of Brasil Telecom S.A., resulting in an average cost of R$0.026 for each treasury share.

The movements of treasury stock derived from the merged company were the following:

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

	2002		2001

	Preferred shares (thousands)	Amount	Preferred shares (thousands)	Amount

Opening balance	2,351,322	60,124	2,904,030	74,572
Number of shares replaced in circulation	(783,362)	(21,147)	(552,708)	(14,448)
Closing balance	1,567,960	38,977	2,351,322	60,124

The retained earnings account represents the origin of the funds invested in acquiring the stock held in treasury.

Stock Repurchase Program – Relevant Fact on 10/01/02

On October 1, 2002, the Company's Supervisory Board approved a proposal to repurchase preferred stock issued by the Company, for holding in treasury or cancellation or subsequent sale, under the following terms and conditions: (i) the retained earnings account represented the origin of the funds invested in purchasing the stock; (ii) the authorized quantity for the repurchase of Company stock for holding in treasury was limited to 18,078,192 thousand preferred shares, corresponding to a 10% limit of common and preferred shares outstanding; and (iii) the period determined for the acquisition was three months as from 10/02/02.

The quantity purchased was 1,980,800 thousand preferred shares, the average weighted, minimum and maximum costs being R$11.02, R$10.55 and R$11.26 per share respectively. O total amount paid was R$21,836, to which R$16 was added for brokerage and other fees.

None of the preferred shares acquired were sold during the 2002 financial year.

On December 31, 2002, the Company's common stock was quoted on the BOVESPA at R$11.30 per thousand shares. The total quantity of preferred shares held in treasury as a result of the merger of CRT and the stock repurchase program approved on October 1, 2002, was 3,548,760 thousand, representing R$40.101 quoted at the market value on that date.

The Company maintains the balance of treasury stock in a separate account. For presentation purposes, the value of the treasury stock is deducted from the reserves that gave rise to it, and is presented as follows:

	CAPITAL RESERVES	RETAINED EARNINGS

	2002	2002	2001

RESERVES THAT GAVE RISE TO THE TREASURY STOCK	1,613,306	1,802,844	1,729,730
TREASURY STOCK	(21,852)	(38,977)	(60,124)
BALANCE OF RESERVES NET OF TREASURY STOCK	1,591,454	1,763,867	1,669,606

Capital Reserves

Capital reserves are recognized in accordance with the following practices:

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Reserve for Premium on Subscription of Shares: results from the difference between the amount paid on subscription and the portion allocated to capital.

Special Goodwill Reserve: represents the net value of the contra entry of the goodwill recorded in deferred charges as provided by CVM Instructions No. 319/99 and 320/99. When the corresponding tax credits are used, the reserve is capitalized, annually, in the name of the controlling shareholder, observing the preemptive rights of the other shareholders.

Reserve for Donations and Subsidies for Investments: made as a result of donations and subsidies received, the contra entry for which represents an asset received by the Company.

Reserve for Special Monetary Restatement as per Law 8.200/91: made as a result of special monetary restatement adjustments to compensate the distortions in the monetary restatement indices prior to 1991.

Other Capital Reserves: formed by the contra entry to interest on work in progress up to 12/31/98 and funds invested in income tax incentives.

Profit Reserves

The profit reserves are recognized in accordance with the following practices:

Legal Reserve: allocation of five percent of the annual net income, up to twenty percent of paid-up capital or thirty percent of capital plus capital reserves. The Legal Reserve is only used to increase capital or to offset losses.

Retained Earnings

Comprises the remaining balances of net income, adjusted under the terms of article 202 of Law 6,404/76, or by the recording of adjustments from prior years, if applicable

Dividends and Interest on Capital

The dividends are calculated in accordance with Company bylaws and corporate law.  Mandatory minimum dividends are calculated in accordance with article 202 of Law 6,404/76 and the preferred or priority dividends are calculated in accordance with Company bylaws.

Mandatory Minimum Dividends calculated in accordance with article 202 of Law 6,404/76

	2002	2001

NET INCOME	440,117	281,243
PLUS
AMORTIZATION OF PREMIUM ON MERGER, NET OF TAX	124,014	124,014

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

LESS
ALLOCATION TO LEGAL RESERVE	(22,006)	(14,062)
ADJUSTED NET INCOME	542,125	391,195
25% OF ADJUSTED NET INCOME	135,531	97,799

Priority Dividends and Dividends for Common Shares in identical conditions

	2002	2001

	3% OF SHAREHOLDERS’ EQUITY	6% OF CAPITAL

COMMON	99,432	88,045
PREFERRED	119,214	108,853

TOTAL	218,646	196,898

Interest on capital Credited - JSCP

The Company credited interest on capital to its shareholders according to the stock position on the date of each credit made during the financial year. The interest on capital credited was allocated to dividends, net of withholding tax, on the closing date of the financial year, as a proposal for the allocation of income to be submitted for approval by the general shareholders' meeting.

	2002	2001

INTEREST ON CAPITAL– JSCP – CREDITED	324,650	231,700
COMMON STOCK	147,316	103,608
PREFERRED STOCK	177,334	128,092
WITHHOLDING TAX (IRRF)	(48,698)	(34,755)
JSCP NET	275,952	196,945

Allocation of Interest on capital to the Compulsory Dividend calculated in accordance with Art. 202 of Law 6,404/76

	2002	2001

INTEREST ON CAPITAL, NET OF IRRF	275,952	196,945
LESS
MINIMUM COMPULSORY DIVIDEND (ART. 202)	(135,531)	(97,799)
ADDITIONAL INTEREST TO MINIMUM COMPULSORY DIVIDEND	140,421	99,146

TOTAL REMUNERATION PER THOUSAND SHARES (IN REAIS)	2002	2001

COMMON	0.514109	0.371326
PREFERRED	0.514109	0.371326

Total remuneration of the shareholders is based on the distribution of interest on capital, the value of which net of withholding tax exceeded the amount of the compulsory dividend, and also exceeded the amount of the priority dividend and dividend on common stock calculated under equal conditions.

Remaining Balance of Net Income

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

The remaining balance of net income for the year, adjusted according the terms of art. 202 of Law 6404/76, amounting to R$93,461 (R$35,481 in 2001) is recorded in the retained earnings account and will be allocated to financing the Company’s capital expenditure budget, to a minimum amount of R$1,821,945 in the 2003 financial year, to cover the investment plan to satisfy the targets established in the concession contracts. The sources of additional funds are those generated by Company operations and third party funds to the extent that they become necessary.

9.	OPERATING REVENUE FROM TELECOMMUNICATIONS SERVICES

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

LOCAL SERVICE	5,912,818	5,273,536	5,912,818
Activation fees	32,639	70,393	32,639
Basic subscription	2,656,631	2,218,784	2,656,631
Measured service charges	1,314,781	1,314,638	1,314,781
Fixed to mobile calls – VC1	1,791,763	1,548,435	1,791,763
Rent	5,217	8,495	5,217
Other	111,787	112,791	111,787
LONG DISTANCE SERVICES	1,748,784	1,342,006	1,748,784
Inter-Sectorial Fixed	1,028,975	806,219	1,028,975
Intra-Regional Fixed (Inter-Sectorial)	334,081	278,176	334,081
Fixed to mobile calls - VC2 and VC3	385,134	256,893	385,134
International	594	718	594
INTERCONNECTION (USE OF THE NETWORK)	785,805	789,586	785,805
Fixed-Fixed	607,106	613,213	607,106
Mobile-Fixed	178,699	176,373	178,699
LEASE OF MEANS	235,503	204,757	235,503
PUBLIC TELEPHONE	341,766	274,218	341,766
DATA COMMUNICATIONS	528,623	324,690	504,979
SUPPLEMENTARY, INTELLIGENT NETWORK AND ADVANCED TELEPHONY SERVICES	279,322	216,509	278,761
OTHER MAIN BUSINESS SERVICES	1,333	—	6,385
OTHER	24,879	33,194	24,879
GROSS OPERATING REVENUE	9,858,833	8,458,496	9,839,680
TAXES ON GROSS REVENUE	(2,662,510)	(2,200,580)	(2,670,871)
OTHER DEDUCTIONS FROM GROSS REVENUE	(97,441)	(99,508)	(97,441)
NET OPERATING REVENUE	7,098,882	6,158,408	7,071,368

10.	COST OF SERVICES RENDERED

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

PERSONNEL	(144,052)	(185,843)	(144,581)
MATERIALS	(78,759)	(91,746)	(78,760)
THIRD-PARTY SERVICES	(530,461)	(429,245)	(531,387)
INTERCONNECTION	(1,526,452)	(1,260,042)	(1,526,452)
RENT, LEASING AND INSURANCE	(167,760)	(171,623)	(219,734)
CONNECTION MEANS	(15,119)	(17,618)	(13,175)
FISTEL	(11,230)	(8,733)	(11,230)
DEPRECIATION AND AMORTIZATION	(1,917,784)	(1,820,743)	(1,917,784)

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

OTHER	(3,529)	(3,584)	(3,529)

TOTAL	(4,395,146)	(3,989,177)	(4,446,632)

11.	SELLING EXPENSES

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

PERSONNEL	(109,048)	(135,766)	(109,949)
MATERIALS	(1,794)	(3,373)	(2,050)
THIRD-PARTY SERVICES	(444,168)	(251,082)	(368,906)
RENT, LEASING AND INSURANCE	(12,568)	(3,735)	(12,689)
PROVISION FOR DOUBTFUL ACCOUNTS	(10,128)	(88,280)	(10,203)
LOSSES ON ACCOUNTS RECEIVABLE	(253,005)	(235,421)	(253,313)
DEPRECIATION AND AMORTIZATION	(4,336)	(4,531)	(4,336)
OTHER	(308)	(368)	(307)

TOTAL	(835,355)	(722,556)	(761,753)

12.	GENERAL AND ADMINISTRATIVE EXPENSES

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

PERSONNEL	(134,665)	(143,133)	(135,821)
MATERIALS	(4,461)	(8,453)	(4,475)
THIRD-PARTY SERVICES	(337,856)	(326,368)	(339,949)
RENT, LEASING AND INSURANCE	(69,091)	(57,454)	(63,254)
DEPRECIATION AND AMORTIZATION	(79,474)	(44,013)	(80,541)
OTHER	(1,284)	(1,524)	(1,287)

TOTAL	(626,831)	(580,945)	(625,327)

13.	OTHER OPERATING INCOME (EXPENSES)

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

TECHNICAL AND ADMINISTRATIVE SERVICES	34,940	31,037	34,630
INFRASTRUCTURE RENT--OTHER TELECOM COMPANIES	36,206	27,006	36,146
FINES	67,910	55,372	67,891
RECOVERED TAXES AND EXPENSES	27,293	21,597	27,293
WRITE OFF OF REVENUE IN THE PROCESS OF CLASSIFICATION	24,255	26,768	24,255
PRESCRIBED DIVIDENDS	6,468	19,162	6,468
DIVIDENDS ON INVESTMENTS VALUED AT ACQUISITION COST	2,133	2,237	2,133
GAINS/LOSSES ON MAINTENANCE SUPPLIES SALES	2,982	(1,337)	2,982
PERSONNEL DISMISSAL PROGRAM	(3,295)	(98,173)	(3,295)
TAXES (OTHER THAN ON GROSS REVENUE, INCOME AND SOCIAL CONTRIBUTION TAXES)	(22,494)	(16,394)	(22,496)
DONATIONS AND SPONSORSHIPS	(26,642)	(17,498)	(26,657)
CONTINGENCIES – PROVISION/REVERSAL	(29,159)	(8,015)	(29,159)
REVERSAL OF OTHER PROVISIONS	9,586	14,218	9,830
COMPENSATION FOR TELEPHONE SERVICES	(308)	(9,416)	(308)
LABOR SEVERANCE PAYMENTS	(667)	(1,549)	(667)
COURT COSTS	(1,981)	(749)	(1,981)

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

WRITE-OFF OF ADVANCES AND OTHER CREDITS	(6,727)	(19,842)	(6,727)
WRITE-OFF OF INTERCONNECTION AMOUNTS	—	(74,963)	—
WRITE-OFF OF AMOUNTS FOR LEASE OF MEANS	—	(5,960)	—
OTHER INCOME/EXPENSES	(1,895)	(271)	(1,842)
TOTAL	118,605	(56,770)	118,496

14.	FINANCIAL INCOME (EXPENSES), NET

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

FINANCIAL INCOME	199,508	178,120	201,631
LOCAL CURRENCY	168,669	140,515	170,792
ON RIGHTS IN FOREIGN CURRENCY	30,839	37,605	30,839
FINANCIAL EXPENSES	(1,144,794)	(646,177)	(1,145,181)
LOCAL CURRENCY	(667,438)	(287,747)	(667,743)
ON LIABILITIES IN FOREIGN CURRENCY	(152,706)	(126,730)	(152,788)
INTEREST ON CAPITAL	(324,650)	(231,700)	(324,650)
TOTAL	(945,286)	(468,057)	(943,550)

The interest on capital was reversed in the statement of income and deducted from retained earnings, in shareholders’ equity, in accordance with CVM Resolution  207/96.

15.	NONOPERATING INCOME (EXPENSES)

	PARENT CONSOLIDATED	COMPANY

	2002	2001

AMORTIZATION OF GOODWILL ON MERGER	(124,015)	(124,015)
PROVISION/REVERSAL REALIZABLE VALUE AND FIXED ASSET LOSSES	(15,794)	(11,416)
GAIN (LOSS) ON PERMANENT ASSET DISPOSALS	(3,075)	1,875
INVESTMENT GAINS (LOSSES)	(2,754)	(9,857)
PROVISION/REVERSAL FOR INVESTMENT LOSSES	6,928	1,677
TOTAL	(138,710)	(141,736)

16.	INCOME AND SOCIAL CONTRIBUTION TAXES

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

INCOME BEFORE TAXES AND AFTER EMPLOYEE PROFIT SHARING	227,659	143,950	226,893
EXPENSE RELATED TO SOCIAL CONTRIBUTION TAX(9%)	20,489	12,956	20,420
PERMANENT ADDITIONS	11,619	29,889	11,486
PERMANENT EXCLUSIONS	(849)	(19,306)	(849)
RATE ADJUSTMENT ON DEFERRED AMOUNTS	(7,797)	3,915	(7,797)
SOCIAL CONTRIBUTION TAX EXPENSE IN THE STATEMENT OF INCOME	23,462	27,454	23,260
INCOME TAX EXPENSE (10%+15%=25%)	56,915	35,988	56,723
PERMANENT ADDITIONS	37,284	84,196	36,912
PERMANENT EXCLUSIONS	(3,344)	(53,952)	(3,344)
TAX INCENTIVES	(2,680)	(3,625)	(2,680)
OTHER	555	4,346	555
INCOME TAX EXPENSE IN THE STATEMENT OF INCOME	88,730	66,953	88,166
INCOME AND SOCIAL CONTRIBUTION TAX EXPENSES IN THE STATEMENT OF INCOME	112,192	94,407	111,426

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

THE STATEMENT OF INCOME

Income and social contribution taxes are recognized on the accrual basis of accounting. Temporary differences are deferred. The effective rate of these taxes differs from the nominal rate, principally as a result of permanent additions and deductions.

17.	CASH AND CASH EQUIVALENTS

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

CASH	2	24	2	24
BANKS	62,406	25,413	62,666	25,438
TEMPORARY CASH INVESTMENTS	1,315,024	305,821	1,360,231	305,901
TOTAL	1,377,432	331,258	1,422,899	331,363

Temporary cash investments represent amounts invested in portfolios managed by financial institutions and refer to federal bonds with average yield equivalent to interbank deposit rates (DI CETIP – CDI) plus exchange variation and interest of around 28% p.a. The funds linked to the variation in exchange rate represent 12.7% of total Company investments and 12.6% in the consolidated.

Cash Flow Statement

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

OPERATIONS
NET INCOME FOR THE PERIOD	440,117	281,243	440,117	281,243
INCOME ITEMS THAT DO NOT AFFECT CASH FLOW	3,079,165	2,416,838	3,079,855	2,416,838
Depreciation and amortization	2,001,594	1,998,465	2,002,662	1,998,465
Losses on accounts receivable from services	253,005	235,421	253,313	235,421
Provision for doubtful accounts	10,128	88,280	10,202	88,280
Provision for contingencies	17,188	12,972	17,188	12,972
Deferred taxes	42,039	43,345	42,039	43,345
Amortization of premium paid on the acquisition of investments	124,015	129,182	124,015	129,182
Income from writing off permanent assets	33,322	13,108	33,322	13,108
Financial charges	619,789	346,498	644,205	346,498
Equity gain (loss)	1,501	—	—	—
Other expenses/income	(23,416)	(450,433)	(47,091)	(450,433)
CHANGES IN SHAREHOLDERS’ EQUITY	(602,772)	(657,023)	(420,878)	(666,253)
CASH FLOW FROM OPERATIONS	2,916,510	2,041,058	3,099,094	2,031,828

FINANCING
Dividends/interest on equity paid during the period	(189,670)	(183,891)	(189,670)	(183,891)
Loans and financing	291,288	737,150	291,288	737,150
Loans obtained	1,249,898	1,986,714	1,249,898	1,986,714
Loans paid	(436,991)	(728,159)	(436,991)	(728,159)
Interest paid	(521,619)	(521,405)	(521,619)	(521,405)
Increase in shareholders’ equity	554	—	554	—
Stock repurchase	(21,852)	—	(21,852)	—
Other cash flow from financing	—	(4,527)	—	(1,160)
CASH FLOW FROM FINANCING	80,320	548,732	80,320	552,099

INVESTMENTS
Short-term financial investments	(2,202)	(3,140)	(7,471)	(3,140)
Providers of investments	(257,879)	402,251	(255,895)	402,251

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Income obtained from the sale of permanent assets	24,416	(17,311)	24,416	(17,311)
Investments in permanent assets	(1,635,724)	(3,445,540)	(1,840,138)	(3,439,572)
Other cash flow from investments	(79,267)	3,566	(8,790)	3,566
CASH FLOW FROM INVESTMENTS	(1,950,656)	(3,060,174)	(2,087,878)	(3,054,206)
CASH FLOW FOR THE PERIOD	1,046,174	(470,384)	1,091,536	(470,279)

CASH AND CASH EQUIVALENTS
Closing balance	1,377,432	331,258	1,422,899	331,363
Opening balance	331,258	801,642	331,363	801,642
VARIATION IN CASH AND CASH EQUIVALENTS	1,046,174	(470,384)	1,091,536	(470,279)

18.	TRADE ACCOUNTS RECEIVABLE

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

UNBILLED AMOUNTS	572,453	474,626	572,453
BILLED AMOUNTS	1,129,874	899,876	1,124,166
ALLOWANCE FOR DOUBTFUL ACCOUNTS	(153,693)	(143,565)	(153,768)
TOTAL	1,548,634	1,230,937	1,542,851

CURRENT	963,403	776,696	956,109
PAST DUE - 01 TO 30 DAYS	327,472	287,337	327,993
PAST DUE - 31 TO 60 DAYS	119,563	107,760	120,040
PAST DUE - 61 TO 90 DAYS	66,950	64,847	67,404
PAST DUE - 69 TO 120 DAYS	53,122	49,174	53,220
PAST DUE – OVER 120 DAYS	171,817	88,688	171,853

19.	LOANS AND FINANCING - ASSETS

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

LOANS AND FINANCING	8,079	5,791	13,349
TOTAL	8,079	5,791	13,349
CURRENT	1,525	622	6,795
NONCURRENT	6,554	5,169	6,554

The loans and financing credits refer mainly to funds advanced by the producer of telephone directories and against the sale of fixed assets to other telephone companies. The income is linked to the variation in the IGP-DI and the IPA-OG/Industrial Products of Column 27 by Fundação Getúlio Vargas - FGV, respectively.

20.	DEFERRED AND RECOVERABLE TAXES

Deferred income and social contribution taxes

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

SOCIAL CONTRIBUTION TAX
DEFERRED SOCIAL CONTRIBUTION TAX on:
Negative calculation base	—	—	173

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Provision for contingencies	34,967	30,912	34,967
Allowance for doubtful accounts	13,832	12,921	13,839
Provision for employee profit sharing	3,012	3,800	3,035
Goodwill on CRT acquisition	49,698	61,215	49,698
Provision for pension plan actuarial insufficiency coverage	45,166	39,676	45,166
Other provisions	5,131	6,429	5,131
SUBTOTAL	151,806	154,953	152,009
INCOME TAX
DEFERRED INCOME TAX on:
Tax loss carryforwards	—	—	479
Provision for contingencies	97,130	94,620	97,130
Allowance for doubtful accounts	38,423	35,891	38,442
Provision for employee profit sharing	7,407	10,555	7,472
ICMS – 69/98 Agreement	28,650	22,388	28,650
Goodwill on CRT acquisition	138,051	185,383	138,051
Provision for pension plan actuarial insufficiency coverage	125,460	122,686	125,460
Provision for COFINS/CPMF suspended collection	12,294	10,949	12,294
Other provisions	14,401	16,679	14,401
SUBTOTAL	461,816	499,151	462,379
TOTAL	613,622	654,104	614,388
CURRENT	172,178	183,940	172,944
NONCURRENT	441,444	470,164	441,444

The periods during which the deferred tax assets corresponding to income tax and social contribution on net income (CSLL) are expected to be realized are given below, which are derived from temporary differences between book income according on the accrual basis and taxable income. The realization periods are based on a technical study using forecast future taxable income, generated in financial years when the temporary differences will become deductible expenses for tax purposes. This asset is maintained according to the requirements of CVM Instruction 371/02, a technical study having been approved by the executive and supervisory reports and examined by the fiscal council.

	PARENT COMPANY	CONSOLIDATED

2003	172,178	172,944
2004	102,596	102,596
2005	109,526	109,526
2006	38,225	38,225
2007	36,063	36,063
2008 - 2010	74,897	74,897
2011 - 2012	17,000	17,000
After 2012	63,137	63,137
TOTAL	613,622	614,388
CURRENT	172,178	172,944
NONCURRENT	441,444	441,444

The recoverable amount foreseen after the year 2012 is result of a provision to cover an actuarial insufficiency of FCRT, the liability for which is being settled financially according to the maximum period established by the Supplementary Pensions Department (SPC), which is 19 years. Despite the time limit stipulated by the SPC and according to the estimated future taxable income, the Company will be able to recover the amount by offsetting by the year 2007 if it decides to fully anticipate settlement of the debt.

Other Tax Carryforwards

PARENT COMPANY	CONSOLIDATED

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

	2002	2001	2002	2001

INCOME TAX	14,077	17,602	14,249	17,602
SOCIAL CONTRIBUTION TAX	1,448	10,017	1,448	10,017
ICMS (state VAT)	337,975	290,611	338,050	290,611
COFINS (tax on revenue)	—	728	4	730
PIS (tax on revenue)	—	158	1	159
OTHER	3,644	2,599	3,644	2,599
TOTAL	357,144	321,715	357,396	321,718
CURRENT	140,863	126,082	141,114	126,085
NONCURRENT	216,281	195,633	216,282	195,633

21.	JUDICIAL DEPOSITS

Balances of judicial deposits related with contingencies and contested taxes (suspended demand):

	PARENT COMPANY CONSOLIDATED

NATURE OF RELATED LIABILITIES	2002	2001

LABOR	153,743	102,920
CIVIL	4,613	14,307
TAX
CHALLENGED TAXES - ICMS 69/98 AGREEMENT	114,406	90,820
OTHER	59,326	48,666
TOTAL	332,088	256,713
CURRENT	724	58,663
NONCURRENT	331,364	198,050

22.	OTHER ASSETS

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

RECEIVABLES FROM OTHER TELECOM COMPANIES	47,515	27,519	47,515	27,519
ADVANCES TO SUPPLIERS	46,418	35,957	47,795	49,062
CONTRACTUAL GUARANTEES AND RETENTIONS	15,787	15,787	15,787	15,787
ADVANCES TO EMPLOYEES	30,477	26,112	30,538	26,200
RECEIVABLES FROM SALE OF ASSETS	7,032	3,823	7,032	3,823
PREPAID EXPENSES	48,841	36,072	48,842	36,073
ASSETS FOR SALE	2,412	10,753	2,412	10,753
TAX INCENTIVES	14,473	14,473	14,473	14,473
COMPULSORY DEPOSITS	1,750	—	1,750	—
OTHER	12,002	3,985	12,002	3,910
TOTAL	226,707	174,481	228,146	187,600
CURRENT	157,665	135,123	159,104	148,242
NONCURRENT	69,042	39,358	69,042	39,358

23.	INVESTMENTS

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

INVESTMENT CARRIED UNDER THE EQUITY METHOD	26,840	18,341	—	—
INTERESTS VALUED AT ACQUISITION COST	75,147	42,998	85,147	42,998
TAX INCENTIVES (NET OF ALLOWANCE FOR LOSSES)	26,722	25,537	26,722	25,537
OTHER INVESTMENTS	350	350	350	350
TOTAL	129,059	87,226	112,219	68,885

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Investments carried under the equity method: comprise the Company’s ownership interest in its subsidiaries BrT Serviços de Internet S.A. and Brasil Telecom Celular S.A.,the principal data of which are as follows:

	BrTI	BrT Celular

SHAREHOLDERS’ EQUITY	26,840	R$ 100,00
CAPITAL	28,341	R$ 100,00
BOOK VALUE PER SHARE (R$)	947,03	1,00
NET INCOME	(1,501)	—
NUMBER OF SHARES HELD BY COMPANY
COMMON SHARES	28,341	1
OWNERSHIP% IN SUBSIDIARY’S CAPITAL
IN TOTAL CAPITAL	100%	100%
IN VOTING CAPITAL	100%	100%
EQUITY PICKUP GAIN/ (LOSS) IN 2002	(1,501)	—

Interests Valued at Acquisition Cost: correspond to minority interests, highlighting the interest in VANT amounting to R$36,018 in 2002 (R$3,870 in 2001), and in the consolidated statements, a further R$10,000 invested in 2002 by BrTI in iBEST. The interests obtained by converting shares or capital quotas of the tax incentive investments in the FINOR/FINAM regional programs, the Incentive Law for Information Technology Companies and the Audiovisual Law are also included. The amount is predominantly composed of shares of other telecommunications companies located in the regions covered by the regional incentives.

Tax incentives: arise from investments in FINOR/FINAM and audiovisual funds, originated in the investment of allowable portions of income tax due. The allocation of income tax due to Audiovisual funds resulted in tax savings of  R$1,005 (R$1,511 related with Audiovisual projects in 2001).

Other investments: are related to collected cultural assets.

24.	PROPERTY, PLANT AND EQUIPMENT

	PARENT COMPANY

	2002				2001

NATURE	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value

WORK IN PROGRESS	—	1,034,495	—	1,034,495	2,734,278
PUBLIC SWITCHING EQUIPMENT	20%	5,702,977	(4,369,955)	1,333,022	1,440,467
EQUIP. AND TRANSMISSION MEANS	5% a 20%	10,802,966	(6,673,770)	4,129,196	3,519,540
TERMINATION	20%	459,223	(356,559)	102,664	112,709
DATA COMMUNICATION EQUIPMENT	20%	614,952	(202,284)	412,668	97,697
BUILDINGS	4%	886,599	(463,156)	423,443	407,185
INFRASTRUCTURE	4% a 20%	3,282,844	(1,453,419)	1,829,425	1,599,521
ASSETS FOR GENERAL USE	5% a 20%	625,986	(365,136)	260,850	184,014
LAND	—	84,769	—	84,769	89,909
OTHER ASSETS	5% a 20%	388,007	(152,399)	235,608	148,580
TOTAL		23,882,818	(14,036,678)	9,846,140	10,333,900

According to the STFC concession contracts, the Company assets that are indispensable to providing the service and qualified as “reversible assets” at the time of expiry of the concession will

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

automatically revert to ANATEL, the Company being entitled to the right to the compensation stipulated in the legislation and the corresponding contracts.

	CONSOLIDATED

	2002				2001

NATURE	Annual depreciation rates	Cost	Accumulated depreciation	Net book value	Net book value

WORK IN PROGRESS	—	1,209,507	—	1,209,507	2,734,278
PUBLIC SWITCHING EQUIPMENT	20%	5,702,977	(4,369,955)	1,333,022	1,440,467
EQUIP. AND TRANSMISSION MEANS	5% a 20%	10,802,966	(6,673,770)	4,129,196	3,519,540
TERMINATION	20%	459,235	(356,561)	102,674	112,709
DATA COMMUNICATION EQUIPMENT	20%	614,952	(202,284)	412,668	97,697
BUILDINGS	4%	886,599	(463,156)	423,443	407,185
INFRASTRUCTURE	4% a 20%	3,282,844	(1,453,419)	1,829,425	1,599,545
ASSETS FOR GENERAL USE	5% a 20%	626,162	(365,154)	261,008	184,014
LAND	—	84,769	—	84,769	89,909
OTHER ASSETS	5% a 20%	407,156	(152,399)	254,757	148,580
TOTAL		24,077,167	(14,036,698)	10,040,469	10,333,924

Rent Expenses

The Company rents properties, posts, passage through third-party land areas (roads), equipment and connection means, formalized through several contracts, which mature on different dates. Some of these contracts are intrinsically related to the provision of services and are long-term agreements. Total rent expenses related to such contracts amount to R$157,703 (R$164,814 in 2001) for the Company and R$157,555 for the consolidated.

Leasing

The Company has lease contracts for information technology equipment. This type of leasing is also used for aircraft to be used in consortium with other companies. The participation in the consortium is 54.4% for the Company.  Leasing expenses recorded in 2002 amounted to R$44,664 (R$40,131 in 2001).

At year end, the balance of payables due to lease contracts, per year of disbursement, is as follows:

	PARENT COMPANY	CONSOLIDATED

	2002	2001

2002	—	43,259
2003	37,382	36,288
2004	14,117	13,985
2005	5,617	5,326
2006	5,730	5,326
2007	5,814	5,326
2008	5,843	5,326
2009 and after	5,927	5,057
TOTAL MINIMUM PAYMENTS TO BE MADE	80,430	119,893

Information technology equipment contracts are valid for an average period of 35 months and are subject to interest rates ranging from 16% to 27% p.a., for contracts in local currency and the dollar rate variation plus interest of 12.3% in cases of contracts in foreign currency. For aircraft leased in consortium the average period is 40 months and payments are linked to the dollar rate variation, plus LIBOR and interest of 2.95% p.a.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Insurance

An insurance policy program is maintained for covering reversible assets and loss of profits as established in the Concession Contract with the government. Insurance expenses in 2002 were R$8,098 (R$4,149 in 2001) for the Company and R$8,105 for the consolidated.

The assets, responsibilities and interests covered by insurance are the following:

		Amount insured

Type	Cover	2002	2001

Operating risks	Buildings, machinery and equipment, installations, call centers, towers, infrastructure and information technology equipment	8,683,331	6,982,127
Loss of profit	Fixed expenses and net income	5,240,051	1,310,013
Performance bonds	Compliance with contractual obligations	77,064	287,585

Insurance policies are also in force for third party liability and officers’ liability, the amount insured being the equivalent of US$15,000,000.00 (fifteen million U.S. dollars).

There is no contractual civil liability insurance to cover clients in the case of claims or judicial suits, or optional third party liability for third party claims involving Company vehicles.

25.	DEFERRED CHARGES

	PARENT COMPANY

	2002			2001

	Cost	Accumulated Amortization	Net Value	Net Value

GOODWILL ON CRT MERGER	620,073	(258,364)	361,709	485,724
INSTALLATION AND REORGANIZATION COSTS	30,861	(2,481)	28,380	520
DATA PROCESSING SYSTEMS	239,019	(25,407)	213,613	48,155
OTHER	54,089	(5,569)	48,521	29,409
TOTAL	944,042	(291,821)	652,223	563,808

The goodwill arose from the merger of CRT and the amortization is being carried out over five years, based on the expected future profitability of the acquired investment. As established in CVM Instruction 319/99, the amortization of the premium does not affect the calculation base of the dividend to be distributed by the Company.

	CONSOLIDATED

	2002			2001

	Cost	Accumulated Amortization	Net Value	Net Value

GOODWILL ON CRT MERGER	620,073	(258,364)	361,709	485,724
INSTALLATION AND REORGANIZATION COSTS	41,338	(3,529)	37,810	12,869
DATA PROCESSING SYSTEMS	239,108	(25,407)	213,701	48,155
OTHER	54,089	(5,569)	48,521	29,409
TOTAL	954,608	(292,869)	661,741	576,157

26.	PAYROLL AND RELATED CHARGES

PARENT COMPANY	CONSOLIDATED

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

	2002	2001	2002	2001

SALARIES AND COMPENSATION	3,023	2,721	3,055	2,828
PAYROLL CHARGES	45,525	48,337	45,749	48,504
BENEFITS	3,195	4,343	3,205	4,350
VOLUNTARY DISMISSAL PROGRAM	—	33,096	—	33,096
OTHER	3,504	2,962	3,525	2,962
TOTAL	55,247	91,459	55,534	91,740
CURRENT	43,808	91,459	44,090	91,740
NONCURRENT	11,439	—	11,444	—

The amounts allocated to long-term refer to the social contributions on FGTS, introduced by Complementary Law 110/01, the demand of which is currently suspended as result of obtaining an injunction. However, the additional contributions payable on the payroll and severance payments have been provisioned until a final ruling is made.

27.	ACCOUNTS PAYABLE AND ACCRUED EXPENSES

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

TRADE ACCOUNTS PAYABLE	931,541	1,207,410	923,164	1,210,669
THIRD-PARTY CONSIGNMENTS	78,609	83,809	78,629	83,847
TOTAL	1,010,150	1,291,219	1,001,793	1,294,516
CURRENT	1,006,027	1,291,219	997,670	1,294,516
NONCURRENT	4,123	—	4,123	—

The amounts recorded under long-term are derived from liabilities to remunerate the third party network, the settlement of which depends on verification between the operators, such as the reconciliation of traffic.

28.	INDIRECT TAXES

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002

ICMS (STATE VAT)	606,576	388,642	607,318
TAXES ON OPERATING REVENUES (COFINS/PIS)	73,342	52,951	74,555
OTHER	13,054	12,903	14,484
TOTAL	692,972	454,496	696,357
CURRENT	348,520	271,681	351,905
NONCURRENT	344,452	182,815	344,452

The long-term portion refers to ICMS (State VAT) on the 69/98 Agreement, which is being challenged in court and is being deposited in escrow. It also includes the ICMS deferral, based on incentives by the government of the State of Paraná.

29.	TAXES ON INCOME

	PARENT COMPANY	CONSOLIDATED

	2002	2001

SOCIAL CONTRIBUTION TAX
LAW No. 8,200/91 – SPECIAL MONETARY RESTATEMENT	8,440	4,738
SUBTOTAL	8,440	4,738

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

INCOME TAX
LAW No. 8,200/91 – SPECIAL MONETARY RESTATEMENT	12,332	14,465
OTHER DEFERRED AMOUNTS	20,825	5,840
SUBTOTAL	33,157	20,305
TOTAL	41,597	25,043
CURRENT	14,679	4,016
NONCURRENT	26,918	21,027

30.	DIVIDENDS, INTEREST ON CAPITAL AND EMPLOYEE PROFIT SHARING

	PARENT COMPANY		CONSOLIDATED

	2002	2001	2002	2001

MAJORITY SHAREHOLDERS	181,362	129,511	181,362	129,511
DIVIDENDS/INTEREST ON CAPITAL OF COMMON SHARES	143,940	102,220	143,940	102,220
DIVIDENDS/INTEREST ON CAPITAL OF PREFERRED SHARES	69,427	50,146	69,427	50,146
WITHHOLDING INCOME TAX ON INTEREST ON CAPITAL	(32,005)	(22,855)	(32,005)	(22,855)
MINORITY SHAREHOLDERS	128,935	100,972	128,935	100,972
DIVIDENDS/INTEREST ON CAPITAL – CURRENT YEAR	111,283	79,334	111,283	79,334
WITHHOLDING INCOME TAX ON INTEREST ON CAPITAL	(16,693)	(11,900)	(16,693)	(11,900)
DIVIDENDS FROM PRIOR YEARS, UNCLAIMED	34,345	33,538	34,345	33,538
TOTAL SHAREHOLDERS	310,297	230,483	310,297	230,483
EMPLOYEE PROFIT SHARING	39,060	50,101	39,327	50,415
TOTAL	349,357	280,584	349,624	280,898

31.	LOANS AND FINANCING (INCLUDING DEBENTURES)

	PARENT COMPANY	CONSOLIDATED

	2002	2001

LOANS	119,377	85,105
FINANCING	4,623,164	3,770,278
INTEREST PROVISIONED AND OTHER ON LOANS	704	612
INTEREST PROVISIONED AND OTHER ON FINANCING	338,563	179,155
TOTAL	5,081,808	4,035,150
CURRENT	683,276	530,661
NONCURRENT	4,398,532	3,504,489

Financing

	2002	2001

BNDES	2,382,477	2,273,994
FINANCIAL INSTITUTIONS	229,983	218,609
SUPPLIERS	19,422	57,955
PUBLIC DEBENTURES	924,617	—
PRIVATE DEBENTURES	1,405,228	1,398,875
TOTAL	4,961,727	3,949,433
CURRENT	672,051	523,240
NONCURRENT	4,289,676	3,426,193

Financing denominated in local currency: bear interest based on TJLP (Long-term interest rates) plus  3.85% to 6.5% p.a., UMBNDES (unit of the National Social and Economic Development Bank) plus 3.85% p.a. to 6.5% p.a., 100% and 109% of CDI and General Market Price Index (IGP-M) plus 12% p.a., resulting in an average rate of 20.38% p.a.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Financing denominated in foreign currency: bear fixed interest rates of 1.75% to 15.50% p.a., resulting in an average rate of 4.85% p.a. and variable interest rates of LIBOR plus 0.5% to 4.0% p.a., resulting in an average rate of 3.24% p.a. The LIBOR rate on December 31, 2002 for semiannual payments was 1.38% p.a.

Private Debentures: 1,300 private debentures that are non-convertible and cannot be swapped for stock of any kind were issued on January 27, 2001 at a unit price of R $1000, bearing interest rates of 100% of the CDI, and were fully subscribed by the Parent Company. These debentures mature on 07/27/04, 07/27/05 and 07/27/06, corresponding to 30%, 30% and 40% of the face value respectively.

Public Debentures:

First public issue: 50,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$500,000, issued on May 1, 2002. The maturity period is two years, coming to due on May 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on November 1 and May 1 as from the date of initial distribution to the maturity of the debentures.

Second Public Issue: 40,000 non-convertible debentures without renegotiation clause, with a unit face value of R$10, totaling R$400,000, issued on December 1 2002. The maturity period is two years, coming to due on December 1, 2004. Remuneration corresponds to an interest rate of 109% of the CDI, payable half-yearly on June 1 and December 1, as from the date of initial distribution to the maturity of the debentures.

As of December 31, 2002, no debentures issued by the Company had been repurchased.

Loans

	2002	2001

INTERCOMPANY LOANS WITH PARENT COMPANY	120,081	85,717
TOTAL	120,081	85,717
CURRENT	11,225	7,421
NONCURRENT	108,856	78,296

The foreign currency loans are restated according to the exchange variation and interest of 1.75% per annum.

Repayment Schedule

The long-term portion is scheduled to be paid as follows:

	2002	2001

2003	—	450,189
2004	1,824,092	822,832
2005	924,092	822,832
2006	1,032,186	939,165
2007	499,105	406,292
2008	23,106	63,179
2009 and after	95,951	—
TOTAL	4,398,532	3,504,489

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Currency/index debt composition

Restated by	2002	2001

TJLP (Long-term interest rate)	2,075,065	2,212,746
UMBNDES (BNDES Basket of Currencies)	307,413	61,249
CDI	2,329,845	1,398,875
US DOLLARS	343,809	336,196
IGPM	25,647	24,466
OTHER	29	1,618
TOTAL	5,081,808	4,035,150

Guarantees

The loans and financing contracted are guaranteed by collateral of credit rights derived from the provision of telephone services and the Parent Company’s guarantee.

The Company has hedge contracts on 38% of its dollar-denominated loans and financing with third parties and 75% of the debt in UMBNDES (basket of currencies) with the BNDES, to protect against significant fluctuations in the quotations of these debt restatement factors. The gains and losses on these contracts are recognized on the accrual basis.

32.	LICENSES TO EXPLOIT SERVICES

The wholly-owned subsidiary Brasil Telecom Celular S.A. signed three Mobile Personal Service Licenses with ANATEL. These licenses, which guarantee the operation of SMP over the next 15 years in the same operating area where the Company has the fixed telephone concession, amounting R$191,495, of which 10% was paid up on signing the contract. The balance of R$172,345 corresponding to the remaining 90%, was fully recognized in the liabilities of the Subsidiary and is payable in six equal and successive annual installments coming due between 2005 and 2010. The variation of the IGP-DI plus 1% per month is payable on the outstanding balance. On the balance sheet date the restated liability was R$174,991.

33.	PROVISIONS FOR PENSION PLANS

The company recognized a provision for the actuarial deficit of FCRT Foundation, in accordance with CVM Resolution 371/00 as shown in Note 6.

	PARENT COMPANY	CONSOLIDATED

	2002	2001

PROVISION FOR PENSION PLANS	501,840	490,744
TOTAL	501,840	490,744
CURRENT	92,144	41,668
NONCURRENT	409,696	449,076

34.	OTHER LIABILITIES

	PARENT COMPANY	CONSOLIDATED

	2002	2001

SELF-FINANCING FUNDS –RIO GRANDE DO SUL BRANCH	28,552	28,577
SELF-FINANCING INSTALLMENT REIMBURSEMENT – PCT	13,425	17,033

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

LIABILITIES WITH OTHER TELECOM COMPANIES	8,791	12,688
LIABILITIES FOR ACQUISITION OF TAX CREDITS	20,898	20,898
BANK TRANSFER AND DUPLICATE RECEIPTS IN PROCESS	11,471	14,481
CPMF – SUSPENDED COLLECTION	20,569	19,230
SOCIAL SECURITY CONTRIBUTION – INSTALLMENT PAYMENT	4,229	4,229
PREPAYMENTS	5,804	826
OTHER TAXES PAYABLE	219	871
OTHER	1,074	2,758
TOTAL	115,032	121,591
CURRENT	87,303	95,160
NONCURRENT	27,729	26,431

Self-financing funds

Refers to financial participation credits for acquisition of right to use the switched fixed telephone service, still under the now extinguished self-financing plan, paid by prospective subscribers in 1996 who have not accepted the Public Offer by Brasil Telecom S.A. of paying cash for the return of such credits. Since the shareholders of the Company fully subscribed the capital increase made to reimburse in shares the financial participation credits, there are no surplus shares available for subscribers. In this situation, as established by article 171, paragraph 2, of Law 6,404/76, self-financing funds should be returned in cash, which was done through the Public Offer, as provided in article 1,080 of the Civil Code, and accepted by 76% of the customers. The remaining 24% of non-opting customers should await the decision of the lawsuit in progress, filed by the Office of the Solicitor General (Ministério Público) and others who want the reimbursement to be made through shares, and which may result in the reimbursement to be made either in shares or in cash, as proposed by the Subsidiary.

In case the court decision is for the credit reimbursement to be made through shares, and considering the various criteria to be appreciated by the judge for calculating the number of shares to which each subscriber would be entitled, the Company also made available the shares of its own issuance that it was able to acquire to keep in treasury, based on CVM special authorization for this purpose.

Self-Financing Installment Reimbursement - PCT

Refers to the payment, either in cash or as offset installments in invoices for services, to prospective subscribers of the Community Telephony Plan - PCT, to compensate the original obligation of repayment in shares. In these cases settlements were agreed or there are judicial rulings.

35.	FUNDS FOR CAPITALIZATION

The expansion plans (self-financing) were the means by which the telecommunications companies financed network investments. With the issue of Administrative Rule 261/97 by the Ministry of Communications, this mechanism for raising funds was eliminated, and the existing consolidated amount of R$8,159 is derived from plans sold prior to the issue of the administrative rule, the corresponding assets to which are already incorporated in the Company’s fixed assets through the Community Telephone Plant – PCT. For reimbursement in shares, it is necessary to await the judicial ruling on the suits brought by the interested parties.

36.	COMMITMENTS

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

Acquisition of Stock Interest and Assets of GlobeNet

On November 15, 2001, the Company signed a purchase and sale contract for stock and assets, acquiring the entire system of submarine fiber-optic cables of the GlobeNet Group, interconnecting connection points in the regions of New York and Miami (United States), St. David’s (Bermuda Islands), Fortaleza and Rio de Janeiro (Brazil) and Maiquetia (Caracas, Venezuela). The transaction will be executed by acquiring the assets located in the United States, the Bermuda Islands, Brazil and Venezuela.

The transaction, which is conditional on verifying certain conditions that are normal in operations of this nature, was executed by the Company through its wholly-owned subsidiary BrT Serviços de Internet S.A. which in turn may set up subsidiaries abroad to acquire the assets and stockholdings located abroad.

The value of the transaction will be equivalent to US$48,000,000.00 (forty-eight million U.S. dollars), of which US$28,800,000.00 (twenty-eight million eight hundred thousand U.S. dollars) payable on the closing date of the transaction and the remainder of US$19,200,000.00 (nineteen million two hundred thousand U.S. dollars) payable within 18 (eighteen) months after payment of the first installment.

The GlobeNet Group was created in 1998 to provide fiber-optic communications services in United States and internationally between the United States and South America. The GlobeNet system comprises two rings of protected submarine cables, representing approximately 22,000 km of fiber-optic cable cables connecting Brazil with the United States, passing through Venezuela and the Bermuda islands. With this installed capacity, no additional investments in fixed assets are expected in the short term.

This transaction does not include acquisition of the telecommunications service provider in Brazil, neither does it signify the direct or indirect provision by the Company or its wholly-owned subsidiary BrTI of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.

The purchase transaction is awaiting the necessary legal proceedings by the regulatory agencies and compliance with the conditions necessary for completion.

37.	SUBSEQUENT EVENT

Acquisition of Stock Interest in MTH do Brasil Ltda., parent company of MetroRED Brasil

On February 17, 2003, the Company signed two contracts with MetroRED Telecommunications Group Ltd., which were (i) a Contract for the Purchase and Sale of Quotas, to acquire 19.9% of the capital of MTH do Brasil Ltda. (MTH), a company holding 99.99% of the capital of MetroRED Telecomunicações Ltda. (MetroRED Brasil); and (ii) an Option Contract, to acquire 80.1% of the capital of MTH. This option may only be exercised after certification by the National Telecommunications Agency – ANATEL, of full compliance with the universal service and expansion targets stipulated in the Concession Contract for December 31, 2003.

PUBLIC FEDERAL SERVICE
CVM - Comissão de Valores Mobiliários (Brazilian Exchange Commission)
Standard Financial Statements	Corporate Law
Commercial, Industrial and Other Companies	12/31/2002

01131-2 BRASIL TELECOM S.A.	76.535.764/0001-43

02.01 - FINANCIAL STATEMENTS - NOTES TO THE FINANCIAL STATEMENTS

The amounts attributed to each contract are equivalent to US$16,999,900.00 (sixteen million nine hundred ninety-nine thousand nine hundred US dollars) and US$100.00 (one hundred US dollars), respectively, which were paid on February 18, 2003, both corresponding in local currency to the amount of R$61,464.

In the future, in a second and last stage, when the option is exercised the purchase 80.1% of the quotas representing the capital of MTH, the Company will have paid an amount equivalent to US$51,000,000.00 (fifty-one million U.S. dollars), concluding the process of acquiring the entire capital of the company.

MetroRED Brasil is a provider of private telecommunications network services through fiber-optic digital networks, and has 331 km of local networks in São Paulo, Rio de Janeiro and Belo Horizonte together with 1,486 km of long distance network connecting these three largest metropolitan commercial centers. It also owns a Internet Solutions Center with an area of 3,500 m2 in São Paulo, which offers co-location, hosting and added-value services.

The acquisition of 19.9% of MTH does not include the control of MetroRED, neither does it signify the direct or indirect provision by the Company of other telecommunications services in addition to those currently provided in Region II of the General Concessions Plan.